
13001942


ATLAS AIR
WORLDWIDE


ATLAS AIR

GAINING ALTITUDE

2012 ANNUAL REPORT


ATLAS AIR
WORLDWIDE
20
TWENTY YEAR
ANNIVERSARY


ATLAS AIR
WORLDWIDE

Atlas Air Worldwide Holdings, Inc. is the parent company of Atlas Air, Inc. (Atlas), Titan Aviation Leasing (Titan), the majority shareholder of Polar Air Cargo Worldwide, Inc. (Polar), and 49-percent owner of Global Supply Systems Limited (GSS).

We are a leading global provider of outsourced aircraft and aviation solutions for commercial and military customers, operating the world's largest fleet of Boeing 747 Freighters, as well as Boeing 747 and 767 passenger aircraft and Boeing 767 Freighters. We are the only ACMI (Aircraft, Crew, Maintenance and Insurance) operator with the next-generation 747-8F.

Reflecting our global scale and scope, we operated to 361 cities in 113 countries in 2012.


ATLAS AIR
WORLDWIDE
20
TWENTY YEAR
ANNIVERSARY

TWENTY YEARS OF CARRYING THE WORLD

Twenty years ago, we developed and launched our "ACMI" business model, making it possible for customers to grow their freight business without having to invest in expensive new aircraft or hire additional crews. Today, Atlas Air, named after the statue of "Atlas" in Rockefeller Center, New York City, continues to deliver innovative, value-added solutions to customers through our growing portfolio of products and services. We have accomplished this with the expertise, skill, innovation, passion and dedication of our crews, ground employees and management.

OUR INDUSTRY-LEADING FLEET

Operating Fleet—April 2013

TYPE	AIRCRAFT	OVERVIEW	NO. IN OPERATION/ ON ORDER
747-8F		New-technology freighter offering 16% more revenue cargo volume than the benchmark 747-400, plus improved fuel-burn efficiency from new engines and wing design (8 in service, 1 to be delivered in 2013)	9
747-400F		An industry leader for operating performance in the intercontinental air-freighter market due to its low cost per ton-mile and large cargo capacity	24
747-400LCF		Modified 747-400 providing primary transport of major Boeing 787 Dreamliner assemblies from suppliers around the world	4
747-400P		Our heritage of operational excellence extends to Boeing 747 passenger versions, seating 189–474 passengers in two configurations for any charter mission	4
767-300ER		Mid-size, twin-engine passenger aircraft for long-haul charters, seating up to 255 passengers for many different kinds of charters	3
767-200/300F		Fuel-efficient freighter aircraft with low noise levels and all-digital flight deck, ideal for supporting customers with time-definite express cargo	7


ATLAS AIR
WORLDWIDE

ATLAS AIR

POLAR

TITAN

SPECTRUM OF CUSTOMERS



AeroLogic


ALLIED AVIATION

BRITISH AIRWAYS
WORLD CARGO

BOEING

chapman freeborn

上海航空公司
SHANGHAI AIRLINES

中国邮政航空公司
China Postal Airlines

DB SCHENKER

DHL

Emirates
SkyCargo

ETIHAD
CARGO

FedEx


Kenya Airways
The Pride of Africa

Lufthansa Cargo

PANALPINA
on 6 continents

Freight


SKY

SonAir


GAINING ALTITUDE BY

PROVIDING UNSURPASSED OUTSOURCED AIRCRAFT AND AVIATION SOLUTIONS



ACMI—AIRCRAFT CREW MAINTENANCE AND INSURANCE

After expanding our fleet in 2010 and 2011, Atlas Air pushed the throttle in 2012. With the newest, most efficient, wide-body fleet; reliable, cost-effective operations; and superior customer service, we are soaring above our competition. We remain the only outsource provider with the new-technology Boeing 747-8 Freighters, which are delivering enhanced revenue payloads and operating efficiencies for our customers and driving growth in our core ACMI business. Our fleet of 747-400Fs continues to carry diverse goods all over the world, for established partners and new ones, like Etihad Cargo and longtime charter customer Chapman Freeborn.

CMI—CREW MAINTENANCE AND INSURANCE

CMI was an exciting growth area in 2012. We introduced a second aircraft type, the Boeing 767, to our growing fleet; began flying for DHL Express in North America with 767-200 freighters; and announced plans to operate 767-300ERFs on intra-Asia flights for DHL Express in the first half of 2013. We marked the second anniversary of operating two 747-400 passenger aircraft for the U.S. Africa Energy Association and four Boeing Dreamlifter 747-400 Large Cargo Freighters that transport major assemblies for the 787 Dreamliner.

DRY LEASING

Titan's dry-leasing platform represents an important part of the Atlas Air Worldwide growth strategy. Dry leasing offers global customers access to efficient aircraft and engines through operating leases rather than purchase, helping to minimize capital outlays. Titan's distinct competitive advantage arises from our deep domain expertise in the management and operation of outsourced aircraft and our in-depth knowledge of global airfreight markets. By turning to Titan, our customers can effectively expand their capacity and capitalize on leading-edge aircraft with superior operating economics. Titan's fleet consists of Boeing 777, 757 and 737 freighters, as well as 737 passenger aircraft on lease to customers in Europe, Asia and Africa.









GAINING ALTITUDE BY

PROVIDING CUSTOMERS WITH EXCELLENT SERVICE



CHARTER OPERATIONS

While the mainstay of our charter business is cargo, two years ago we launched charter passenger operations with our trademark spirit and dedication to safety. In 2012, in addition to carrying thousands of tons of freight for leading global shippers, manufacturers, freight forwarders and the U.S. military, we safely transported over 246,000 passengers to their destinations.

MILITARY AND COMMERCIAL PASSENGER CHARTERS

Atlas Air is trusted by the U.S. Air Force's Air Mobility Command (AMC), the U.S. Transportation Command and foreign militaries to transport troops around the world. In 2012, we expanded military passenger charter operations using Boeing 767-300ERs to complement our passenger 747s.

During 2012, we grew our passenger charter operations, drawing on seven aircraft that hold from 189 to 474 people comfortably. A variety of seating arrangements enable us to work with charter brokers to provide high-density or V.I.P. business-class-only operations. In 2012, we carried sports teams, such as the Manchester United Football Club, the Foo Fighters rock band, world leaders, celebrities and group-travel tours to six continents.

FLIGHT CREW TRAINING

Our world-renowned expertise in operating Boeing 747s helped us win a five-year contract renewal to train pilots of the U.S. President's Air Force One. They receive ground and flight-simulator instruction at our Miami training center.

OUR EMPLOYEES

Operating a 24-hour, global fleet safely, efficiently and profitably requires intellect, skills and flexibility to take advantage of market opportunities. For 20 years, Atlas Air Worldwide has delivered innovative ways to meet growing needs and to surpass expectations.

That means a team that's quick-thinking and engaged, putting safety, security, compliance and customers first.

With pilots operating cargo and passenger aircraft to over 360 cities, flight attendants providing world-class cabin service, and a staff that manages complex operational and financial details, the Atlas Air family is unique in the industry for the scale, scope and quality of its services, and its passion and dedication to aviation.









TO OUR STOCKHOLDERS:



MESSAGE FROM THE CHAIRMAN

Connecting the world. Seizing opportunity. Gaining altitude. Shaping the future.

These drivers underscore Atlas Air Worldwide's innovative, leadership role in aviation.

And our commitment to delivering value to our customers and stockholders.

Directing the way is a seasoned, talented management team, our most important asset, under the outstanding leadership of our Chief Executive Officer, Bill Flynn. Supporting Bill are our Chief Operating Officer, John Dietrich; Chief Commercial Officer, Michael Steen; Chief Financial Officer, Spencer Schwartz; and General Counsel, Chief Human Resources Officer and Secretary, Adam Kokas.

Captained by Bill and his team, we have introduced new, immediately profitable 747-8Fs to our fleet; capitalized on extremely attractive Ex-Im Bank-backed financing; diversified our fleet; and piloted profitable new lines of business.

From a 747 freighter-only platform in 2009, today we are successfully serving both cargo and passenger needs of major international airlines, express delivery providers, freight forwarders, the U.S. military, charter brokers and others across multiple aircraft types.

In addition to ACMI and charter solutions, our organic growth map includes CMI service for customers that provide their own aircraft, as well as an expanding dry-leasing operation.

Our mix of aircraft is closely aligned with our customer needs, and our current roster includes the world's largest fleet of 747 freighters, led by our state-of-the-art 747-8Fs; passenger 747s; freighter and passenger 767s; and our first 777 freighter.

We have not permitted external market forces beyond our control to deter us from initiatives to improve our profitability and enhance our strategic options.

With service to more than 360 destinations in over 110 countries in 2012, the scale and scope of our global footprint is unrivaled. And our business continues to gain altitude.

Acting decisively, we have transformed and diversified our business model. And we have built a resilient company with strong earnings and cash flow, a solid balance sheet, and a culture of continuous improvement.

As a result, we are well-positioned to return capital to our stockholders through share repurchases even in a challenging business environment, and we are equally well-positioned to grow our business for the longer term.

Towards that goal, we are leveraging our competencies, industry leadership, and deep understanding of our markets to deliver enhanced value to our customers and stockholders.

Our approach to business growth is disciplined.

- We will evaluate potential opportunities for adding incremental aircraft that provide our customers with the most efficient assets to meet their needs.
- We will explore opportunities to expand our Titan dry-leasing platform through investments in aircraft with lease commitments.
- And we will continue to develop our operating capabilities.

Looking forward, my fellow board members and I are very eager to collaborate with Bill, his senior team and all of our dedicated employees as we deliver value to our customers, and drive future revenues, earnings and cash flow for our stockholders.

Eugene I. Davis
Chairman of the Board

April 11, 2013

TO OUR STOCKHOLDERS:

MESSAGE FROM THE PRESIDENT & CEO



GAINING ALTITUDE

Atlas Air Worldwide has an exciting story to tell, one we want to share with you.

With our modern, efficient fleet, business mix and solid balance sheet, we expect to do well in all economic conditions—and to continue to gain altitude with our business model.

We are executing a strategic plan that leverages our core competencies, provides a basis for returning capital to our investors through share repurchases, and will enable us to grow Atlas Air Worldwide over the long term.

As a result of our plan, we achieved the second-best annual operating results in our history in 2012.

Our results reflect the strength of our ACMI operations, including our 747-8 freighters.

They also demonstrate how we are capitalizing on new organizational capabilities, such as our growing asset-light CMI operations; military and commercial passenger service; and expanding 767 flying, all of which continue to strengthen and diversify our business and financial results.

In an environment of global uncertainty, we remain focused on controlling what we can and creating growth where we can.

- Our business begins with the customer, and in 2012 we met and exceeded our service quality goals.
- We maintained a safe and compliant operation, and successfully completed a Department of Defense audit that included a first review of our passenger operations with zero findings.
- We successfully on-boarded four new 747-8 freighters in ACMI, three 767-300ER passenger aircraft in AMC Charter, and five customer-owned 767-200 freighters in CMI in North America.
- We initiated plans in CMI to launch two new customer-owned 767-300ERFs in intra-Asian cargo service in 2013.
- And we won renewal of our five-year contract to train the U.S. Air Force crews that fly Air Force One and the nation's E-4B aircraft.

Our continuous improvement initiatives are also driving enhanced operating efficiencies.

Since 2009, we have reduced our corporate overhead by 14% on a block-hour basis, which represents an average annual reduction of 5% per year.

During this period, our block hours have grown 40%, or nearly 12% per year, and our Direct Contribution has increased 45%, highlighting our ability to grow and diversify the business while managing our overhead costs.

EARNINGS AND CASH FLOW STRENGTH

Our 2012 results exemplify the resilience of our diversified business model and our ability to deliver improved margins, strong earnings, and growing free cash flow in a challenging business environment.

Reflecting our strengths and market positioning, our adjusted net income attributable to common stockholders in 2012 increased 17%, rising to $127.0 million, or $4.78 per diluted share. On a reported basis, our net income attributable to common stockholders totaled $129.9 million, or $4.89 per diluted share.

Adjusted net income in 2012 excludes net gains of $0.11 per share, primarily driven by an insurance gain related to flood damage in a parts warehouse during Superstorm Sandy. Earnings in 2012 also include $0.09 per share of tax adjustments.

Our 2012 results underscore the strength of our core ACMI operations, which includes our CMI business. Reflecting the first full year of flying by our three initial 747-8 freighters,

“With our modern, efficient fleet, business mix and solid balance sheet, we expect to do well in all economic conditions—and to continue to gain altitude with our business model.”

ACMI volumes, rates and revenues all grew, and ACMI segment contribution increased 29% to $191.5 million.

2012 was also a year in which the business investments we have made enabled us to grow our cash balance and generate substantial cash flow.

At year-end, our cash, cash equivalents and short-term investments totaled $419.9 million compared with $195.2 million at year-end 2011.

The increase was primarily driven by operating cash flows from our 747-8Fs, the favorable bonus tax depreciation benefits that they generate, and the positive cash back that we received from financing -8F deliveries. Due to the benefits of bonus tax depreciation, we don't anticipate paying U.S. federal income tax until 2017 or later.

Excluding aircraft acquisitions, our free cash flow in 2012 increased to $208.5 million, or $7.85 per share, from $78.0 million, or $2.95 per share, in 2011.

READY FOR 2013

We anticipate strong earnings and cash flow in 2013 and beyond.

While global economic progress and airfreight market conditions remain uncertain, our model is working and we are well-positioned to serve our customers and the airfreight markets.

Earnings in 2013 will reflect strong growth in ACMI from our 747-8Fs, driven by an increase in the number of -8s in service compared with 2012. Earnings will also benefit from the acquisition in March 2013 of a 777 freighter already on long-term lease to a customer by our dry-leasing subsidiary, Titan Aviation.

Titan's acquisition represents an important part of our plan to grow our dry-leasing platform through selective investments in aircraft with existing leases that support leading operators in the airfreight industry.

Complementing our growth strategy, and our initiatives to create and enhance value for our customers, we are committed to returning value to our stockholders through capital appreciation and share repurchases.

Drawing on our strong balance sheet and cash flow, cash in excess of our business investment and balance sheet maintenance requirements will be available for share repurchases.

SHAPING THE FUTURE

From board member to flight crew, from cabin crew to ground staff, our global team performed at an exceptional level in 2012.

Despite difficult market conditions, we maintained a strong focus on our business, achieved significant safety and operational performances, and drove strategic initiatives that are the building blocks of future growth.

Atlas Air Worldwide has come a long way in the 20 years since we began operations.

We have built a resilient company. We have diversified our business mix. We have identified the right strategies. And we have proven we can manage complex growth initiatives.

With a strong, focused team, a winning strategy and deliverable results, we are very excited about the future of Atlas Air Worldwide.

William J. Flynn

William J. Flynn
President and Chief Executive Officer

April 11, 2013

FINANCIAL AND OPERATING HIGHLIGHTS

($ in millions, except per share)	For the Year Ended 12/31/12	12/31/11	% Change
Operating revenues	$1,646.0	$1,398.2	17.7
Operating income[1]	226.5	151.1	49.9
Pretax income[1,2]	205.3	157.0	30.8
Net income attributable to common stockholders[3,5]	129.9	96.1	35.2
Fully Diluted EPS[4,5]	4.89	3.64	34.3
Cash, cash equivalents and short-term investments	$ 419.9	$ 195.2	115.1
Debt obligations	1,304.0	750.0	73.9
Fleet aircraft (average)[6]	41.3	33.9	21.8
Block hours	152,707	137,055	11.4
Block hours/operating aircraft	4,029.2	4,378.8	(8.0)

1 2012 includes fleet retirement costs of $3.5 and gain on disposal of aircraft of $2.4; 2011 includes pre-operating expenses of $17.1, special charge of $5.4, and gain on disposal of aircraft of $0.4.
2 2012 includes insurance gain of $6.3 and loss on early extinguishment of debt of $0.6.
3 Adjusted net income attributable to common stockholders excluding pre-operating expenses, fleet retirement costs, loss on early extinguishment of debt, special charge and gains: $127.0 in 2012 and $108.8 in 2011.
4 Adjusted diluted EPS excluding pre-operating expenses, fleet retirement costs, loss on early extinguishment of debt, special charge and gains: $4.78 in 2012; and $4.12 in 2011.
5 Adjusted net income attributable to common stockholders and adjusted diluted EPS are non-GAAP measures that exclude certain items. See Page 41 of our 2012 Annual Report on Form 10-K, included with this Annual Report to Stockholders, for a reconciliation to the most directly comparable financial measures in accordance with GAAP.
6 Fleet Aircraft = Operating + Dry Lease + Out-of-Service Aircraft (2012: 37.9 + 3.4 + 0.0; 2011: 31.3 + 2.2 + 0.4).



CASH[1]
($ in millions)
$195
$225
$420
Operating Activities
Investing/ Financing
+
=
2011 Actual
Change in Cash
2012 Actual



FREE CASH FLOW PER SHARE[2,3]
$2.95
$7.85
2011 Actual
2012 Actual

1 Cash, cash equivalents and short-term investments.
2 Free Cash Flow per Share is a non-GAAP measure calculated as: (Cash Flows from Operations – Base Capital Expenditures – Capitalized Interest) / Weighted Average Diluted Shares. (Base Capital Expenditures excludes purchase of aircraft.)
3 2012: $7.85 = ($258.5 – 31.3 – 18.7) / 26.55; 2011: $2.95 = ($143.0 – 37.4 – 27.6) / 26.42.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-16545


ATLAS AIR
WORLDWIDE

Atlas Air Worldwide Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**13-4146982**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
2000 Westchester Avenue, Purchase, New York	**10577**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: **(914) 701-8000**

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 Par Value	**The NASDAQ Global Select Market**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates based upon the closing price of Common Stock as reported on The NASDAQ Global Select Market as of June 30, 2012 was approximately $1,126,494,350. In determining this figure, the registrant has assumed that all directors, executive officers and persons known to it to beneficially own ten percent or more of such Common Stock are affiliates. This assumption shall not be deemed conclusive for any other purpose. As of February 1, 2013, there were 26,443,441 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's Proxy Statement relating to the 2013 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission, are incorporated by reference into Part III.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Report"), as well as other reports, releases and written and oral communications issued or made from time to time by or on behalf of Atlas Air Worldwide Holdings, Inc. ("AAWW"), contain statements that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements are based on management's beliefs, plans, expectations and assumptions, and on information currently available to management. Generally, the words "will," "may," "should," "expect," "anticipate," "intend," "plan," "continue," "believe," "seek," "project," "estimate" and similar expressions used in this Report that do not relate to historical facts are intended to identify forward-looking statements.

The forward-looking statements in this Report are not representations or guarantees of future performance and involve certain risks, uncertainties and assumptions. Such risks, uncertainties and assumptions include, but are not limited to, those described in Item 1A, "Risk Factors." Many of such factors are beyond AAWW's control and are difficult to predict. As a result, AAWW's future actions, financial position, results of operations and the market price for shares of AAWW's common stock could differ materially from those expressed in any forward-looking statements. Readers are therefore cautioned not to place undue reliance on forward-looking statements. AAWW does not intend to publicly update any forward-looking statements that may be made from time to time by, or on behalf of, AAWW, whether as a result of new information, future events or otherwise, except as required by law.

PART I

ITEM 1. *BUSINESS*

Glossary

The following represents terms and statistics specific to our business and industry. They are used by management to evaluate and measure operations, results, productivity and efficiency.

Block Hour	The time interval between when an aircraft departs the terminal until it arrives at the destination terminal.
C Check	High-level or "heavy" airframe maintenance checks, which are more intensive in scope than A Checks and are generally performed between 18 and 24 months depending on aircraft type.
D Check	High-level or "heavy" airframe maintenance checks, which are the most extensive in scope and are generally performed every six to nine years depending on aircraft type.
Heavy Maintenance	Scheduled maintenance activities, which are the most extensive in scope and are primarily based on time intervals, including but not limited to C Checks, D Checks and engine overhauls.
Line Maintenance	Unscheduled maintenance to rectify events occurring during normal day-to-day operations.
Load Factor	The average amount of weight flown divided by the maximum available capacity.
Non-heavy Maintenance	Discrete maintenance activities for the overhaul and repair of specific aircraft components.
Revenue Per Block Hour	An amount calculated by dividing Operating revenues by Block Hours.
Yield	The average amount a customer pays to fly one tonne of cargo one mile.

Overview

AAWW is a holding company with a principal operating subsidiary, Atlas Air, Inc. ("Atlas"), which is wholly-owned. It also maintains a 49% interest in Global Supply Systems Limited ("GSS") and has a 51% economic interest and 75% voting interest in Polar Air Cargo Worldwide, Inc. ("Polar"). AAWW is also the parent company of several wholly-owned subsidiaries related to our dry leasing services (collectively referred to as "Titan"). When used in this Report, the terms "we," "us," "our," and the "Company" refer to AAWW and all entities in our consolidated financial statements.


ATLAS AIR
WORLDWIDE
ATLAS AIR
POLAR
TITAN
Global Supply Systems
Ownership: 100%
Ownership: 51%
Ownership: 100%
Ownership: 49%

We are a leading global provider of outsourced aircraft and aviation operating services. As such, we manage and operate the world's largest fleet of 747 freighters. We provide unique value to our customers by giving them access to highly reliable new production freighters that deliver the lowest unit cost in the marketplace combined with outsourced aircraft operating services that we believe lead the industry in terms of quality and global scale. Our customers include airlines, express delivery providers, freight forwarders, the U.S. military and charter brokers. We provide global services with operations in Africa, Asia, Australia, Europe, the Middle East, North America and South America.

Our primary service offerings include the following:

- ACMI, whereby we provide outsourced cargo aircraft operating solutions, including the provision of an aircraft, crew, maintenance and insurance, while customers assume fuel, demand and Yield risk;
- CMI, which is part of our ACMI business segment, whereby we provide outsourced cargo and passenger aircraft operating solutions including the provision of crew, maintenance and insurance, while customers provide the aircraft and assume fuel, demand and Yield risk;
- AMC Charter services, whereby we provide cargo and passenger aircraft charter services for the U.S. Military Air Mobility Command ("AMC"). The AMC pays a fixed charter fee that includes fuel, insurance, landing fees, overfly and all other operational fees and costs;
- Commercial Charter, whereby we provide cargo and passenger aircraft charters to customers, including brokers, cruise-ship operators, freight forwarders, direct shippers and airlines. The customer pays a fixed charter fee that includes fuel, insurance, landing fees, overfly and all other operational fees and costs; and
- Dry Leasing, whereby we provide aircraft and/or engine leasing solutions.

We believe that the scale, scope and quality of our outsourced services are unparalleled in our industry. The relative operating cost efficiency of our current 747-8F and 747-400F aircraft, including their superior fuel efficiency, range, capacity and loading capabilities, create a compelling value proposition for our customers and position us well for future growth.

Our growth plans are focused on the further enhancement of our ACMI market position with our new 747-8F aircraft. The Boeing Company ("Boeing") delivered seven of these 747-8F aircraft to us through December 2012 and we expect to take two additional deliveries during 2013. We are currently the only operator offering these aircraft to the ACMI market. We also hold rights to purchase an additional 13 747-8F aircraft, providing us with flexibility to further expand our fleet in response to market conditions. Our growth plans also include the continued expansion of our CMI business, which we launched in 2010. In 2011, we began flying passenger charters for the AMC. In 2011 and 2012, we expanded our fleet with the purchase of two 747-400 and three 767-300ER passenger aircraft. We also use these aircraft to fly passengers for private charter customers, charter brokers and other airlines.

We believe that our current fleet represents one of the most efficient freighter fleets in the market. Our primary placement for these aircraft will continue to be long-term ACMI outsourcing contracts with high credit quality customers.

AAWW was incorporated in Delaware in 2000. Our principal executive offices are located at 2000 Westchester Avenue, Purchase, New York 10577, and our telephone number is (914) 701-8000.

Operations

Introduction. We currently operate our service offerings through the following reportable segments: ACMI, AMC Charter, Commercial Charter and Dry Leasing. All reportable business segments are directly or indirectly engaged in the business of air transportation services but have different commercial and economic characteristics, which are separately reviewed by management. Financial information regarding our reportable segments can be found in Note 11 to our consolidated financial statements included in Item 8 of Part II of this Report (the "Financial Statements").

ACMI. Historically, the core of our business has been providing cargo aircraft outsourcing services to customers on an ACMI basis in exchange for guaranteed minimum revenues at predetermined levels of operation for defined periods of time. ACMI provides a predictable annual revenue and cost base by minimizing the risk of fluctuations such as Yield, fuel and demand risk in the air cargo business. Our ACMI revenues and most of our costs under ACMI and CMI contracts are denominated in U.S. dollars, minimizing currency risks associated with international business.

During 2010, we also began to offer CMI cargo and passenger services to customers, which is similar to ACMI flying except that the customer provides the aircraft. The aircraft are generally operated under the traffic rights of the customer. Certain direct operating expenses, such as fuel, overfly and landing fees and ground handling, are generally borne by the customer, who also bears the commercial revenue risk of Load Factor and Yield.

All of our ACMI and CMI contracts provide that the aircraft remain under our exclusive operating control, possession and direction at all times. The ACMI contracts further provide that both the contracts and the routes to be operated may be subject to prior and/or periodic approvals of the U.S. or foreign governments.

As a percentage of our operating revenue, ACMI revenue represented 41.4% in 2012, 45.2% in 2011 and 40.7% in 2010. As a percentage of our operated Block Hours, ACMI represented 70.2% in 2012, 74.9% in 2011 and 71.2% in 2010. We recognize ACMI revenue, which includes CMI, as we operate the actual Block Hours on behalf of a customer or according to the guaranteed minimum Block Hours defined in contracts. The original length of these contracts generally ranges from three to twenty years, although we do offer contracts of shorter duration. In addition, we have also operated short-term, seasonal ACMI contracts and we expect to continue to provide such services.

AMC Charter. Our AMC Charter business primarily provides full planeload passenger and cargo aircraft to the AMC. We participate in the U.S. Civil Reserve Air Fleet ("CRAF") Program under contracts with the AMC, which typically cover a one-year period. We have made a substantial number of our aircraft available for use by the U.S. Military in support of their operations and we operate such flights pursuant to cost-plus contracts. Atlas bears all direct operating costs for both passenger and cargo aircraft, which include fuel, insurance, overfly, landing and ground handling expenses. However, the price of fuel used during AMC flights is fixed by the U.S. Military. The contracted charter rates (per mile) and fuel prices (per gallon) are fixed by the AMC generally for twelve-month periods. We receive reimbursements from the AMC each month if the price of fuel paid by us to vendors for the AMC Charter flights exceeds the fixed price. If the price of fuel paid by us is less than the fixed price, then we pay the difference to the AMC.

Airlines may participate in the CRAF Program either alone or through a teaming arrangement. There are currently four major groups of carriers (or teams), several smaller teams and independent carriers (that are not part of any team) that compete for AMC business. We are a member of the team led by FedEx Corporation ("FedEx"). We pay a commission to the FedEx team, based on the revenues we receive under our AMC contracts. The AMC buys cargo capacity on two bases: a fixed basis, which is awarded both annually and quarterly, and expansion flying, which is awarded on an as-needed basis throughout the contract term. While the fixed business is predictable, Block Hour levels for expansion flying are difficult to predict and thus are subject to fluctuation. The majority of our AMC business is expansion flying. We also earn commissions on subcontracting certain flying of oversized cargo and less than full planeload missions, or in connection with flying cargo into areas of military conflict where we cannot perform these services ourselves.

As a percentage of our operating revenue, AMC Charter revenue represented 29.7% in 2012, 31.7% in 2011 and 29.1% in 2010. As a percentage of our operated Block Hours, AMC Charter represented 14.7% in 2012, 14.0% in 2011 and 14.6% in 2010.

Commercial Charter. Our Commercial Charter business segment provides full planeload cargo and passenger capacity to customers for one or more flights based on a specific origin and destination. The Commercial Charter business is generally booked on a short-term, as-needed, basis. In addition, Atlas provides limited airport-to-airport cargo services to select markets, including several cities in South America. The Commercial Charter business is similar to the AMC Charter business in that we are responsible for all direct operating costs as well as the commercial revenue risk. Atlas also bears direct sales costs incurred through our own sales force and through commissions paid to general sales agents.

As a percentage of our operating revenue, Commercial Charter revenue represented 27.4% in 2012, 21.4% in 2011 and 28.7% in 2010. As a percentage of our operated Block Hours, Commercial Charter represented 14.4% in 2012, 10.1% in 2011 and 13.7% in 2010.

Dry Leasing. Our Dry Leasing business provides a specific aircraft and/or engine without crew, maintenance or insurance to a customer for compensation that is typically based on a fixed monthly amount. This business is primarily operated by Titan, which is principally a cargo aircraft dry lessor, but also owns and manages aviation assets such as passenger narrow-body aircraft, engines and related equipment. Titan also markets its expertise in asset management, passenger-to-freighter conversion and other aviation-related technical services. As a percentage of our operating revenue, Dry Leasing revenue represented 0.7% in 2012, 0.7% in 2011 and 0.5% in 2010.

Global Supply Systems

AAWW holds a 49% interest in GSS, a private company, which became a consolidated subsidiary of AAWW in 2009 (see Note 2 to our Financial Statements). During the fourth quarter of 2011, Atlas Dry Leased three of our new 747-8F aircraft to GSS, which pays for rent and a provision for maintenance costs associated with the aircraft. GSS, in turn, provides ACMI services for these aircraft to British Airways Plc ("British Airways"). Atlas previously Dry Leased three owned 747-400s to GSS.

DHL Investment and Polar

DHL Network Operations (USA), Inc. ("DHL") holds a 49% equity interest and a 25% voting interest in Polar (see Note 3 to our Financial Statements). AAWW owns the remaining 51% equity interest in Polar and a 75% voting interest. Concurrent with the investment, under a 20-year blocked space agreement that was subsequently amended (the "BSA"), Polar provides air cargo capacity to DHL through Polar's express network.

In addition, Atlas and Polar have a flight services agreement, whereby Atlas is compensated by Polar on a per Block Hour basis, subject to a monthly minimum Block Hour guarantee, at a predetermined rate that escalates annually. Under the flight services agreement, Atlas provides Polar with crew, maintenance and insurance for the aircraft. Under separate agreements, Atlas and Polar supply administrative, sales and ground support services to one another. Deutsche Post AG ("DP") has guaranteed DHL's (and Polar's) obligations under the various agreements described above. AAWW has agreed to indemnify DHL for and against various obligations of Polar and its affiliates. Collectively, these agreements are referred to in this Report as the "DHL Agreements". The DHL Agreements provide us with a minimum guaranteed annual revenue stream from 747-400 aircraft that have been dedicated to Polar for DHL and other customers' freight over the life of the agreements.

Polar provides full flying for DHL's trans-Pacific express network and DHL provides financial support and also assumes the risks and rewards of the operations of Polar. In addition to its trans-Pacific routes, Polar has also flown between the Asia Pacific regions, the Middle East and Europe on behalf of DHL and other customers.

Polar operates six 747-400 freighter aircraft that are subleased from us. Atlas operates two additional 747-8F aircraft and one 747-400 aircraft to support the Polar network and DHL through an alliance agreement whereby Atlas provides ACMI services to Polar. We also provide incremental charter capacity to Polar on an as-needed basis.

In 2011, we signed a CMI agreement with DHL to operate five 767 freighters in DHL's North American network. All five of these aircraft were placed in service during 2012.

In December 2012, we signed a CMI agreement with DHL to operate two new 767-300ERF aircraft owned by them. The aircraft were placed into service in their network during the first quarter of 2013.

Long-Term Revenue Commitments

The following table sets forth the guaranteed minimum revenues expected to be received from our existing ACMI (including CMI) and Dry Leasing customers for the years indicated (in thousands):

2013	$ 550,557
2014	480,237
2015	406,666
2016	266,742
2017	208,911
Thereafter	1,080,873
Total	$2,993,986

Sales and Marketing

We have regional sales offices in the United States, England and Hong Kong, which cover the Americas, Europe, Africa, the Middle East and the Asia Pacific regions. These offices market our ACMI (including CMI) and Dry Leasing services directly to other airlines and logistic companies. They also market our cargo and passenger Commercial Charter services to charter brokers, cruise-ship operators, freight forwarders, direct shippers and airlines. Additionally, we have a dedicated Government and Defense Group that directly manages our military cargo and passenger operations.

Maintenance

Maintenance represented our fourth-largest operating expense for the year ended December 31, 2012. Primary maintenance activities include scheduled and unscheduled work on airframes and engines. Scheduled maintenance activities encompass those activities specified in a carrier's maintenance program approved by the

U.S. Federal Aviation Administration ("FAA"). The costs necessary to adhere to these maintenance programs may increase over time, based on the age of the equipment or due to FAA airworthiness directives ("ADs").

Scheduled airframe maintenance includes daily and weekly checks, as well as heavy maintenance checks, involving more complex activities that can generally take from one to four weeks to complete. Unscheduled maintenance, known as Line Maintenance, rectifies events occurring during normal day-to-day operations. Scheduled maintenance activities such as C and D Checks, are progressively higher in scope and duration than Line Maintenance, and are considered "heavy" airframe maintenance checks. All lettered checks are currently performed by third-party service providers that are compensated on a time-and-material basis as we believe they provide the most reliable and efficient means of maintaining our aircraft fleet.

Our FAA-approved maintenance programs allow our engines to be maintained on an "on condition" basis. Under this arrangement, engines are sent to third-party maintenance providers for repair based on life-limited parts and/or performance deterioration.

Under the ADs issued pursuant to its Aging Aircraft Program, we are subject to extensive aircraft examinations and may be required to undertake structural modifications to our fleet from time to time to address any problems of corrosion and structural fatigue. As part of the FAA's overall Aging Aircraft Program, it has issued increased inspection and maintenance requirements depending on aircraft type and ADs requiring certain additional aircraft modifications. We believe all aircraft in our fleet are in compliance with all existing ADs. It is possible, however, that additional ADs applicable to the types of aircraft or engines included in our fleet could be issued in the future and that the cost of complying with such ADs could be substantial.

Insurance

We maintain insurance of the types and in amounts deemed adequate and consistent with current industry standards. Principal coverage includes: liability for injury to members of the public, including passengers; damage to our property and that of others; and loss of, or damage to, flight equipment, whether on the ground or in flight.

Since the terrorist attacks of September 11, 2001, we and other airlines have been unable to obtain coverage for claims resulting from acts of terrorism, war or similar events (war-risk coverage) at reasonable rates from the commercial insurance market. We have, as have most other U.S. airlines, purchased our war-risk coverage through a special program administered by the U.S. government. The FAA is currently providing war-risk coverage for hull, passenger, cargo loss, crew and third-party liability insurance through September 30, 2013. If the U.S. government insurance program were to be terminated, we would likely face a material increase in the cost of war-risk coverage, and because of competitive pressures in the industry, our ability to pass this additional cost on to customers may be limited.

Governmental Regulation

General. Atlas and Polar are subject to regulation by the U.S. Department of Transportation ("DOT") and the FAA, among other U.S. and foreign government agencies. The DOT primarily regulates economic issues affecting air service, such as certification, fitness and citizenship, competitive practices, insurance and consumer protection. The DOT has the authority to investigate and institute proceedings to enforce its economic regulations and may assess civil penalties, revoke operating authority or seek criminal sanctions. Atlas and Polar each hold DOT-issued certificates of public convenience and necessity plus exemption authority to engage in scheduled air transportation of property and mail in domestic, as well as enumerated international markets, and charter air transportation of property and mail on a worldwide basis.

The DOT conducts periodic evaluations of each air carrier's fitness and citizenship. In the area of fitness, the DOT seeks to ensure that a carrier has the managerial competence, compliance disposition and financial resources needed to conduct the operations for which it has been certificated. Additionally, each U.S. air carrier must remain a U.S. citizen by (i) being organized under the laws of the United States or a state, territory or possession thereof; (ii) requiring its president and at least two-thirds of its directors and other managing officers to be U.S. citizens; (iii) allowing no more than 25% of its voting stock to be owned or controlled, directly or indirectly, by foreign nationals and (iv) not being otherwise subject to foreign control. The DOT broadly interprets "control" to exist when an individual or entity has the potential to exert substantial influence over airline decisions through affirmative action or the threatened withholding of consents and/or approvals. We believe the DOT will continue to find Atlas' and Polar's fitness and citizenship favorable and conclude that Atlas and Polar are in material compliance with the DOT requirements described above.

In addition to holding the DOT-issued certificate and exemption authority, each U.S. air carrier must hold a valid FAA-issued air carrier certificate and FAA-approved operations specifications authorizing operation in specific regions with specified equipment under specific conditions and is subject to extensive FAA regulation and oversight. The FAA is the U.S. government agency primarily responsible for regulation of flight operations and, in particular, matters affecting air safety, such as airworthiness requirements for aircraft, operating procedures, mandatory equipment and the licensing of pilots, mechanics and dispatchers. The FAA monitors compliance with maintenance, flight operations and safety regulations and performs frequent spot inspections of aircraft, employees and records. The FAA also has the authority to issue ADs and maintenance directives and other mandatory orders relating to, among other things, inspection of aircraft and engines, fire retardant and smoke detection devices, increased security precautions, collision and windshear avoidance systems, noise abatement and the mandatory removal and replacement of aircraft parts that have failed or may fail in the future. In addition, the FAA mandates certain record-keeping procedures. The FAA has the authority to modify, temporarily suspend or permanently revoke an air carrier's authority to provide air transportation or that of its licensed personnel, after providing notice and a hearing, for failure to comply with FAA rules, regulations and directives. The FAA is empowered to assess civil penalties for such failures or institute proceedings for the imposition and collection of monetary fines for the violation of certain FAA regulations and directives. The FAA is also empowered to modify, suspend or revoke an air carrier's authority on an emergency basis, without providing notice and a hearing, where significant safety issues are involved. We believe Atlas and Polar are in material compliance with applicable FAA rules and regulations and maintain all documentation required by the FAA.

In December 2011, the FAA adopted a rule to impose new flight and duty time requirements with the stated goal of reducing pilot fatigue. The rule's effective date is January 14, 2014, resulting in a two year ramp-up period. The rule applies to our passenger operations but not to our all-cargo operations. Carriers with all-cargo operations have the option to conduct such operations under the new rules. The Independent Pilots Association, representing United Parcel Service, Inc. ("UPS") pilots, have filed a judicial appeal, in which they are challenging the FAA decision not to include all-cargo operations in the rule. Should the appeal be successful or the FAA decide on its own initiative to change the final rule to include all-cargo operations, that would result in material increased crew costs for Atlas and Polar, as well as air carriers that predominately fly nighttime and long-haul flights. It could also have a material impact on our business, results of operations and financial condition by limiting crew scheduling flexibility and increasing operating costs, especially with respect to long-range flights.

International. Air transportation in international markets (the vast majority of markets in which Atlas, Polar and GSS operate) is subject to extensive additional regulation. The ability of Atlas, Polar and GSS to operate in other countries is governed by aviation agreements between the United States and the respective countries (in the case of Europe, the European Union (the "EU")) or, in the absence of such an agreement, by principles of reciprocity. Sometimes, as in the case of Japan and China, aviation agreements restrict the number of carriers that may operate, their frequency of operation, or the routes over which they may fly. This makes it necessary for the DOT to award route and operating rights to U.S. air carrier applicants through competitive route proceedings. International aviation agreements are periodically subject to renegotiation, and changes in U.S. or foreign governments could result in the alteration or termination of such agreements, diminish the value of existing route authorities or otherwise affect Atlas' and Polar's international operations. Foreign government authorities also impose substantial licensing and business registration requirements and, in some cases, require the advance filing and/or approval of schedules or rates. Moreover, the DOT and foreign government agencies typically regulate alliances and other commercial arrangements between U.S. and foreign air carriers, such as the ACMI and CMI arrangements that Atlas maintains. Approval of these arrangements is not guaranteed and may be conditional. In addition, approval during one time period does not guarantee approval in future periods.

A foreign government's regulation of its own air carriers can also affect our business. For instance, the EU places limits on the ability of EU carriers to use ACMI aircraft from airlines of non-EU member states. The regulations have a negative impact on our ACMI business opportunities. Similarly, the European Aviation Safety Agency ("EASA") has proposed new rules that would prohibit EU airlines from providing ACMI and CMI services through non-EU airlines without first satisfying their regulators that the aircraft to be used adhere to both international and EASA-imposed requirements. Finalization of the proposed regulations could increase costs and inhibit business opportunities.

Airport Access. The ability of Atlas, Polar and our ACMI and CMI customers to operate is dependent on their ability to gain access to airports of their choice at commercially desirable times and on acceptable terms. In some cases, this is constrained by the need for the assignment of takeoff and landing "slots" or comparable operational rights. Like other air carriers, Atlas and Polar are subject to such constraints at slot-restricted airports in cities such as Chicago and a variety of foreign locations (e.g., Tokyo, Shanghai and Incheon). The availability of slots is not assured and the inability of Polar or Atlas' other ACMI customers to obtain additional slots could inhibit efforts to provide expanded services in certain international markets. In addition, nighttime flight restrictions have been imposed or proposed by various airports in Europe, Canada and the U. S. Depending on their severity, these could have an adverse operational impact.

Access to the New York airspace presents an additional challenge. Because of congestion in the New York area, especially at John F. Kennedy International Airport ("JFK"), the FAA imposes hourly limits on JFK operations of those carriers offering scheduled services.

As a further means to address congestion, the FAA allows U.S. airports to raise landing fees to defray the costs of airfield facilities under construction or reconstruction. Any landing fee increases implemented would have an impact on airlines generally.

Security. The U.S. Transportation Security Administration ("TSA") extensively regulates aviation security through rules, regulations and security directives that are designed to prevent unauthorized access to passenger and freighter aircraft and the introduction of prohibited items including firearms and explosives onto an aircraft. Atlas and Polar currently operate pursuant to a TSA-approved risk-based security program that, we believe, adequately maintains the security of all aircraft in the fleet. We work closely with the TSA to ensure that we have available security research and intelligence information to assist us. There can be no assurance, however, that we will remain in compliance with the existing and any additional security requirements imposed by TSA or by U.S. Congress without incurring substantial costs, which may have a material adverse effect on our operations. To mitigate any such increase, we are working closely with the Department of Homeland Security and other government agencies to ensure that a risk-based management approach is utilized to target specific "at-risk" cargo. This approach will limit any exposure to regulation that would require 100% screening of all cargo at an excessive cost. Additionally, foreign governments and regulatory bodies (such as the European Commission) impose their own aviation security requirements and have increasingly tightened such requirements. This may have an adverse impact on our operations, especially to the extent the new requirements may necessitate redundant or costly measures or be in conflict with TSA requirements.

Environmental. We are subject to various federal, state and local laws relating to the protection of the environment, including the discharge or disposal of materials and chemicals and the regulation of aircraft noise, which are administered by numerous state, local and federal agencies. For instance, the DOT and the FAA have authority under the Aviation Safety and Noise Abatement Act of 1979 and under the Airport Noise and Capacity Act of 1990 to monitor and regulate aircraft engine noise. We believe that all aircraft in our fleet materially comply with current DOT, FAA and international noise standards.

We are also subject to the regulations of the U.S. Environmental Protection Agency (the "EPA") regarding air quality in the United States. All of our aircraft meet or exceed applicable EPA fuel venting requirements and smoke emissions standards.

There is significant U.S. and international government interest in implementing measures to respond to the problem of climate change and greenhouse gas emissions. Various governments, including the United States, are pursuing measures to regulate climate change and greenhouse gas emissions.

The EU enacted legislation to extend its emissions trading scheme ("ETS") to aviation commencing January 1, 2012. Under the EU mechanism, airlines serving the EU must report flight activity on an ongoing basis. Following the end of every year, the legislation requires each airline to tender the number of "carbon emissions allowances" corresponding to the carbon emissions generated by its flight activity during the year. If the airline's flight activity during the year has produced carbon emissions exceeding the number of carbon emissions allowances that it has been awarded, the airline must acquire carbon emissions allowances from other airlines in the open market. In November 2012, following strong objections from the U.S. and other governments to the EU's unilateral implementation of the ETS, the European Commission announced that it would recommend that the European Council and the European Parliament suspend applicability of the emissions allowance requirements to flights to and from the EU during calendar year 2012, to allow time for multilateral action by the International Civil Aviation Organization ("ICAO"). The proposed ETS suspension is not intended to apply to intra-EU flights. Although the suspension appears likely to go into effect, there can be no assurance of that fact, or that the suspension legislation will take the form proposed by the European Commission.

ICAO also has begun to address the issue of controlling carbon emissions from civil aviation and is likely to reach agreement on some measures at some point in the future. Some of the measures under consideration, such as voluntary emissions targets, offer alternatives to an emissions trading mechanism.

In the United States, various constituencies have continued to advocate for controls on greenhouse gas emissions. Previously, both houses of the U.S. Congress passed legislation to impose a carbon-related tax on fuel sold to airlines and other entities. However, a bill has not been signed into law. Also, in September 2009, the EPA proposed regulations that would impose controls on greenhouse gas emissions. While the proposed regulations would not directly control greenhouse gas emissions by air carriers, a number of states and environmental organizations have asked the EPA to regulate greenhouse gas emissions from aircraft.

Other Regulations. Air carriers are also subject to certain provisions of the Communications Act of 1934 because of their extensive use of radio and other communication facilities and are required to obtain an aeronautical radio license from the Federal Communications Commission. Additionally, we are subject to U.S. and foreign antitrust requirements and international trade restrictions imposed by U.S. presidential determination and U.S. government agency regulation, including the Office of Foreign Assets Control of the U.S. Department of the Treasury. We endeavor to comply with such requirements at all times. We are also subject to state and local laws and regulations at locations where we operate and at airports that we serve. Our operations may become subject to additional international, U.S. federal, state and local requirements in the future. We believe that we are in material compliance with all currently applicable laws and regulations.

Civil Reserve Air Fleet. Atlas and Polar both participate in the CRAF Program, which permits the U.S. Department of Defense to utilize participants' aircraft during national emergencies when the need for military airlift exceeds the capability of military aircraft. Participation in the CRAF Program could adversely restrict our commercial business in times of national emergency.

Future Regulation. The U.S. Congress, the DOT, the FAA, the TSA and other government agencies are currently considering, and in the future may consider, adopting new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, our operations, ownership and profitability. It is impossible to predict what other matters might be considered in the future and to judge what impact, if any, the implementation of any future proposals or changes might have on our businesses.

Competition

The market for ACMI services is competitive. We believe that the most important basis for competition in the ACMI market is the efficiency and cost effectiveness of the aircraft assets and the scale, scope and quality of the outsourced operating services provided. Atlas is currently the only provider of ACMI services with the new 747-8F aircraft. The primary providers presently in the 747-400F and 747-400 BCF/SF ACMI markets include the following: Atlas; Air Atlanta Icelandic; Evergreen International Aviation; Kalitta Air, LLC; Southern Air, Inc.; and Global Aviation Holdings, Inc. (World Airways, Inc. and North American Airlines, Inc.). In addition, Southern Air, Inc. provides 777 aircraft in the ACMI market.

While our AMC Charter business has been profitable each year since 2004, the formation of additional competing teaming arrangements, increased participation of other independent carriers, an increase by other air carriers in their commitment of aircraft to the CRAF program, the withdrawal of any of the current team members, or a reduction of the number of aircraft pledged to the CRAF program by our team, and the uncertainty of future demand for commercial airlift by the U.S. Military, could adversely affect the amount of AMC business awarded to us in the future. To the extent that we receive a reduction in our awards or expansion business, we intend to redeploy the available aircraft to our other business segments.

The Commercial Charter market is highly competitive, with a number of operators that include Evergreen International Aviation; Kalitta Air, LLC; Southern Air, Inc.; and passenger airlines providing similar services utilizing both 747-400s and 747-200s. We believe that we offer a superior aircraft in the 747-400, and we will continue to develop new opportunities in the Commercial Charter market for 747-400 aircraft not otherwise deployed in our ACMI or AMC business. Many of our ad hoc charter flights are one-way return flights from Asia or Europe, positioned by one-way AMC flights that originate from the United States and terminate in Europe or the Middle East.

The Dry Leasing business is competitive. We believe that we have an advantage over other cargo aircraft lessors in this business as a result of our relationships in the cargo market and our insights and expertise as an operator of aircraft. Titan also competes in the passenger aircraft leasing market to develop key customer relationships, enter strategic geographic markets, and/or acquire feedstock aircraft for future freighter conversion. The primary competitors in the aircraft leasing market include GE Capital Aviation Services; International Lease Finance Corp.; AWAS; Guggenheim Aviation Partners, LLC, CIT Aerospace; Aviation Capital Group Corp.; Air Castle Ltd.; AerCap Holdings N.V.; and RBS Aviation Capital, among many others.

Fuel

Historically, aircraft fuel is one of the most significant expenses for us. During 2012, 2011 and 2010, fuel costs represented 30.8%, 31.2%, and 27.1%, respectively, of our total operating expenses. Fuel prices and availability are subject to wide price fluctuations based on geopolitical issues, supply and demand, which we can neither control nor accurately predict. The following table summarizes our total fuel consumption and costs:

	2012	2011	2010
Gallons consumed (in thousands)	131,012	111,848	119,176
Average price per gallon, including tax	$ 3.33	$ 3.47	$ 2.52
Cost (in thousands)	$436,618	$388,579	$300,229
Fuel burn — gallons per Block Hour (excluding ACMI)	2,875	3,255	3,221

Our exposure to fluctuations in fuel price is limited to a portion of our Commercial Charter business only. For this business, we shift a portion of the burden of price increases to customers by imposing a surcharge. While we believe that fuel price volatility in 2012, 2011 and 2010 was partly reduced as a result of increased fuel surcharges, these surcharges did not completely offset the impact of the underlying increases in fuel prices on our Commercial Charter business. The ACMI segment has no direct fuel price exposure because ACMI and CMI contracts require our customers to pay for aircraft fuel. Similarly, we generally have no fuel price risk in the

AMC business because the price is set under our contract, and we receive or make subsequent payments to adjust for price increases and decreases from the contractual rate. AMC fuel expense was $194.9 million in 2012, $221.3 million in 2011 and $155.5 million in 2010.

In the past, we have not experienced significant difficulties with respect to fuel availability. Although we do not currently anticipate a significant reduction in the availability of aircraft fuel, a number of factors, such as geopolitical uncertainties in oil-producing nations and shortages of and disruptions to refining capacity or transportation of aircraft fuel from refining facilities, make accurate predictions unreliable. For example, hostilities and political turmoil in oil-producing nations could lead to disruptions in oil production and/or to substantially increased oil prices. Any inability to obtain aircraft fuel at competitive prices would materially and adversely affect our results of operation and financial condition.

Employees

Our business depends on highly qualified management, operations and flight personnel. As a percentage of our consolidated operating expenses, salaries, wages and benefits accounted for approximately 20.7% in 2012, 21.0% in 2011 and 21.5% in 2010. As of December 31, 2012, we had 1,744 employees, 912 of whom were pilots. We maintain a comprehensive training program for our pilots in compliance with FAA requirements, in which each pilot regularly attends recurrent training programs.

Pilots and flight dispatchers of Atlas and Polar are represented by the International Brotherhood of Teamsters (the "IBT"). These employees represented approximately 52.3% of our workforce as of December 31, 2012. We are subject to risks of work interruption or stoppage as permitted by the Railway Labor Act of 1926 (the "Railway Labor Act"), and may incur additional administrative expenses associated with union representation of our employees.

In September 2011, we completed, and have since implemented, a five-year collective bargaining agreement ("CBA"), which will not become amendable until September 2016. The terms of the CBA result in a single workforce that serves both Atlas and Polar.

In November 2012, we completed, and have since implemented, a five-year collective bargaining agreement with the Atlas and Polar dispatchers. These dispatchers have been represented by the IBT since 2009.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and all amendments to those reports, filed with or furnished to the Securities and Exchange Commission (the "SEC"), are available free of charge through our corporate internet website, www.atlasair.com, as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the SEC.

The public may read and copy any materials that we file with SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

The information on our website is not, and shall not be deemed to be, part of this Report or incorporated into any other filings we make with the SEC.

ITEM 1A. *RISK FACTORS*

You should carefully consider each of the following Risk Factors and all other information in this Report. These Risk Factors are not the only ones facing us. Our operations could also be impaired by additional risks and uncertainties. If any of the following risks and uncertainties develops into actual events, our business, financial condition and results of operations could be materially and adversely affected.

RISKS RELATED TO OUR BUSINESS

Risks Related to Our Business Generally

Deterioration in global economic conditions could adversely affect our business, results of operations, financial condition, liquidity and ability to access capital markets.

Airfreight demand is highly dependent on global economic conditions, such as the recent global economic downturn, foreign currency fluctuations and the European debt crisis. If demand for our services or Yields significantly deteriorate due to macroeconomic effects, it could have a material adverse effect on our business, results of operations and financial condition. We cannot accurately predict the effect or duration of any economic slowdown or the timing or strength of a subsequent economic recovery.

In addition, we may face significant challenges if conditions in the financial markets deteriorate. Our business is capital intensive and growth depends on the availability of capital for new aircraft, among other things. If today's capital availability deteriorates, we may be unable to raise the capital necessary to finance the remaining two 747-8F aircraft on order from Boeing, finance Titan's growth or other business initiatives. Our ability to access the capital markets may be restricted at a time when we would like, or need, to do so, which could have an impact on our flexibility to react to changing economic and business conditions.

We could be adversely affected if any of our existing aircraft or our new 747-8F aircraft are underutilized or we fail to redeploy or deploy aircraft with customers at favorable rates. We could also be adversely affected from the loss of one or more of our aircraft for an extended period of time.

Our operating revenues depend on our ability to effectively deploy all of the aircraft in our fleet and maintain high utilization of our aircraft at favorable rates. If demand weakens and, as a result, we have underutilized aircraft, we would seek to redeploy those aircraft in our other lines of business. If we are unable to successfully deploy our existing aircraft or our new 747-8F aircraft, when delivered, at favorable rates, it could have a material adverse effect on our business, results of operations and financial condition. In addition, if one or more of our aircraft are out of service for an extended period of time, our operating revenues would decrease and we may have difficulty fulfilling our obligations under one or more of our existing contracts. The loss of revenue resulting from any such business interruption, and the cost, long lead time and difficulties in sourcing a replacement aircraft, could have a material adverse effect on our business, results of operations and financial condition.

We have significant contractual obligations associated with the two remaining 747-8F aircraft on order from Boeing. If we are unable to draw upon the financing obtained for these aircraft and/or make the required delivery payments, our growth strategy could be disrupted.

We currently have two remaining 747-8F aircraft on order from Boeing. We also hold rights to purchase up to an additional 13 747-8F aircraft. As of December 31, 2012, we had estimated remaining commitments of approximately $212.5 million associated with this aircraft order (including spare engines, estimated contractual escalations and purchase credits).

We expect to finance these aircraft through secured debt financing. We have obtained a term loan facility for the two remaining 747-8F aircraft and have standby commitments to finance those two aircraft deliveries in the event we are unable to draw upon the term loan facility. We cannot provide assurance that we will be able to meet the financing conditions contained in these commitments or to secure alternative financing on terms attractive to us or at all. If we are unable to obtain financing (even at a higher cost) and we are unable to meet our contractual obligations to Boeing, our financial condition could be impacted as we could be in default under the Boeing contract.

We could be adversely affected if the deliveries of our remaining 747-8F aircraft are delayed further or if such aircraft do not meet expected performance specifications.

We currently have seven 747-8F aircraft in our fleet and two remaining 747-8F aircraft on order from Boeing. The addition of these new 747-8F aircraft is a material component of our growth and fleet renewal strategy. Since the initial date of our order, Boeing has announced several delays in the delivery schedule of the 747-8F aircraft. While Boeing has provided us with certain performance guarantees, the new aircraft may not meet the expected performance specifications, making it more difficult for us to deploy those aircraft in a timely manner or at expected rates. Any delay in Boeing's production or delivery schedule could further delay the deployment of those aircraft or if such aircraft do not meet expected performance specifications, it could have an adverse effect on our business, results of operations and financial condition.

Our substantial lease and debt obligations, including aircraft lease and other obligations, could impair our financial condition and adversely affect our ability to raise additional capital to fund our operations or capital requirements, all of which could limit our financial resources and ability to compete, and may make us more vulnerable to adverse economic events.

As of December 31, 2012, we had total debt obligations of approximately $1.4 billion and total aircraft operating leases and other lease obligations of $1.4 billion. These obligations have increased significantly and will increase further as we accept delivery of the remaining two 747-8F aircraft in 2013, and if we enter into financing arrangements for other aircraft. Our outstanding financial obligations could have negative consequences, including:

- making it more difficult to pay principal and interest with respect to our debt and lease obligations;
- requiring us to dedicate a substantial portion of our cash flows from operations for interest, principal and lease payments and reducing our ability to use our cash flow to fund working capital and other general corporate requirements;
- increasing our vulnerability to general adverse economic and industry conditions; and
- limiting our flexibility in planning for, or reacting to, changes in business and in our industry.

Our ability to service our debt and meet our lease and other obligations as they come due is dependent on our future financial and operating performance. This performance is subject to various factors, including factors beyond our control, such as changes in global and regional economic conditions, changes in our industry, changes in interest or currency exchange rates, the price and availability of aircraft fuel and other costs, including labor and insurance. Accordingly, we cannot provide assurance that we will be able to meet our debt service, lease and other obligations as they become due and our business, results of operations and financial condition could be adversely affected under these circumstances.

Certain of our debt obligations contain a number of restrictive covenants. In addition, many of our debt and lease obligations have cross default and cross acceleration provisions.

Restrictive covenants in certain of our debt and lease obligations, under certain circumstances, could impact our ability to:

- pay certain dividends or repurchase stock;
- consolidate or merge with or into other companies or sell substantially all of our assets;
- expand significantly into lines of businesses beyond existing business activities or those which are cargo-related and/or aviation-related and similar businesses; and/or
- modify the terms of debt or lease financing arrangements.

In certain circumstances, a covenant default under one of our debt instruments could cause us to be in default of other obligations as well. Any unremedied defaults could lead to an acceleration of the amounts owed and potentially could cause us to lose possession or control of certain aircraft.

Our financial condition may suffer if we experience unanticipated costs as a result of ongoing lawsuits, claims and investigations related to alleged improper matters related to use of fuel surcharges and other rate components for air cargo services.

The Company, Polar and Polar LLC ("Old Polar"), formerly Polar Air Cargo, Inc., have been named defendants, along with a number of other cargo carriers, in several class actions in the United States arising from allegations about the pricing practices of a number of air cargo carriers that have now been consolidated for pre-trial purposes in the United States District Court for the Eastern District of New York. The consolidated complaint alleges, among other things, that the defendants, including the Company, Polar and Old Polar, manipulated the market price for air cargo services sold domestically and abroad through the use of fuel and other surcharges, in violation of U.S. Federal, state and EU antitrust laws. The suit seeks treble damages and injunctive relief.

The Company and Old Polar, along with a number of other cargo carriers, have also been named in two civil class action suits in the provinces of Ontario and Quebec, Canada, which are substantially similar to the U.S. class action suits described above. Moreover, we have submitted relevant information and documentation to certain foreign regulators in connection with investigations initiated by such authorities into pricing practices of certain international air cargo carriers. These proceedings are continuing, and additional investigations and proceedings may be commenced and charges may be brought in these and other jurisdictions. Other parties may be added to these proceedings, and authorities may request additional information from us. If Old Polar or the Company were to incur an unfavorable outcome in connection with one or more of the related investigations or the litigation described above, it could have a material adverse effect on our business, results of operations and financial condition.

In addition to the litigation and investigations described above, we are subject to a number of Brazilian customs claims, as well as other claims, lawsuits and pending actions which we consider to be routine and incidental to our business (see Note 12 to our Financial Statements). If we were to receive an adverse ruling or decision on any such claims, it could have an adverse effect on our business, results of operations and financial condition.

Global trade flows are typically seasonal, and our business segments, including our ACMI customers' business, experience seasonal variations.

Global trade flows are typically seasonal in nature, with peak activity occurring during the retail holiday season, which begins in September and lasts through mid-December. Our ACMI contracts have contractual utilization minimums that typically allow our customers to cancel an agreed-upon percentage of the guaranteed hours of aircraft utilization over the course of a year. Our ACMI customers often exercise those cancellation options early in the first quarter of the year, when the demand for air cargo capacity is historically low following the seasonal holiday peak in the fourth quarter of the previous year. While our revenues typically fluctuate seasonally as described above, a significant proportion of the costs associated with our business, such as aircraft rent, depreciation and facilities costs, are fixed and cannot easily be reduced to match the seasonal drop in demand. As a result, our net operating results are typically subject to a high degree of seasonality.

Fuel price volatility and fuel availability could adversely affect our business and operations.

The price of aircraft fuel is unpredictable and has been increasingly volatile over the past few years. While we have been able to reduce our exposure to fuel risk significantly, we continue to bear the risk of fuel exposure for our Commercial Charter operations.

In addition, while our ACMI contracts require our customers to pay for aircraft fuel, if fuel costs increase significantly, our customers may reduce the volume and frequency of cargo shipments or find less costly alternatives for cargo delivery, such as land and sea carriers. Such instances could have a material adverse impact on our business, results of operations and financial condition.

In the past, we have not experienced significant difficulties with respect to fuel availability. Although we do not currently anticipate a significant reduction in the availability of aircraft fuel, a number of factors, such as geopolitical uncertainties in oil-producing nations and shortages of and disruptions to refining capacity, make accurate predictions unreliable. For example, hostilities and political turmoil in oil-producing nations could lead to disruptions in oil production and/or to substantially increased oil prices. Any inability to obtain aircraft fuel at competitive prices could have a material adverse impact on our business, results of operations and financial condition.

We are party to a collective bargaining agreement covering our U.S. pilots and a collective bargaining agreement covering our U.S. dispatchers, which could result in higher labor costs than those faced by some of our non-unionized competitors. This could put us at a competitive disadvantage, and/or result in a work interruption or stoppage.

Atlas pilots are represented by the IBT under a five-year collective bargaining agreement signed in 2011. In November 2012, we completed, and have since implemented, a five-year collective bargaining agreement with the Atlas and Polar dispatchers. These dispatchers have been represented by the IBT since 2009. We are subject to risks of increased labor costs associated with having a partially unionized workforce, as well as a greater risk of work interruption or stoppage. We cannot provide assurance that disputes, including disputes with certified collective bargaining representatives of our employees, will not arise in the future or will result in an agreement on terms satisfactory to us.

As a U.S. government contractor, we are subject to a number of procurement and other rules and regulations that affect our business. A violation of these rules and regulations could lead to termination or suspension of our government contracts and could prevent us from entering into contracts with government agencies in the future.

To do business with government agencies, including the AMC, we must comply with, and are affected by, many rules and regulations, including those related to the formation, administration and performance of U.S. government contracts. These rules and regulations, among other things:

- require, in some cases, procurement with small businesses and disclosure of all cost and pricing data in connection with contract negotiations, and may give rise to U.S. government audit rights;
- impose accounting rules that dictate how we define certain accounts, define allowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts;
- establish specific health, safety and doing-business standards; and
- restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

These rules and regulations affect how we do business with our customers and, in some instances, impose added costs on our business. A violation of these rules and regulations could result in the imposition of fines and penalties or the termination of our contracts. In addition, the violation of certain other generally applicable rules and regulations could result in our suspension or debarment as a government contractor.

Our insurance coverage may become more expensive and difficult to obtain and may not be adequate to insure all of our risks.

Aviation insurance premiums historically have fluctuated based on factors that include the loss history of the industry in general, and the insured carrier in particular. Future terrorist attacks and other adverse events involving aircraft could result in increases in insurance costs and could affect the price and availability of such coverage. We have, as have most other U.S. airlines, purchased our war-risk coverage through a special program administered by the U.S. federal government. The FAA is currently providing war-risk hull and cargo loss, crew and third-party liability insurance through September 30, 2013. If the federal war-risk coverage program terminates or provides significantly less coverage in the future, we could face a significant increase in the cost of war-risk coverage, and because of competitive pressures in the industry, our ability to pass this additional cost on to customers may be limited.

We participate in an insurance pooling arrangement with DHL and their affiliates. This allows us to obtain aviation hull and liability and hull deductible coverage at reduced rates. If we were to withdraw from this arrangement for any reason or if other pool members have higher incidents, we could incur higher insurance costs.

There can be no assurance that we will be able to maintain our existing coverage on terms favorable to us, that the premiums for such coverage will not increase substantially or that we will not bear substantial losses and lost revenue from accidents or other adverse events. Substantial claims resulting from an accident in excess of related insurance coverage or a significant increase in our current insurance expense could have a material adverse effect on our business, results of operations and financial condition. Additionally, while we carry insurance against the risks inherent to our operations, which we believe are consistent with the insurance arrangements of other participants in our industry, we cannot provide assurance that we are adequately insured against all risks. If our liability exceeds the amounts of our insurance coverage, we would be required to pay the excess amount, which could be material to our business, financial condition and operations.

We rely on third party service providers. If these service providers do not deliver the high level of service and support required in our business, we may lose customers and revenue.

We rely on third parties to provide certain essential services on our behalf, including maintenance, ground handling and flight attendants. In certain locations, there may be very few sources, or sometimes only a single source, of supply for these services. If we are unable to effectively manage these third parties, they may provide inadequate levels of support which could harm our customer relationships and have an adverse impact on our operations and the results thereof. Any material problems with the efficiency and timeliness of our contracted services, or an unexpected termination of those services, could have a material adverse effect on our business, results of operations and financial condition.

Some of our aircraft are periodically deployed in potentially dangerous situations, which may result in harm to our passengers, employees or contractors and/or damage to our aircraft/cargo.

Some of our aircraft are deployed in potentially dangerous locations and carry hazardous cargo incidental to the services we provide in support of our customers' activities, particularly in shipments to the Middle East. Some areas through which our flight routes pass are subject to geopolitical instability, which increases the risk of death or injury to our passengers, employees or contractors or a loss of, or damage to, our aircraft and/or its cargo. While we maintain insurance to cover injury to our passengers, employees and contractors as well as the loss/damage of aircraft/cargo, except for limited situations, we do not have insurance against the loss arising from business interruption. It is difficult to replace lost or substantially damaged aircraft due to the high capital requirements and long delivery lead times for new aircraft or to locate appropriate in-service aircraft for lease or sale. Any injury to passengers, employees or contractors or loss/damage of aircraft/cargo could have a material adverse impact on our business, results of operations and financial condition.

We could be adversely affected by a failure or disruption of our computer, communications or other technology systems.

We are heavily and increasingly dependent on technology to operate our business. The computer and communications systems on which we rely could be disrupted due to various events, some of which are beyond our control, including natural disasters, power failures, terrorist attacks, equipment failures, software failures and computer viruses and hackers. We have taken certain steps to implement business resiliency to help reduce the risk of some of these potential disruptions. There can be no assurance, however, that the measures we have taken are adequate to prevent or remedy disruptions or failures of these systems. Any substantial or repeated failure of these systems could impact our operations and customer service, result in the loss of important data, loss of revenues, and increased costs, and generally harm our business. Moreover, a failure of certain of our vital systems could limit our ability to operate our flights for an extended period of time, which would have a material adverse impact on our business and operations.

Risks Related to Our ACMI Business

We depend on a limited number of significant customers for our ACMI business, and the loss of one or more of such customers could materially adversely affect our business, results of operations and financial condition.

Our ACMI business depends on a limited number of customers, which has typically averaged between five and six. In addition, as a percentage of our total operating revenue, Polar accounted for 16.5% in 2012, 17.2% in 2011 and 14.7% in 2010. We typically enter into long-term ACMI contracts with our customers. The terms of our existing contracts are scheduled to expire on a staggered basis. There is a risk that any one of our significant ACMI customers may not renew their ACMI contracts with us on favorable terms or at all, perhaps due to reasons beyond our control. For example, certain of our airline ACMI customers may not renew their ACMI contracts with us as they take delivery of new aircraft in their own fleet. Select customers have the opportunity to terminate their long-term agreements in advance of the expiration date, following a significant amount of notice to allow for remarketing of the aircraft. Such agreements generally contain a significant early termination fee paid by the customer. Entering into ACMI contracts with new customers generally requires a long sales cycle, and as a result, if our ACMI contracts are not renewed, and there is a resulting delay in entering into new contracts, our business, results of operations and financial condition could be materially and adversely affected.

Our agreements with several ACMI customers require us to meet certain performance targets, including certain departure/arrival reliability standards. Failure to meet these performance targets could adversely affect our financial results.

Our ability to derive the expected economic benefits from our transactions with certain ACMI customers depends substantially on our ability to successfully meet strict performance standards and deadlines for aircraft and ground operations, which become increasingly stringent over time. If we do not meet these requirements, we may not be able to achieve the projected revenues and profitability from these contracts, and we could be exposed to certain remedies, including termination of the BSA in the most extreme of circumstances, as described below.

Risks Related to the BSA with DHL

Our agreements with DHL confer certain termination rights to them which, if exercised or triggered, may result in our inability to realize the full benefits of the BSA with DHL.

The BSA gives DHL the option to terminate the agreements for convenience by giving notice to us before the tenth or fifteenth anniversary of the agreement's commencement date. Further, DHL has a right to terminate the BSA for cause following a specified management resolution process if we default on our performance or we are unable to perform for reasons beyond our control. If DHL exercises any of these termination rights, we would not be able to achieve the projected revenues and profitability from these contracts.

Risks Related to Our AMC Charter Business

We derive a significant portion of our revenues from our AMC Charter business, and a substantial portion of these revenues have been generated pursuant to expansion flying, as opposed to fixed contract arrangements with the AMC. We expect the revenues from our AMC Charter business to decline from current levels.

As a percentage of our operating revenue, revenue derived from our AMC Charter business was approximately 29.7% in 2012, 31.7% in 2011 and 29.1% in 2010. In each of these years, the revenues derived from expansion flights for the AMC significantly exceeded the value of the fixed flight component of our AMC contract.

Historically, our AMC Charter business, especially expansion flights, has generated a significant amount of revenue. Future revenues and profitability from this business are expected to decline from historic levels as a result of reduced AMC demand. Revenues and profitability from our AMC Charter business are derived from one-year contracts that the AMC is not required to renew. Our current AMC contract runs from October 1, 2012 through September 30, 2013. Changes in national and international political priorities can significantly affect the volume of our AMC Charter business. Any decrease in U.S. military activity could reduce our AMC Charter business. In addition, our share of the total AMC Charter business depends on several factors, including the total fleet size we commit to the CRAF program and the total number of aircraft deployed by our teaming arrangement partners and competitors in the program.

The AMC also holds all carriers to certain on-time performance requirements, which in 2011 were changed from departure-based standards to arrival-based standards with more stringent on-time requirements. To the extent that we fail to meet those performance requirements or if we fail to pass bi-annual AMC audits, revenues and profitability from our AMC Charter business could decline through a suspension or termination of our AMC contract. Our revenues and profitability could also decline due to a reduction in the revenue rate we are paid by the AMC, a greater reliance by the AMC on its own fleet or a reduction in our allocation of AMC flying. Any reduction in our AMC flying could also negatively impact our Commercial Charter revenue from the return trips of one-way AMC missions. We expect revenues and profitability from our AMC Charter business to decline from current levels as the U.S. Military continues to withdraw troops from areas of conflict around the world. If our AMC Charter business declines significantly and we are otherwise unable to effectively deploy the resultant capacity, it could have a material adverse effect on our business, results of operations and financial condition.

Our AMC Charter business is sensitive to teaming arrangements, affecting our relative share of AMC flying and the profitability associated with it. If one of our team members reduces its commitments or withdraws from the program, and/or if other carriers on other teams commit additional aircraft to this program, our share of AMC flying may decline. In addition, any changes made to the commissions that we pay and/or receive for AMC flying or changes to the CRAF contracting mechanism could impact the revenues and/or profitability of this business.

Each year, the AMC allocates its air capacity requirements to different teams of CRAF participating airlines based on a mobilization value point system that is determined by the amount and types of aircraft that each team of airlines pledges to the CRAF program. We participate in the CRAF program through a teaming arrangement with other airlines, led by FedEx. Our team is one of four major teams participating in the CRAF program during our current contract year. Several factors could adversely affect the amount of AMC flying that is allocated to us, including:

- changes in the CRAF contracting mechanism;
- the formation of new competing teaming arrangements;
- the withdrawal of any of our team's current partners, especially FedEx;
- a reduction of the number of aircraft pledged to the CRAF program by us or other members of our team; or
- increased participation of other carriers on other teams in the CRAF program.

Any changes to the CRAF program that would result in a reduction in our share of or profitability from AMC flying could have a material adverse effect on our business, results of operations and financial condition.

RISKS RELATED TO OUR INDUSTRY

The market for air cargo services is highly competitive and if we are unable to compete effectively, we may lose current customers or fail to attract new customers. We could also be adversely affected if a large number of long-haul freighter aircraft or freighter aircraft of different equipment types are introduced into the market.

Each of the markets we participate in is highly competitive and fragmented. We offer a broad range of aviation services and our competitors vary by geographic market and type of service and include other international and domestic contract carriers, regional and national ground handling and logistics companies, internal cargo units of major airlines and third party cargo providers. Competition in the air cargo and transportation market is influenced by several key factors, including quality, price and availability of assets and services. Both Southern Air, Inc. and Global Aviation Holdings, Inc. have filed for bankruptcy protection under Chapter 11 and could emerge from bankruptcy in a stronger, more competitive position. Regulatory requirements to operate in the U.S. domestic air cargo market have been reduced, facilitating the entry into domestic markets by non-U.S. air cargo companies. If we were to lose any major customers and/or fail to attract customers, it could have an adverse effect on our business, results of operations and financial condition.

Additionally, an increase in the number of aircraft in the freight market could cause Yields and rates to fall and/or could negatively affect our customer base. If either circumstance were to occur, our business, results of operations and financial condition could be materially and adversely affected.

We are subject to extensive governmental regulations and our failure to comply with these regulations in the U.S. and abroad, or the adoption of any new laws, policies or regulations or changes to such regulations may have an adverse effect on our business.

Our operations are subject to complex aviation and transportation laws and regulations, including Title 49 of the U.S. Code, under which the DOT and the FAA exercise regulatory authority over air carriers. In addition, our business activities fall within the jurisdiction of various other federal, state, local and foreign authorities, including the U.S. Department of Defense, the TSA, U.S. Customs and Border Protection, the U.S. Treasury Department's Office of Foreign Assets Control and the U.S. EPA. In addition, other countries in which we operate have similar regulatory regimes to which we are subjected. These laws and regulations may require us to maintain and comply with the terms of a wide variety of certificates, permits, licenses, noise abatement standards and other requirements and our failure to do so could result in substantial fines or other sanctions. These U.S. and foreign aviation regulatory agencies have the authority to modify, amend, suspend or revoke the authority and licenses issued to us for failure to comply with provisions of law or applicable regulations and may impose civil or criminal penalties for violations of applicable rules and regulations. Such fines or sanctions, if imposed, could have a material adverse effect on our mode of conducting business, results of operations and financial condition. In addition, U.S. and foreign governmental authorities may adopt accounting standards, taxation requirements, new regulations, directives or orders that could require us to take additional and potentially costly compliance steps or result in the grounding of some of our aircraft, which could increase our operating costs or result in a loss of revenues.

International aviation is increasingly subject to requirements imposed or proposed by foreign governments. This is especially true in the areas of transportation security, aircraft noise and emissions control, and greenhouse gas emissions. These may be duplicative of, or incompatible with U.S. government requirements, resulting in increased compliance efforts and expense. Even standing alone, foreign government requirements can be burdensome.

Foreign governments also place temporal and other restrictions on the ability of their own airlines to use aircraft operated by other airlines. For example, as a result of EU regulations finalized in 2008, EU airlines generally secure aircraft capacity from U.S. and other non-EU airlines for a maximum of two seven-month periods. This restriction could negatively impact our revenue and profitability. Additionally, the EASA is considering a proposal to require EU airlines to establish to the satisfaction of their regulatory agencies that the aircraft capacity secured from and operated by U.S. and other non-EU airlines meet internationally set standards and additional EASA requirements. These and other similar regulatory developments could have a material adverse effect on our business, results of operations and financial condition.

Initiatives to address global climate change may adversely affect our business and increase our costs.

Various governments, including the United States, are pursuing measures to regulate climate change and greenhouse gas emissions. These could result in substantial costs for us.

The most advanced are those in legislation enacted by the EU to extend its emissions trading scheme to aviation that commenced on January 1, 2012. Under the EU mechanism, airlines serving the EU must report flight activity on an ongoing basis. Following the end of 2012 and subsequent years, each airline must tender the number of "carbon emissions allowances" corresponding to the carbon emissions generated by its flight activity during the year. If the airline's flight activity during the year has produced carbon emissions exceeding the number of carbon emissions allowances that it has been awarded, the airline must acquire carbon emissions allowances from other airlines in the open market. Some airlines and organizations challenged the EU mechanism in court, but the European Court of Justice upheld its validity. In November 2012, following strong objections from the U.S. and other governments to the EU's unilateral implementation of the ETS, the European Commission announced that it would recommend that the European Council and the European Parliament suspend applicability of the emissions allowance requirements to flights to and from the EU during calendar year 2012, in order to allow time for multilateral action by the ICAO. The proposed ETS suspension is not intended to apply to intra-EU flights. Although the suspension appears likely to go into effect, there can be no assurance of that fact, or that the suspension legislation will take the form proposed by the European Commission.

In the United States, various constituencies have continued to advocate for controls on greenhouse gas emissions. Previously, both houses of the U.S. Congress passed legislation to impose a carbon-related tax on fuel sold to airlines and other entities. However, a bill has not been signed into law. Also, in September 2009, the EPA proposed regulations that would impose controls on greenhouse gas emissions. While the proposed regulations would not directly control greenhouse gas emissions by air carriers, a number of states and environmental organizations have asked the EPA to regulate greenhouse gas emissions from aircraft.

Regardless of the outcome of these activities, it is possible that some type of climate change measures ultimately will be imposed in a manner adversely affecting airlines. The costs of complying with potential new environmental laws or regulations could have a material adverse effect on our business, results of operations and financial condition.

The airline industry is subject to numerous security regulations and rules that increase costs. Imposition of more stringent regulations and rules than those that currently exist could materially increase our costs.

The TSA has increased security requirements in response to increased levels of terrorist activity, and has adopted comprehensive new regulations governing air cargo transportation, including all-cargo services, in such areas as cargo screening and security clearances for individuals with access to cargo. Additional measures, including a requirement to screen cargo, have been proposed, which, if adopted, may have an adverse impact on our ability to efficiently process cargo and would increase our costs and those of our customers. The cost of compliance with increasingly stringent regulations could have a material adverse effect on our business, results of operations and financial condition.

Our future operations might be constrained by new FAA flight and duty time rules.

In 2009, following expressions of concern about pilot fatigue on certain long-range flights, the FAA convened an Aviation Rulemaking Committee ("ARC") comprised of various aviation stakeholders to recommend changes to the flight and duty time rules applicable to pilots. This was followed in 2010 by FAA issuance of a notice of proposed rulemaking containing new proposed flight and duty time rules. In December 2011, following the completion of a lengthy rulemaking process intended to reduce pilot fatigue, the FAA adopted a final rule containing new flight and duty time limitations and rest requirements. The rule will go into effect January 14, 2014, resulting in more stringent scheduling requirements for pilots operating our passenger flights.

Finding that the costs of applying the new rule to all-cargo flights would greatly exceed the benefits, the FAA decided not to apply the rule to all-cargo operations. The Independent Pilots Association, representing UPS pilots, have filed a judicial appeal of the FAA decision to exclude all-cargo operations from the rule. The appeal remains pending. Separately, the FAA has issued a new economic analysis (finding an even greater disparity between the costs and benefits of including all-cargo operations) and invited supplemental comments about the new analysis and the legal question of whether it is permissible for the FAA to take the rule's costs and benefits into account. Legislation to require the FAA to apply the rule to all-cargo operations has also been introduced in Congress. Application of the new flight and duty time rule to all-cargo operations pursuant to a court, FAA or Congressional directive would result in materially increased crew costs for Atlas and Polar, as well as air carriers that predominantly fly nighttime and long-haul flights, and could have a material impact on our business, results of operations and financial condition by limiting crew scheduling flexibility and increasing operating costs, especially with respect to long-haul flights.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

U.S. citizenship requirements may limit common stock voting rights.

Under U.S. federal law and DOT requirements, we must be owned and actually controlled by "citizens of the United States," a statutorily defined term requiring, among other things, that not more than 25% of our issued and outstanding voting stock be owned and controlled, directly or indirectly, by non-U.S. citizens. The DOT periodically conducts airline citizenship reviews and, if it finds that this requirement is not met, may require adjustment of the rights attendant to the airline's issued shares.

As one means to effect compliance, our certificate of incorporation and by-laws provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the "Foreign Stock Record," results in a suspension of their voting rights. Our by-laws further limit the number of shares of our capital stock that may be registered on the Foreign Stock Record to 25% of our issued and outstanding shares. Registration on the Foreign Stock Record is made in chronological order based on the date we receive a written request for registration. As a result, if a non-U.S. citizen acquires shares of our common stock and does not or is not able to register those shares on our Foreign Stock Record, they may lose their ability to vote those shares.

Provisions in our restated certificate of incorporation and by-laws and Delaware law might discourage, delay or prevent a change in control of the Company and, therefore, depress the trading price of our common stock.

Provisions of our restated certificate of incorporation, by-laws and Delaware law may render more difficult or discourage any attempt to acquire our company, even if such acquisition may be believed to be favorable to the interests of our stockholders. These provisions may also discourage bids for our common stock at a premium over market price or adversely affect the market price of our common stock.

Our common stock share price has been subject to fluctuations in value.

The trading price of our common shares is subject to material fluctuations in response to a variety of factors, including quarterly variations in our operating results, conditions of the air freight market and global economic conditions or other events and factors that are beyond our control.

In the past, following periods of significant volatility in the overall market and in the market price of a company's securities, securities class action litigation has been instituted against these companies in some circumstances. If this type of litigation were instituted against us following a period of volatility in the market price for our common stock, it could result in substantial costs and a diversion of our management's attention and resources, which could have a material adverse effect on our business, results of operations and financial condition.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Aircraft

The following tables provide information about AAWW's aircraft and customer-provided aircraft, not including retired or parked aircraft, as of December 31, 2012:

AAWW Aircraft

Aircraft Type	Tail #	Configuration	Ownership	Financing Type
747-8F	N850GT	Freighter	Owned	Notes
747-8F	N851GT	Freighter	Owned	Notes
747-8F	N852GT	Freighter	Owned	Notes
747-8F	N853GT	Freighter	Owned	Notes
747-8F	G-GSSD	Freighter	Owned	Term Loan
747-8F	G-GSSE	Freighter	Owned	Term Loan
747-8F	G-GSSF	Freighter	Owned	Term Loan
747-400	N409MC	Freighter	Owned	Enhanced Equipment Trust Certificates
747-400	N475GT	Freighter	Owned	Enhanced Equipment Trust Certificates
747-400	N493MC	Freighter	Owned	Enhanced Equipment Trust Certificates
747-400	N477GT	Freighter	Owned	Enhanced Equipment Trust Certificates
747-400	N476GT	Freighter	Owned	Enhanced Equipment Trust Certificates
747-400	N496MC	Freighter	Owned	Enhanced Equipment Trust Certificates
747-400	N499MC	Freighter	Owned	Enhanced Equipment Trust Certificates
747-400	N408MC	Freighter	Leased	Enhanced Equipment Trust Certificates
747-400	N412MC	Freighter	Leased	Enhanced Equipment Trust Certificates
747-400	N492MC	Freighter	Leased	Enhanced Equipment Trust Certificates
747-400	N497MC	Freighter	Leased	Enhanced Equipment Trust Certificates
747-400	N498MC	Freighter	Leased	Enhanced Equipment Trust Certificates
747-400	N415MC	Freighter	Leased	Operating Lease
747-400	N416MC	Freighter	Leased	Operating Lease
747-400	N418MC	Freighter	Leased	Operating Lease
747-400	N450PA	Freighter	Leased	Operating Lease
747-400	N451PA	Freighter	Leased	Operating Lease
747-400	N452PA	Freighter	Leased	Operating Lease
747-400	N453PA	Freighter	Leased	Operating Lease
747-400	N454PA	Freighter	Leased	Operating Lease
747-400	N419MC	Freighter	Owned	Term Loan
747-400	N429MC	Converted Freighter	Owned	Term Loan
747-400	N458MC	Converted Freighter	Leased	Operating Lease
747-400	N459MC	Converted Freighter	Leased	Operating Lease
747-400	N464MC	Passenger	Owned	Term Loan
747-400	N465MC	Passenger	Owned	Term Loan
737-300	26284	Cargo	Owned	None
767-300ER	N640GT	Passenger	Owned	Term Loan
767-300ER	N641GT	Passenger	Owned	Term Loan
767-300ER	N642GT	Passenger	Owned	Term Loan
757-200	B-2808	Freighter	Owned	Term Loan
737-800	29681	Passenger	Owned	Term Loan
737-800	35071	Passenger	Owned	None

Customer-provided Aircraft for our CMI Business

Aircraft Type	Tail #	Configuration	Ownership
747-400	263	Passenger	Sonangol*
747-400	322	Passenger	Sonangol*
747-400	718	Dreamlifter	Boeing
747-400	747	Dreamlifter	Boeing
747-400	249	Dreamlifter	Boeing
747-400	780	Dreamlifter	Boeing
767-200	650	Freighter	DHL
767-200	651	Freighter	DHL
767-200	652	Freighter	DHL
767-200	653	Freighter	DHL
767-200	655	Freighter	DHL

* Aircraft owned by the Sonangol Group, the multinational energy company of Angola.

The following table summarizes AAWW's aircraft as of December 31, 2012:

Aircraft Type	Configuration	Owned	Operating Leased	Total	Average Age Years
747-8F	Freighter	7	—	7	0.7
747-400	Freighter	8	13	21	12.9
747-400	Converted Freighter	1	2	3	20.5
747-400	Passenger	2	—	2	21.7
737-300	Freighter	1	—	1	20.1
767-300ER	Passenger	3	—	3	20.6
757-200	Freighter	1	—	1	23.4
737-800	Passenger	2	—	2	5.5
Total		**25**	**15**	**40**	**12.4**

Lease expirations for our operating leased aircraft included in the above tables range from January 2014 to February 2025.

Ground Facilities

Our principal office is located in Purchase, New York, where we lease approximately 120,000 square feet under a long-term lease which current term expires in 2017. This office includes both operational and administrative support functions, including flight and crew operations, maintenance and engineering, material management, human resources, legal, sales and marketing, finance and information technology. In addition, we lease a variety of smaller offices and ramp space at various station and regional locations on a short-term basis.

ITEM 3. *LEGAL PROCEEDINGS*

The information required in response to this Item is set forth in Note 12 to our Financial Statements, and such information is incorporated herein by reference. Such description contains all of the information required with respect hereto.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Since 2006, our common stock has been traded on The NASDAQ Global Select Market under the symbol "AAWW".

Market Price of Common Stock

The following table sets forth the closing high and low sales prices per share of our common stock for the periods indicated.

	High	Low
2012 Quarter Ended		
December 31	$ 54.99	$ 40.23
September 30	$ 56.98	$ 42.07
June 30	$ 52.26	$ 40.68
March 31	$ 52.11	$ 38.70
2011 Quarter Ended		
December 31	$ 42.73	$ 30.90
September 30	$ 63.71	$ 33.29
June 30	$ 68.91	$ 56.30
March 31	$ 72.26	$ 50.07

The last reported sale price of our common stock on The NASDAQ National Market on February 12, 2013 was $46.13 per share. As of February 6, 2013, there were approximately 26.4 million shares of our common stock issued and outstanding, and 63 holders of record of our common stock.

In January 2013, we announced that we intend to begin actively purchasing shares of our stock in the first quarter of 2013 under an existing stock repurchase program. The program, which was established in 2008, authorizes the repurchase of up to $100 million of our common stock. Purchases may be made at our discretion from time to time on the open market, through negotiated transactions, block purchases, accelerated share repurchase programs or exchange or non-exchange transactions. As of February 12, 2013, we have repurchased a total of 700,243 shares of our common stock for approximately $18.9 million, at an average cost of $26.99 per share under this program. We have not repurchased any shares under this program since 2008.

Equity Compensation Plans

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information regarding our equity compensation plans as of December 31, 2012.

Dividends

We have never paid a cash dividend with respect to our common stock and we do not anticipate paying a dividend in the foreseeable future. Moreover, certain of our financing arrangements contain financial covenants that could limit our ability to pay cash dividends.

Foreign Ownership Restrictions

Under our by-laws, U.S. federal law and DOT regulations, we must be controlled by U.S. citizens. In this regard, our President and at least two-thirds of our board of directors and officers must be U.S. citizens and not more than 25% of our outstanding voting common stock may be held by non-U.S. citizens. We believe that, during the period covered by this Report, we were in compliance with these requirements.

Performance Graph

The following graph compares the performance of AAWW common stock to the Standard & Poor's 500 Stock Index, the Russell 2000 Index and the AMEX Airline Index for the period beginning December 31, 2007 and ending on December 31, 2012. The comparison assumes $100 invested in each of our common stock, the Standard & Poor's 500 Stock Index, the Russell 2000 Index and the AMEX Airline Index and reinvestment of all dividends.


Total Return to Stockholders
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
AAWW
Russell 2000 Index
S&P 500
AMEX Airline Index

Total Return Between 12/31/07 and 12/31/12

Cumulative Return	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
AAWW	$100.00	$34.86	$68.70	$102.97	$70.88	$81.74
Russell 2000 Index	$100.00	$65.20	$81.64	$102.30	$96.72	$110.88
S&P 500	$100.00	$61.51	$75.94	$85.65	$85.65	$97.13
AMEX Airline Index	$100.00	$70.73	$98.54	$137.08	$94.58	$129.01

ITEM 6. ***SELECTED FINANCIAL DATA***

The selected balance sheet data as of December 31, 2012 and 2011 and the selected statements of operations data for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited Financial Statements included elsewhere in this Report. The selected balance sheet data as of December 31, 2010, 2009 and 2008, and selected statements of operations data for the years ended December 31, 2009 and 2008 have been derived from our audited Financial Statements not included in this Report.

Effective October 27, 2008, we began reporting Polar under the equity method of accounting. Previously, we accounted for Polar on a consolidated basis. This change reduces revenue, operating expenses, total assets, liabilities and equity related to Polar. Effective April 8, 2009, we began reporting GSS on a consolidated basis. Our Operating Statistics, Operating Revenue and Operating Expenses reflect the consolidation of GSS as of that date. Previously, GSS was accounted for under the equity method. In the following table, all amounts are in thousands, except for per share data.

	2012	2011	2010	2009	2008
Statement of Operations Data:					
Total operating revenues	$1,646,032	$1,398,216	$1,337,774	$1,061,546	$1,607,482
Total operating expenses	1,419,541	1,247,116	1,109,888	911,539	1,619,629
Operating income / (loss)	226,491	151,100	227,886	150,007	(12,147)
Net income	129,714	96,309	142,956	76,156	60,021
Less: Net income / (loss) Attributable to noncontrolling interests	(213)	226	1,146	(1,620)	(3,675)
Net income Attributable to Common Stockholders	$ 129,927	$ 96,083	$ 141,810	$ 77,776	$ 63,696
Earnings per share (Basic)	$ 4.92	$ 3.66	$ 5.50	$ 3.59	$ 2.98
Earnings per share (Diluted)	$ 4.89	$ 3.64	$ 5.44	$ 3.56	$ 2.97
Balance Sheet Data:					
Total assets	$3,152,685	$2,390,998	$1,936,102	$1,740,873	$1,600,745
Long-term debt (less current portion)*	$1,149,282	$ 680,009	$ 391,036	$ 526,680	$ 635,628
Total equity	$1,288,104	$1,141,375	$1,050,090	$ 888,757	$ 681,739

* See Note 7 to our Financial Statements for further discussion.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the Financial Statements included in Item 8 of this report.

Business Overview

We are a leading global provider of outsourced aircraft and aviation operating services. As such, we manage and operate the world's largest fleet of 747 freighters. We provide unique value to our customers by giving them access to highly reliable new production freighters that deliver the lowest unit cost in the marketplace combined with outsourced aircraft operating services that we believe lead the industry in terms of quality and global scale. Our customers include airlines, express delivery providers, freight forwarders, the U.S. military and charter brokers. We provide global services with operations in Africa, Asia, Australia, Europe, the Middle East, North America and South America.

We believe that the following competitive strengths will allow us to capitalize on opportunities that exist in the global airfreight industry:

Market leader with leading-edge technology and innovative, value-creating solutions:

We manage the world's largest fleet of 747 freighters. The new 747-8F is the largest and most efficient long-haul commercial freighter currently available and we are currently the only operator offering these aircraft to the ACMI market. Our current cargo fleet includes seven 747-8F aircraft, twenty-four 747-400 freighters and our CMI customers provide us with two 747-400 passenger aircraft, five 767-200 aircraft and four Dreamlifters, which are included in our operating fleet statistics. This highlights our position as the preeminent provider of these highly desirable and scarce assets. In addition, we also have two 747-400 and three 767-300ER passenger aircraft. Our operating model deploys our aircraft to drive maximum utilization and value from our fleet. The scale of our fleet enables us to have aircraft available globally to respond to our customers' needs, both on a planned and ad hoc basis. We believe that this provides us with a commercial advantage over our competitors that operate with smaller and less flexible fleets.

Since November of 2011, we have taken delivery of the first seven of our nine new 747-8F aircraft, which have improved operating performance relative to the 747-400. The new aircraft create additional operating leverage to drive growth and to help us maintain our industry leading position for the foreseeable future. Both the 747-8F and 747-400, the current core of our ACMI segment, are industry leaders for operating performance in the intercontinental air freighter market due to cost and capacity advantages over other freighters.

Stable base of contractual revenue and reduced operational risk:

Our focus on providing long-term contracted aircraft and operating solutions to customers stabilizes our revenues and reduces our operational risk. Typically, ACMI contracts with customers generally range from three to five years, although some contracts have a shorter duration. Under ACMI, CMI and Dry Leasing, our customers assume fuel, Yield and demand risk resulting in reduced operational risk for AAWW. ACMI and CMI contracts typically provide us with a guaranteed minimum level of revenue and target level of profitability.

Our contract with DHL includes the allocation of blocked space capacity on a long-term basis for up to 20 years. This arrangement eliminates Yield and demand risks, similar to the rest of our ACMI business, for a minimum of six 747-400 aircraft, with an additional two 747-8F aircraft and one 747-400 aircraft under separate ACMI agreements.

Our AMC Charter services are typically operated under an annual contract with the U.S. military, whereby the military assumes Yield and fuel price risk.

Focus on asset optimization:

By managing the largest fleet of 747 freighter aircraft, we achieve significant economies of scale in areas such as aircraft maintenance, crew efficiency, crew training, inventory management and purchasing. We believe the addition of the 747-8F aircraft further enhances our efficiencies as these new aircraft have operational, maintenance and spare parts commonality with our existing fleet of 747-400s, as well as a common pilot-type rating.

Our mix of aircraft is closely aligned with our customer needs. We believe that our new 747-8F aircraft and our existing 747-400 fleet are well-suited to meet the current and anticipated requirements of our ACMI customers.

We continually evaluate our fleet to ensure that we offer the most efficient and effective mix of aircraft. Our service model is unique in that we offer a portfolio of operating solutions that complement our freighter aircraft businesses. We believe this allows us to improve the returns we generate from our asset base by allowing us to flexibly redeploy aircraft to meet changing market conditions, ensuring the maximum utilization of our fleet. Our AMC and Commercial Charter services complement our ACMI services by allowing us to increase aircraft utilization during open time and to react to changes in demand and Yield in these segments. We have employees situated around the globe who closely monitor demand for commercial charter services in each region, enabling us to redeploy available aircraft quickly. We also endeavor to manage our portfolio to stagger contract terms to mitigate our remarketing risks and aircraft down time.

Long-term strategic customer relationships and unique service offerings:

We combine the global scope and scale of our efficient aircraft fleet with high quality, cost-effective operations and premium customer service to provide unique, fully integrated and reliable solutions for our customers. We believe this approach results in customers that are motivated to seek long-term relationships with us. This has historically allowed us to command higher prices than our competitors in several key areas. These long-term relationships help us to build resilience into our business model.

Our customers have access to our solutions, such as inter-operable crews, flight scheduling, fuel efficiency planning, and maintenance spare coverage, which, we believe, set us apart from other participants in the aircraft operating solutions market. Furthermore, we have access to valuable operating rights to restricted markets such as Brazil, Japan and China. We believe our freighter services allow our customers to effectively expand their capacity and operate dedicated freighter aircraft without simultaneously taking on exposure to fluctuations in the value of owned aircraft and, in the case of our ACMI and CMI contracts, long-term expenses relating to crews and maintenance. Dedicated freighter aircraft enable schedules to be driven by cargo rather than passenger demand (for those customers that typically handle portions of their cargo operations via belly capacity on passenger aircraft), which we believe allows our customers to drive higher contribution from cargo operations.

We are focused on providing safe, secure and reliable services. Both Atlas and Polar successfully completed the International Air Transport Association's Operational Safety Audit (IOSA), a globally recognized safety and quality standard.

We provide outsourced aviation services and solutions to some of the world's premier airlines and largest freight forwarders. We will take advantage of opportunities to maintain and expand our relationships with our existing customers, while seeking new customers and new geographic markets.

Experienced management team:

Our management team has extensive operating and leadership experience in the airfreight, airline, aircraft leasing and logistics industries at companies such as United Airlines, US Airways, Lufthansa Cargo, GE Capital Aviation Services, Air Canada, Ansett Worldwide Aviation Services, Canadian Airlines, Continental Airlines, SH&E Air Transport Consultancy, ASTAR Air Cargo and KLM Cargo, as well as the United States Navy, Air Force and Federal Air Marshal Service. Our management team is led by William J. Flynn, who has over 30 years of experience in freight and transportation and has held senior management positions with several transportation companies. Prior to joining AAWW, Mr. Flynn was President and CEO of GeoLogistics, a global transportation and logistics enterprise.

Business Strategy

Our strategy includes the following:

Aggressively manage our fleet with a focus on leading-edge aircraft:

We continue to actively manage our fleet of leading-edge wide-body freighter aircraft to meet customer demands. The 747-8F aircraft are primarily utilized in our ACMI business while our 747-400s are utilized in our ACMI, AMC and Commercial Charter business. We aggressively manage our fleet and will evaluate potential opportunities for adding incremental aircraft to ensure that we provide our customers with the most efficient aircraft to meet their needs. We will also explore opportunities to invest in aircraft to expand our dry-leasing platform.

Focus on securing long-term contracts:

We will continue to focus on securing long-term contracts with customers, which provide us with stable revenue streams and predictable margins. In addition, these agreements limit our direct exposure to fuel and other costs and mitigate the risk of fluctuations in both Yield and demand in the airfreight business, while also improving the overall utilization of our fleet.

Drive significant and ongoing efficiencies and productivity improvements:

We continue to enhance our organization through an initiative called "Continuous Improvement." We created a separate department to drive the process and to involve all areas of the organization in the effort to reexamine, redesign and improve the way we do business. Our initial goal was to generate $100 million in cost savings on an annualized basis. We have met and exceeded this initial goal and our efforts to realize additional savings continue.

Our efforts thus far have resulted in initiatives in six principal areas: fuel, maintenance, crew and related costs, other aircraft operations, procurement and general and administrative costs.

Specific initiatives include:

- Further enhancements to improve the fuel efficiency of our aircraft operations;
- Optimization of our maintenance and back-office support functions to reduce costs;
- Improving our processes for managing aircraft maintenance, with the goal of reducing turn-times and costs;
- Assessing our processes (e.g., crew scheduling and travel) and technologies to improve efficiencies;
- Consolidating and eliminating facility and space requirements; and
- Intensifying our procurement efforts to drive lower costs for purchased goods and services, including travel, airport costs and outsourced ground and maintenance services.

Selectively pursue and evaluate future acquisitions and alliances:

From time to time, we explore business combinations and alliances with other cargo airlines, services providers, dry leasing and other companies to enhance our competitive position, geographic reach and service portfolio.

Business Developments

Our ACMI results for 2012, compared to 2011, were positively impacted by the following events:

- In March 2011, we began ACMI flying two additional 747-400F aircraft for Polar and DHL. This increased the size of our fleet flying for DHL from six to eight aircraft.
- In November and December 2011, we took delivery of three 747-8F aircraft that we placed in service with British Airways under an ACMI agreement through GSS, which replaced three 747-400F aircraft.
- Between March and June 2012, we began CMI flying the first three of five 767 freighters owned by DHL in its North American network. In July 2012, we began flying the fourth and placed the fifth in service during November of 2012.
- In May and July 2012, we took delivery of two 747-8F aircraft that we placed in service with Panalpina Air & Ocean Ltd ("Panalpina") under an ACMI agreement, which replaced two 747-400F aircraft.
- In June 2012, we began ACMI flying a 747-400F aircraft for Etihad Airways ("Etihad"). Under the ACMI agreement, we provided Etihad with the first 747-400F aircraft in its global network.
- In July 2012, we began ACMI flying an additional 747-400F aircraft for Polar and DHL. This increased the size of our fleet flying for DHL from eight to nine aircraft.

In October and December 2012, we took delivery of our sixth and seventh 747-8F aircraft and placed them into ACMI service with Polar and DHL, replacing two 747-400 aircraft.

In December 2012, we signed a CMI agreement with DHL to operate two new 767-300ERF aircraft owned by them. The aircraft were placed in service in their network during the first quarter of 2013.

In February 2013, we signed an ACMI agreement with Chapman Freeborn Airchartering Ltd. for a 747-400F, with network service expected to begin in April 2013. This will be the first dedicated 747-400F in their network.

In May 2011, we began flying passenger charters for the U.S. Military. These charters are generally similar to our AMC cargo charters in that the AMC pays a fixed charter fee that includes fuel, insurance, landing fees, overfly and all other operational fees and costs. In May 2012, we placed in service a third 767-300ER passenger aircraft. This increased the size of our passenger service for the AMC to two 747-400 and three 767-300ER passenger aircraft. The increase in AMC passenger Block Hours was due to flying more domestic and international AMC missions, which more than offset the decrease in demand for AMC cargo Block Hours during 2012.

Commercial Charter Block Hours have increased significantly during 2012, reflecting our redeployment of 747-400 aircraft from ACMI during remarketing periods and our deployment of an additional 747-400 cargo aircraft into South America. However, Commercial Charter Yields have been negatively impacted by increased air cargo capacity and softer demand. In addition to providing passenger charters to the AMC, we are utilizing our new passenger aircraft for both public and private Commercial Charter passenger flights.

In July 2012, Titan purchased a Boeing 737-300 cargo aircraft that is being dry leased to a customer on a long-term basis.

Results of Operations

Years Ended December 31, 2012 and 2011

Operating Statistics

The following discussion should be read in conjunction with our Financial Statements and notes thereto and other financial information appearing and referred to elsewhere in this report.

The table below sets forth selected Operating Statistics in:

	2012	2011	Increase / (Decrease)	Percent Change
Block Hours				
ACMI	107,130	102,695	4,435	4.3%
AMC Charter:				
Cargo	10,423	17,840	(7,417)	(41.6)%
Passenger	12,024	1,368	10,656	NM
Commercial Charter	21,965	13,879	8,086	58.3%
Other	1,165	1,273	(108)	(8.5)%
Total Block Hours	152,707	137,055	15,652	11.4%
Revenue Per Block Hour				
ACMI	$ 6,368	$ 6,159	$ 209	3.4%
AMC Charter	$ 21,743	$ 23,049	$ (1,306)	(5.7)%
Cargo	$ 23,677	$ 22,739	$ 938	4.1%
Passenger	$ 20,066	$ 27,086	$ (7,020)	(25.9)%
Commercial Charter	$ 20,500	$ 21,581	$ (1,081)	(5.0)%
Fuel				
AMC				
Average fuel cost per gallon	$ 3.35	$ 3.63	$ (0.28)	(7.7)%
Fuel gallons consumed (000s)	58,178	60,976	(2,798)	(4.6)%
Commercial Charter				
Average fuel cost per gallon	$ 3.32	$ 3.29	$ 0.03	0.9%
Fuel gallons consumed (000s)	72,834	50,872	21,962	43.2%

	2012	2011	Increase / (Decrease)	Percent Change
Segment Operating Fleet (average aircraft equivalents during the period)				
ACMI*				
747-8F Cargo	4.3	0.2	4.1	NM
747-400 Cargo	16.4	20.3	(3.9)	(19.2)%
747-200 Cargo	—	0.2	(0.2)	NM
767-200 Cargo	2.5	—	2.5	NM
747-400 Passenger	1.1	1.0	0.1	10.0%
767-300 Passenger	0.1	—	0.1	NM
Total	24.4	21.7	2.7	12.4%
AMC Charter				
747-400 Cargo	2.9	1.6	1.3	81.3%
747-200 Cargo	0.2	3.5	(3.3)	(94.3)%
747-400 Passenger	1.7	0.8	0.9	112.5%
767-300 Passenger	2.3	—	2.3	NM
Total	7.1	5.9	1.2	20.3%
Commercial Charter				
747-400 Cargo	5.8	2.0	3.8	190.0%
747-200 Cargo	0.2	1.7	(1.5)	(88.2)%
747-400 Passenger	0.2	—	0.2	NM
767-300 Passenger	0.2	—	0.2	NM
Total	6.4	3.7	2.7	73.0%
Dry Leasing				
757-200 Cargo	1.0	1.0	—	NM
737-300 Cargo	0.4	—	0.4	NM
737-800 Passenger	2.0	1.2	0.8	66.7%
Total	3.4	2.2	1.2	54.5%
Total Operating Aircraft	41.3	33.5	7.8	23.3%
Out-of-service**	—	0.4	(0.4)	NM

* ACMI average fleet excludes spare aircraft provided by CMI customers.

** All of our out-of-service aircraft are completely unencumbered. Permanently parked aircraft, all of which are also completely unencumbered, are not included in the operating statistics above.

Operating Revenue

The following table compares our Operating Revenue (in thousands):

	2012	2011	Increase / (Decrease)	Percent Change
Operating Revenue				
ACMI	$ 682,189	$ 632,509	$ 49,680	7.9%
AMC Charter	488,063	442,725	45,338	10.2%
Commercial Charter	450,277	299,528	150,749	50.3%
Dry Leasing	11,843	9,695	2,148	22.2%
Other	13,660	13,759	(99)	(0.7)%
Total Operating Revenue	$1,646,032	$1,398,216	$247,816	17.7%

ACMI revenue increased $49.7 million, or 7.9%, primarily due to the entry of our 747-8F aircraft into service and increased CMI flying, partially offset by the redeployment of 747-400 aircraft into other segments. ACMI Block Hours were 107,130 in 2012, compared to 102,695 in 2011, an increase of 4,435 Block Hours, or 4.3%. The increase in Block Hours was primarily driven by the start-up of CMI flying of five 767 cargo aircraft for DHL during 2012 and an increase in CMI flying for Boeing. Partially offsetting these increases were the return of 747-400 cargo aircraft during 2012, which were temporarily redeployed to other segments. Two of these aircraft were subsequently redeployed in ACMI to Etihad in June 2012 and DHL in July 2012. ACMI Revenue per Block Hour was $6,368 in 2012, compared to $6,159 in 2011, an increase of $209 per Block Hour, or 3.4%. The increase in Revenue per Block Hour primarily reflects the impact of higher rates for 747-8F aircraft, which began flying during the fourth quarter of 2011, with additional aircraft beginning to fly in the second, third and fourth quarters of 2012. Partially offsetting this increase was the impact of lower rates for CMI flying in 2012.

AMC Charter revenue increased $45.3 million, or 10.2%, driven by increased AMC Charter Passenger flying that began in May 2011, partially offset by a reduction in AMC Charter Cargo revenue. AMC Charter Block Hours were 22,447 in 2012 compared to 19,208 in 2011, an increase of 3,239 Block Hours, or 16.9%. The increase in AMC Charter Block Hours was due to 10,656 incremental AMC Charter Passenger Block Hours from flying four additional passenger aircraft in 2012 resulting in $204.2 million of increased revenue, partially offset by a decrease of 7,417 AMC Charter Cargo Block Hours driven by reduced cargo demand from the AMC. AMC Charter Revenue per Block Hour was $21,743 in 2012 compared to $23,049 in 2011, a decrease of $1,306 per Block Hour, or 5.7%, due to a higher volume of passenger flying on smaller 767 aircraft, a decrease in the average "pegged" fuel price and a reduction in the number of one-way AMC missions. Partially offsetting these items were premiums earned on flying additional, more efficient 747-400 cargo aircraft during 2012 in place of less efficient 747-200 aircraft in 2011. During 2012, the AMC average "pegged" fuel price was $3.35 per gallon compared to $3.63 in 2011. The "pegged" fuel price is set by the AMC and the impact to revenue from changes in the "pegged" fuel price is generally offset by a corresponding impact to fuel expense.

Commercial Charter revenue increased $150.7 million, or 50.3%, due to an increase in Block Hours, partially offset by a decrease in Revenue per Block Hour. Commercial Charter Block Hours were 21,965 in 2012, compared to 13,879 in 2011, representing an increase of 8,086 Block Hours, or 58.3%. The increase in Block Hours was primarily due to the redeployment of 747-400 aircraft from ACMI during remarketing periods and the deployment of an additional 747-400 cargo aircraft in South America. In addition, we were able to utilize our passenger aircraft for sporting event, concert tour, VIP and other private charters. Revenue per Block Hour was $20,500 in 2012, compared to $21,581 in 2011, a decrease of $1,081 per Block Hour, or 5.0%, which reflects the impact of lower Yields on increased air cargo capacity and softer demand during 2012 compared to 2011 and the impact of a reduction in Commercial Charter return legs due to fewer AMC one-way missions.

Dry Leasing revenue was relatively unchanged.

Operating Expenses

The following table compares our Operating Expenses (in thousands):

	2012	2011	Increase / (Decrease)	Percent Change
Operating Expenses				
Aircraft fuel	$ 436,618	$ 388,579	$48,039	12.4%
Salaries, wages and benefits	293,881	261,844	32,037	12.2%
Aircraft rent	166,142	164,089	2,053	1.3%
Maintenance, materials and repairs	165,069	167,749	(2,680)	(1.6)%
Passenger and ground handling services	69,886	31,460	38,426	122.1%
Depreciation and amortization	62,475	39,345	23,130	58.8%
Navigation fees, landing fees and other rent	60,524	50,059	10,465	20.9%
Travel	56,461	44,037	12,424	28.2%
Gain on disposal of aircraft	(2,417)	(364)	2,053	NM
Special charge	—	5,441	(5,441)	NM
Other	110,902	94,877	16,025	16.9%
Total Operating Expenses	$1,419,541	$1,247,116		

Aircraft fuel increased $48.0 million, or 12.4%, due to approximately $66.5 million in increased consumption, partially offset by $18.5 million from lower fuel prices. Commercial Charter fuel consumption increased by 22.0 million gallons, or 43.2%, primarily driven by the increase in Block Hours operated, partially offset by the use of more efficient 747-400 aircraft during 2012 in comparison to less efficient 747-200 aircraft used in 2011. The average fuel price per gallon for the Commercial Charter business was $3.32 in 2012, compared to $3.29 in 2011, an increase of 0.9%. AMC fuel consumption decreased by 2.8 million gallons, or 4.6%, reflecting the use of more efficient, twin-engine 767 passenger aircraft and 747-400 cargo aircraft during 2012 in place of less efficient 747-200 cargo aircraft in 2011, partially offset by the increase in Block Hours operated. The average fuel price per gallon for the AMC Charter business was $3.35 in 2012, compared to $3.63 in 2011, a decrease of 7.7%. We do not incur fuel expense in our ACMI or Dry Leasing businesses as the cost of fuel is borne by the customer.

Salaries, wages and benefits increased $32.0 million, or 12.2%, primarily driven by higher Block Hours, increased wages for crew and hiring additional employees to support our new aircraft.

Aircraft rent increased $2.1 million, or 1.3%, primarily due to subcontracting certain Commercial Charter and AMC flights with our ACMI customers during the second and third quarters of 2012, partially offset by the purchase of engines in 2012 that were previously leased.

Maintenance, materials and repairs decreased by $2.7 million, or 1.6%, driven by a reduction in maintenance expense of $27.8 million for 747-200 aircraft, partially offset by increases of $11.0 million for 747-400 aircraft and $14.1 million for other aircraft. Heavy Maintenance expense on 747-400 aircraft increased approximately $3.5 million due to an increase in the number of C Checks and additional maintenance expense on engines, partially offset by a reduction in D Checks compared to 2011. Heavy Maintenance expense on 747-200 aircraft decreased approximately $16.5 million due to the retirement of this fleet during the first quarter of 2012. Non-heavy Maintenance expense on 747-400 aircraft decreased $1.2 million. Line Maintenance expense increased $8.7 million for 747-400 aircraft and $14.1 million for 747-8F and 767 aircraft. Line Maintenance expense decreased $11.3 million on 747-200 aircraft due to the retirement of this fleet during the first quarter of 2012. The following table compares our heavy maintenance events and engine overhauls for 2012 and 2011:

Heavy Maintenance Events	2012	2011	Increase / (Decrease)
747-400 C Checks	11	6	5
747-400 D Checks	3	5	(2)
747-200 C Checks	—	4	(4)
CF6-80 engine overhauls	14	12	2
CF6-50 engine overhauls	—	2	(2)

Passenger and ground handling services increased $38.4 million, or 122.1%, primarily due to increased AMC passenger catering and contract services for flight attendants related to increased passenger flying, which began in May 2011. We reclassified passenger catering and contract services for flight attendants from Other operating expenses to Passenger and ground handling services and reclassified previously reported amounts to conform to the current period's presentation.

Depreciation and amortization increased $23.1, or 58.8%, primarily due to additional operating aircraft in 2012.

Navigation fees, landing fees and other rent increased $10.5 million, or 20.9%, primarily due to increased flying during 2012.

Travel increased $12.4 million, or 28.2%, primarily due to increased travel for flight attendants and pilots related to increased flying during 2012.

Gain on disposal of aircraft resulted from the sale of retired 747-200 airframes and engines during 2012.

Special charge in 2011 represents a fleet retirement charge of $5.4 million, related to employee termination benefits and the write-down of the 747-200 fleet, including related engines, rotable inventory, expendable parts and other equipment to their estimated fair value or scrap value, as appropriate. See Note 4 to our Financial Statements.

Other increased $16.0 million, or 16.9%, primarily due to increases in commissions for higher AMC Charter Revenue, taxes on domestic passenger flights and increased insurance due to additional operating aircraft.

Non-operating Expenses (Income)

The following table compares our Non-operating Expenses (Income) (in thousands):

	2012	2011	Increase / (Decrease)	Percent Change
Non-operating Expenses (Income)				
Interest income	$(19,636)	$(20,193)	$ (557)	(2.8)%
Interest expense	64,532	42,120	22,412	53.2%
Capitalized interest	(18,727)	(27,636)	(8,909)	(32.2)%
Loss on early extinguishment of debt	576	—	576	NM
Other income, net	(5,529)	(180)	5,349	NM

Interest expense increased $22.4 million, or 53.2%, primarily due to an increase in our average debt balances related to the financing of three 747-8F aircraft during the fourth quarter of 2011 and four 747-8F aircraft throughout 2012.

Capitalized interest decreased $8.9 million, or 32.2%, resulting from 747-8F aircraft that entered service.

Other income, net increased $5.3 million, primarily due to an insurance gain of $6.3 million related to flood damage at a warehouse in 2012, partially offset by an unrealized loss on a foreign currency denominated deposit in Brazil (see Note 12 to our Financial Statements for further discussion).

Income taxes. Our effective income tax rates were 36.8% in 2012 and 38.6% in 2011. During 2012, we resolved income tax examinations in Hong Kong for the periods 2001 through 2010. In addition, the statute of limitations expired for certain income tax benefits claimed on our U.S. federal income tax returns for prior periods. Both of these items favorably impacted the effective income tax rate for 2012.

Segments

We use an economic performance metric ("Direct Contribution") consisting of income (loss) before taxes excluding special charges, pre-operating expenses, non-recurring items, gains on the disposal of aircraft, unallocated revenue and unallocated fixed costs, which shows the profitability of each segment after allocation of direct ownership costs. The following table compares the Direct Contribution for our reportable segments (see Note 11 to our Financial Statements for the reconciliation to Operating income) (in thousands):

	2012	2011	Increase / (Decrease)	Percent Change
Direct Contribution:				
ACMI	$191,497	$148,320	$43,177	29.1%
AMC Charter	99,591	86,962	12,629	14.5%
Commercial Charter	32,079	40,200	(8,121)	(20.2)%
Dry Leasing	4,598	4,631	(33)	(0.7)%
Total Direct Contribution	$327,765	$280,113	$47,652	17.0%
Unallocated income and expenses	$124,331	$118,047	$ 6,284	5.3%

ACMI Segment

Direct Contribution related to the ACMI segment increased $43.2 million, or 29.1%, primarily due to higher profitability on our new 747-8F aircraft and increased CMI flying for Boeing and DHL during 2012. Partially offsetting these improvements was an increase in crew costs.

AMC Charter Segment

Direct Contribution related to the AMC Charter segment increased $12.6 million, or 14.5%, primarily due to increased passenger Block Hours, as well as lower Heavy Maintenance from the deployment of 747-400 aircraft into this segment in place of 747-200 aircraft flown during 2011. Partially offsetting these items was a decrease in cargo Block Hours resulting from lower AMC cargo demand, a reduction in the number of one-way AMC missions and increases in crew costs and volume-driven operating expenses. In addition, AMC Charter Direct Contribution was negatively impacted by increases in aircraft ownership costs from the deployment of 747-400 aircraft into this segment in place of 747-200 aircraft.

Commercial Charter Segment

Direct Contribution related to the Commercial Charter segment decreased $8.1 million, or 20.2%, primarily due to a reduction in Revenue per Block Hour driven by an increase in global air cargo capacity combined with softer demand, a reduction in Commercial Charter return legs due to fewer AMC one-way missions and the higher cost of operating an inefficient 747-200 fleet size during the first quarter of 2012. Partially offsetting these items was an increase in Block Hours, primarily due to the redeployment of 747-400 aircraft from ACMI during remarketing periods and deployment of an additional 747-400 cargo aircraft in South America. In addition, Commercial Charter Direct Contribution was negatively impacted by increases in aircraft ownership costs (from the deployment of 747-400 aircraft into this segment in place of 747-200 aircraft) and higher crew costs.

Dry Leasing Segment

Direct Contribution related to the Dry Leasing segment was relatively unchanged.

Unallocated income and expenses

Unallocated income and expenses increased $6.3 million, or 5.3%, primarily due to a reduction in capitalized interest on 747-8F aircraft that entered service, an increase in ground staff costs to support the expansion of our aircraft operating fleet and incremental employee costs related to the retirement of our 747-200 fleet, partially offset by a reduction in pre-operating expense related to the introduction of new aircraft types in 2011 and an insurance gain related to flood damage at a warehouse in 2012.

Years Ended December 31, 2011 and 2010

Operating Statistics

The following discussion should be read in conjunction with our Financial Statements and notes thereto and other financial information appearing and referred to elsewhere in this report.

The table below sets forth selected Operating Statistics in:

	2011	2010	Increase / (Decrease)	Percent Change
Block Hours				
ACMI	102,695	91,357	11,338	12.4%
AMC Charter	19,208	18,679	529	2.8%
Commercial Charter	13,879	17,572	(3,693)	(21.0)%
Other	1,273	750	523	69.7%
Total Block Hours	137,055	128,358	8,697	6.8%
Revenue Per Block Hour				
ACMI	$ 6,159	$ 5,953	$ 206	3.5%
AMC Charter	23,049	20,825	2,224	10.7%
Charter	22,739	20,825	1,914	9.2%
Passenger	27,086	—	27,086	NM
Commercial Charter	21,581	21,878	(297)	(1.4)%
Fuel				
AMC				
Average fuel cost per gallon	$ 3.63	$ 2.68	$ 0.95	35.4%
Fuel gallons consumed (000s)	60,976	58,022	2,954	5.1%
Commercial Charter				
Average fuel cost per gallon	$ 3.29	$ 2.37	$ 0.92	38.8%
Fuel gallons consumed (000s)	50,872	61,154	(10,282)	(16.8)%

	2011	2010	Increase / (Decrease)	Percent Change
Segment Operating Fleet (average aircraft equivalents during the period)				
ACMI*				
747-8F Cargo	0.2	—	0.2	NM
747-400 Cargo	20.3	18.3	2.0	10.9%
747-200 Cargo	0.2	0.1	0.1	100.0%
747-400 Passenger	1.0	—	1.0	NM
Total	21.7	18.4	3.3	17.9%
AMC Charter				
747-400 Cargo	1.6	1.6	—	NM
747-200 Cargo	3.5	3.9	(0.4)	(10.3)%
747-400 Passenger	0.8	—	0.8	NM
Total	5.9	5.5	0.4	7.3%
Commercial Charter				
747-400 Cargo	2.0	2.9	(0.9)	(31.0)%
747-200 Cargo	1.7	1.8	(0.1)	(5.6)%
Total	3.7	4.7	(1.0)	(21.3)%
Dry Leasing				
757-200 Cargo	1.0	0.8	0.2	25.0%
737-800 Passenger	1.2	—	1.2	NM
Total	2.2	0.8	1.4	175.0%
Total Operating Aircraft	33.5	29.4	4.1	13.9%
Out-of-service**	0.4	0.1	0.3	NM

* ACMI average fleet excludes spare aircraft provided by CMI customers.

** All of our out-of-service aircraft are completely unencumbered. Permanently parked aircraft, all of which are also completely unencumbered, are not included in the operating statistics above.

Operating Revenue

The following table compares our Operating Revenue (in thousands):

	2011	2010	Increase / (Decrease)	Percent Change
Operating Revenue				
ACMI	$ 632,509	$ 543,853	$ 88,656	16.3%
AMC Charter	442,725	388,994	53,731	13.8%
Commercial Charter	299,528	384,440	(84,912)	(22.1)%
Dry Leasing	9,695	7,178	2,517	35.1%
Other	13,759	13,309	450	3.4%
Total Operating Revenue	$1,398,216	$1,337,774	$ 60,442	4.5%

ACMI revenue increased $88.7 million, or 16.3%, due to an increase in Block Hours and Revenue per Block Hour. ACMI Block Hours were 102,695 in 2011, compared to 91,357 in 2010, an increase of 11,338 Block Hours, or 12.4%. The increase in Block Hours was primarily driven by flying a second aircraft for Panalpina beginning in October 2010 and two incremental aircraft for DHL beginning in March 2011. In addition, we started providing CMI passenger flights in May 2010 and CMI flights for Boeing in July 2010. In November and December 2011, we launched three of our new 747-8F aircraft into ACMI service with British Airways and two 747-400s were returned. ACMI Revenue per Block was $6,159 in 2011, compared to $5,953 in 2010, an increase of $206 per Block Hour, or 3.5%. The increase in Revenue per Block Hour primarily reflects contractual rate increases in existing customer contracts and higher rates on new customer contracts.

AMC Charter revenue increased $53.7 million, or 13.8%, due to an increase in Block Hours and Revenue per Block Hour. AMC Charter Revenue per Block Hour was $23,049 in 2011 compared to $20,825 in 2010, an increase of $2,224 per Block Hour, or 10.7%, primarily due to an increase in the "pegged" fuel price in 2011. For 2011, the AMC average "pegged" fuel price was $3.63 per gallon compared to an average "pegged" fuel price of $2.68 in 2010. Partially offsetting this increase was a decrease in the premiums earned on M-ATV missions flown on our 747-400 aircraft in 2010. AMC Charter Block Hours were 19,208 in 2011 compared to 18,679 in 2010, an increase of 529 Block Hours, or 2.8%. This increase was primarily due to the addition of 1,368 Block Hours for AMC passenger missions, which we began flying in May 2011. AMC demand was exceptionally strong through the first five months of 2010 primarily due to a surge in AMC demand to support U.S. Military activity in Afghanistan. During that period, we flew a significant number of missions to support the U.S. Military's deployment of M-ATVs from the U.S. to Afghanistan.

Commercial Charter revenue decreased $84.9 million, or 22.1%, primarily due to a decrease in Block Hours. Commercial Charter Block Hours were 13,879 in 2011, compared to 17,572 in 2010, representing a decrease of 3,693 Block Hours, or 21.0%. A reduction in the number of one-way AMC missions and softer demand out of Asia in 2011 resulted in a reduction in return legs of AMC one-way missions used for Commercial Charters compared to 2010. In addition, Commercial Charter Block Hours were impacted by our redeployment of 747-400 aircraft to support increased ACMI flying in 2011. Commercial Charter Revenue per Block Hour was relatively unchanged when compared to 2010.

Dry Leasing revenue increased $2.5 million, or 35.1%, primarily due to an increase in revenue from the two Boeing 737-800 passenger aircraft that we acquired and began leasing to customers in 2011.

Operating Expenses

The following table compares our Operating Expenses (in thousands):

	2011	2010	Increase / (Decrease)	Percent Change
Operating Expenses				
Aircraft fuel	$ 388,579	$ 300,229	$88,350	29.4%
Salaries, wages and benefits	261,844	238,169	23,675	9.9%
Aircraft rent	164,089	154,646	9,443	6.1%
Maintenance, materials and repairs	167,749	174,029	(6,280)	(3.6)%
Passenger and ground handling services	31,460	26,780	4,680	(17.5)%
Depreciation and amortization	39,345	34,353	4,992	14.5%
Navigation fees, landing fees and other rent	50,059	48,700	1,359	2.8%
Travel	44,037	34,338	9,699	28.2%
Gain on disposal of aircraft	(364)	(3,601)	(3,237)	(89.9)%
Special charge	5,441	—	5,441	NM
Other	94,877	102,245	(7,368)	(7.2)%
Total Operating Expenses	$1,247,116	$1,109,888		

Aircraft fuel increased $88.4 million, or 29.4%, as a result of approximately $106.8 million in fuel price increases partially offset by $18.5 million from decreased consumption. The average fuel price per gallon for the AMC Charter business was $3.63 in 2011, compared to $2.68 in 2010, an increase of 35.4%. AMC fuel consumption increased by 3.0 million gallons, or 5.1%, commensurate with the increase in Block Hours operated. The average fuel price per gallon for the Commercial Charter business was $3.29 for 2011, compared to $2.37 in 2010, an increase of 38.8%. Fuel consumption for this business decreased by 10.3 million gallons, or 16.8%, commensurate with the decrease in Block Hours operated. We do not incur fuel expense in our ACMI or Dry Leasing businesses as the cost of fuel is borne by the customer.

Salaries, wages and benefits increased $23.7 million, or 9.9%, primarily driven by increased wages for crewmembers under the CBA, higher Block Hours and the hiring of additional employees to support new aircraft.

Aircraft rent increased $9.4 million, or 6.1%, primarily due to the leasing of additional aircraft and spare engines in 2011.

Maintenance, materials and repairs decreased by $6.3 million, or 3.6%, primarily due to approximately $15.8 million of decreased engine overhaul expense and approximately $1.9 million of decreased heavy airframe check expense, partially offset by increased line maintenance expense and other non-heavy maintenance expense of approximately $11.4 million. The following table compares our heavy maintenance events and engine overhauls for 2011 and 2010:

Events	2011	2010	Increase / (Decrease)
747-200 C Checks	4	2	2
747-400 C Checks	6	7	(1)
747-200 D Checks	—	1	(1)
747-400 D Checks	5	5	—
CF6-50 engine overhauls	2	9	(7)
CF6-80 engine overhauls	12	17	(5)

Travel increased $9.7 million, or 28.2%, primarily due to the increased cost of international crew travel resulting from higher airfares and increased flying. Ground staff travel also increased related to the on-boarding of new aircraft, maintenance activities and the increased cost of international travel.

Depreciation and amortization increased $5.0 million, or 14.5%, primarily due to additional aircraft in 2011.

Gain on disposal of aircraft resulted from the sale of retired airframes and engines during 2011 compared to the sale of three previously held-for-sale spare engines and retired engines in 2010.

Special charge in 2011 represents a fleet retirement charge of $5.4 million, related to employee termination benefits and the write-down of the 747-200 fleet, including related engines, rotable inventory, expendable parts and other equipment to their estimated fair value or scrap value, as appropriate. See Note 4 to our Financial Statements.

Other operating expenses decreased $2.0 million, or 2.0%, primarily related to a net accrual for legal settlements of $16.2 million in 2010, as well as a reduction in legal fees in 2011. Partially offsetting these decreases was an increase in contract services for flight attendants and passenger catering, commissions related to increased AMC Charter revenue, freight related to the movement of spare parts and engines and increased crew training on new aircraft types.

Non-operating Expenses (Income)

The following table compares our Non-operating Expenses (Income) (in thousands):

	2011	2010	Increase / (Decrease)	Percent Change
Non-operating Expenses (Income)				
Interest income	$(20,193)	$(19,663)	$ 530	2.7%
Interest expense	42,120	40,034	2,086	5.2%
Capitalized interest	(27,636)	(16,373)	11,263	68.8%
Other income, net	(180)	(9,222)	(9,042)	(98.0)%

Interest expense increased $2.1 million, or 5.2%, primarily from an increase in our average debt balances related to the financing of three 747-8F aircraft during 2011.

Capitalized interest increased $11.3 million, or 68.8%, primarily due to higher interest rates applied to higher pre-delivery deposit balances outstanding during the period.

Other income, net decreased $9.0 million, or 98.0%, due to an $8.8 million litigation settlement received in 2010.

Income taxes. Our effective income tax rates were 38.6% and 38.7% for the years ended December 31, 2011 and 2010, respectively.

Segments

The following table compares the Direct Contribution for our reportable segments (see Note 11 to our Financial Statements for the reconciliation to Operating income) (in thousands):

	2011	2010	Increase / (Decrease)	Percent Change
Direct Contribution:				
ACMI	$148,320	$127,679	$ 20,641	16.2%
AMC Charter	86,962	111,091	(24,129)	(21.7)%
Commercial Charter	40,200	111,717	(71,517)	(64.0)%
Dry Leasing	4,631	4,643	(12)	(0.3)%
Total Direct Contribution	$280,113	$355,130	$(75,017)	(21.1)%
Unallocated income and expenses	$118,047	$125,621	$ (7,574)	(6.0)%

ACMI Segment

Direct Contribution related to the ACMI segment increased $20.6 million, or 16.2%, primarily due to increases in Block Hours and ACMI Yields. The increase in Block Hours was primarily driven by flying a second aircraft for Panalpina beginning in October 2010 and two incremental aircraft for DHL beginning in March 2011. In addition, we started providing CMI passenger flights in May 2010 and CMI flights for Boeing in July 2010. In November and December 2011, we launched three of our new 747-8F aircraft into ACMI service with British Airways and two 747-400s were returned. The increase in ACMI Yields primarily reflects contractual rate increases in existing customer contracts and higher rates on new customer contracts. ACMI Direct Contribution was also impacted by crew and line maintenance expenses driven by the increased flying and higher wages for our crewmembers under the CBA, and increased aircraft ownership costs.

AMC Charter Segment

Direct Contribution related to the AMC Charter segment decreased $24.1 million, or 21.7%, primarily due to the reduction in premiums earned on M-ATV missions flown on our 747-400 aircraft during 2010.

Commercial Charter Segment

Direct Contribution related to the Commercial Charter segment decreased $71.5 million, or 64.0%, primarily due to a decrease in Block Hours and lower Commercial Charter Yields that were negatively impacted by an increase in capacity when air cargo carriers allocated more of their aircraft to the Asian markets and softer demand. Direct Contribution was also impacted by the higher cost of fuel, which was partially offset by lower fuel consumption in Commercial Charter during 2011. Partially offsetting the decrease in revenue was an improvement in volume-driven operating costs due to the reduction in Commercial Charter Block Hours flown. We also experienced lower ownership costs from the redeployment of 747-400 aircraft to the ACMI segment in 2011.

Dry Leasing Segment

Direct Contribution related to the Dry Leasing segment was relatively unchanged.

Unallocated income and expenses

Unallocated income and expenses decreased $7.6 million, or 6.0%, primarily due to a net accrual for legal settlements of $16.2 million in 2010 and $11.3 million of increased capitalized interest on our PDPs in 2011. Partially offsetting these items was an $8.8 million litigation settlement received in 2010.

Reconciliation of GAAP to non-GAAP Financial Measures

To supplement our Financial Statements presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we present certain non-GAAP financial measures to assist in the evaluation of our business performance. These non-GAAP measures include Adjusted Net Income Attributable to Common Stockholders and adjusted diluted earnings per share ("Adjusted Diluted EPS"), which exclude certain items that impact year-over-year comparisons of our results. These non-GAAP measures may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

We use these non-GAAP financial measures in assessing the performance of our ongoing operations and in planning and forecasting future periods. We believe that these adjusted measures provide meaningful information to assist investors and analysts in understanding our business results and assessing our prospects for future performance.

The following is a reconciliation of Net Income Attributable to Common Stockholders and Diluted EPS to the corresponding non-GAAP measures (in thousands, except per share data):

	2012	2011	Percent Change
Net Income Attributable to Common Stockholders	$129,927	$ 96,083	35.2%
After-tax impact from:			
Fleet retirement costs (a)	2,252	—	
Pre-operating expenses (b)	—	9,455	
Special charge (c)	—	3,466	
Loss on early extinguishment of debt	367	—	
Insurance gain (d)	(4,032)	—	
Gain on disposal of aircraft	(1,540)	(232)	
Adjusted Net Income Attributable to Common Stockholders	$126,974	$108,772	16.7%
Diluted EPS	$ 4.89	$ 3.64	
After-tax impact from:			
Fleet retirement costs (a)	0.08	—	
Pre-operating expenses (b)	—	0.36	
Special charge (c)	—	0.13	
Loss on early extinguishment of debt	0.01	—	
Insurance gain (d)	(0.15)	—	
Gain on disposal of aircraft	(0.06)	(0.01)	
Adjusted Diluted EPS	$ 4.78†	$ 4.12	16.0%

	2011	2010	Percent Change
Net Income Attributable to Common Stockholders	$ 96,083	$141,810	(32.2%)
After-tax impact from:			
Pre-operating expenses (b)	9,455	397	
Net accrual for legal settlements	—	16,068	
Litigation settlement received	—	(5,574)	
Special charge (c)	3,466	—	
Gain on disposal of aircraft	(232)	(2,294)	
Adjusted Net Income Attributable to Common Stockholders	$108,772	$150,407	(27.7%)
Diluted EPS	$ 3.64	$ 5.44	(33.1%)
After-tax impact from:			
Pre-operating expenses (b)	0.36	0.02	
Net accrual for legal settlements	—	0.61	
Litigation settlement received	—	(0.21)	
Special charge (c)	0.13	—	
Gain on disposal of aircraft	(0.01)	(0.09)	
Adjusted Diluted EPS	$ 4.12	$ 5.77	(28.6%)

† Items do not sum due to rounding.

a) Fleet retirement costs in 2012 included incremental employee costs related to the retirement of our 747-200 fleet.

b) Pre-operating expenses in 2011 and 2010 were related to the introduction of new aircraft types and include incremental costs incurred as a result of aircraft delivery delays.

c) Included in Special charge in 2011 are asset impairment and employee termination charges related to the retirement of the 747-200 fleet.

d) Insurance gain in 2012 related to flood damage at a warehouse.

Liquidity and Capital Resources

Significant liquidity events in 2012 were as follows:

In January 2012, we entered into a term loan facility for up to $864.8 million with Apple Bank for Savings, guaranteed by Export-Import Bank of the United States ("Ex-Im Bank") to finance up to six 747-8F aircraft deliveries (the "Ex-Im Bank Facility"). The Ex-Im Bank Facility, if fully drawn, will consist of up to six separate term loans each secured by a mortgage on a 747-8F aircraft. In May, July, October and December 2012, we borrowed an aggregate of $570.7 million through four separate loans under the Ex-Im Bank Facility to finance the delivery of 747-8F aircraft. Under the Ex-Im Bank Facility, each of the above aircraft were initially financed as floating-rate loans and subsequently refinanced by the issuance of four separate twelve-year, fixed-rate Ex-Im Bank guaranteed notes.

In March 2012, we entered into a five-year term loan facility with CIT Bank in the aggregate amount of $35.7 million to finance two 747-400 and two 767-300ER passenger aircraft that we purchased in 2011. In May 2012, we entered into a five-year term loan with CIT Bank for $8.5 million to finance a third 767-300ER passenger aircraft that we purchased in 2011.

In September 2012, we entered into a seven-year term loan with Landesbank Hessen-Thuringen Girozentrale in the aggregate amount of $26.0 million to finance a 737-800 passenger aircraft that we purchased in 2011.

Operating Activities. Net cash provided by operating activities for 2012 was $258.5 million, compared to $143.0 million for 2011. The increase primarily reflects higher earnings and a $27.6 million refund of cash taxes paid in 2011 and 2010.

Investing Activities. Net cash used for investing activities was $547.8 million for 2012, consisting primarily of $520.8 million of purchase deposit and delivery payments for flight equipment, which included $18.7 million of capitalized interest on our 747-8F aircraft order, $31.3 million of capital expenditures and $6.7 million from investments in debt securities, partially offset by $4.3 million of proceeds from short-term investments, $3.3 million of proceeds from insurance and $3.2 million of proceeds from disposal of aircraft. During 2012, we purchased four 747-8F cargo aircraft, one 737-300 cargo aircraft and one 767-300ER passenger aircraft. Capital expenditures for 2012 were funded through working capital, except for the ten aircraft financed as discussed above. Net cash used for investing activities was $794.0 million for 2011, consisting primarily of $764.3 million of purchase deposit and delivery payments for flight equipment, which included $27.6 million of capitalized interest on our 747-8F aircraft order and $37.4 million of capital expenditures, partially offset by $6.2 million of proceeds from short-term investments.

Financing Activities. Net cash provided by financing activities was $512.0 million for 2012, which primarily reflected the proceeds from debt issuance of $1,211.6 million, partially offset by $662.6 million of payments on debt obligations and $34.1 million of debt issuance costs. The proceeds from debt issuance and payments of debt obligations reflect the refinancing of $570.7 million in term loans under the Ex-Im Bank Facility with four Ex-Im Bank guaranteed notes. Net cash provided by financing activities was $249.3 million for 2011, which primarily reflected the proceeds from debt issuance of $360.3 million, partially offset by $102.6 million of payments on debt obligations.

We consider Cash and cash equivalents, Short-term investments and Net cash provided by operating activities to be sufficient to meet our debt and lease obligations, to fund capital expenditures for 2013 and to purchase shares of our stock under our stock repurchase program (see Item 5 of Part II of this Report for further discussion of the program). Capital expenditures for 2013 are expected to be approximately $98.7 million, which excludes aircraft and capitalized interest. Our estimated 747-8F aircraft delivery payment requirements in 2013 are approximately $212.5 million. We expect our Cash and cash equivalents, and the Ex-Im Bank Facility to be sufficient to fund our 747-8F aircraft delivery payment requirements for 2013. On October 1, 2012, we elected to terminate our $125.6 million pre-delivery payment financing facility since it is no longer needed to finance our pre-delivery payments. In addition, we prepaid the amounts outstanding under two term loans of $40.2 million in January 2013.

We may access external sources of capital from time to time depending on our cash requirements, assessments of current and anticipated market conditions, and the after-tax cost of capital. To that end, we filed a shelf registration statement with the SEC in June 2012 that enables us to sell a yet to be determined amount of debt and/or equity securities over the subsequent three years, depending on market conditions, our capital needs and other factors. Our access to capital markets can be adversely impacted by prevailing economic conditions and by financial, business and other factors, some of which are beyond our control. Additionally, our borrowing costs are affected by market conditions and may be adversely impacted by a tightening in credit markets.

We can claim bonus tax depreciation equal to 100% of the cost of qualified assets placed in service during 2011 or 2012 and 50% of the cost of qualified assets placed in service during 2013 or 2014. Two 747-8F aircraft delivered to us in 2011 and four delivered in 2012 qualify for 100% bonus tax deprecation. In addition, we expect that two 747-8F aircraft to be delivered in 2013 will qualify for 50% bonus tax depreciation. As a result, we do not expect to pay any significant U.S. federal income tax until 2017 or later. Furthermore, our business operations are subject to income tax in several non-U.S. jurisdictions. We expect GSS to pay U.K. cash income taxes commensurate with its earnings. We do not expect to pay cash income taxes in any other jurisdiction for at least several years.

Contractual Obligations

The table below provides details of our balances available under credit agreements and future cash contractual obligations as of December 31, 2012 (in millions):

	Available Credit	Total Obligations	Payments Due by Period			
			2013	2014 - 2015	2016 - 2017	Thereafter
Debt (1)	$294.1	$1,350.8	$160.2	$246.5	$246.0	$ 698.1
Interest on debt (2)	—	310.8	57.2	94.2	70.4	89.0
Aircraft operating leases	—	1,407.9	146.9	271.7	259.1	730.2
Other operating leases	—	14.6	5.1	8.9	0.2	0.4
Aircraft purchase commitments (3)	—	217.5	217.5	—	—	—
Total Contractual Obligations	$294.1	$3,301.6	$586.9	$621.3	$575.7	$1,517.7

(1) Debt reflects gross amounts (see Note 7 to our Financial Statements for a discussion of the related unamortized discount).

(2) Amount represents interest on fixed rate and floating debt at December 31, 2012.

(3) Includes estimated contractual escalations and required option payments net of purchase credits with respect to aircraft and spare engine commitments.

We maintain a non-current liability for unrecognized income tax benefits. To date, we have not resolved the ultimate cash settlement of this liability. As a result, we are not in a position to estimate with reasonable certainty the date upon which this liability would be payable.

Description of Our Debt Obligations

See Note 7 to our Financial Statements for a description of our debt obligations.

Off-Balance Sheet Arrangements

Fifteen of our forty operating aircraft are under operating leases (this excludes aircraft provided by CMI customers). Five are leased through trusts established specifically to purchase, finance and lease aircraft to us. These leasing entities meet the criteria for variable interest entities. All fixed price options reflect a fair market value purchase option, and as such, we are not the primary beneficiary of the leasing entities. We are generally not the primary beneficiary of the leasing entities if the lease terms are consistent with market terms at the inception of the lease and the leases do not include a residual value guarantee, fixed-price purchase option or similar feature that would obligate us to absorb decreases in value or entitle us to participate in increases in the value of the aircraft. We have not consolidated any of the aircraft-leasing trusts because we are not the primary beneficiary. In addition, we reviewed the other ten Atlas aircraft that are under operating leases but not financed through a trust and determined that none of them would be consolidated upon the application of accounting for consolidations. Our maximum exposure under all operating leases is the remaining lease payments, which amounts are reflected in the future lease commitments above and described in Note 8 to our Financial Statements.

There were no changes in our off-balance sheet arrangements during the fiscal year ended December 31, 2012.

Critical Accounting Policies and Estimates

General Discussion of Critical Accounting Policies and Estimates

An appreciation of our critical accounting policies and estimates is important to understand our financial results. Our Financial Statements are prepared in conformity with GAAP. Our critical policies require management to make estimates and judgments that affect the amounts reported. Actual results may significantly differ from those estimates. The following is a brief description of our current critical accounting policies involving significant management judgment:

Accounting for Long-Lived Assets

We record our property and equipment at cost, and once assets are placed in service, we depreciate them on a straight-line basis over their estimated useful lives to their estimated residual values over periods not to exceed forty years for flight equipment (from date of original manufacture) and three to five years for ground equipment.

Property held under capital leases and the related obligations are recorded at the lesser of an amount equal to (a) the present value of future minimum lease payments computed on the basis of our incremental borrowing rate or, when known, the interest rate implicit in the lease, or (b) the fair value of the asset. Amortization of property under capital leases is calculated on a straight-line basis over the lease term.

We record impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired, the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount and the net book value of the assets exceeds their estimated fair value. In making these determinations, we use certain assumptions at the operating fleet level, including, but not limited to: (i) estimated fair value of the assets and (ii) estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, revenue generated, associated costs, length of service and estimated salvage values.

Aircraft Maintenance and Repair

We account for maintenance and repair costs for both owned and leased airframes and engines under the direct expense method. Under this method, maintenance and repairs are charged to expense upon induction, based on our best estimate of the costs. This method can result in expense volatility between quarterly and annual periods, depending on the number and type of heavy maintenance events performed.

Income Taxes

Deferred income taxes are recognized for the tax consequences of reporting items in our income tax returns at different times than the items are reflected in our financial statements. These temporary differences result in deferred tax assets and liabilities that are calculated by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. If necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. We must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount, if any, of the valuation allowance.

In addition, we establish tax reserves when we believe that certain tax positions are subject to challenge and may not be sustained on audit. These reserves are based on subjective estimates and assumptions involving the relative filing positions and the potential exposure from audits and litigation.

Business Combinations and Intangible Assets

We account for business combinations using the purchase method. Under the purchase method, we record net assets acquired and liabilities assumed at their estimated fair value on the date of acquisition. The determination of the fair value of the assets acquired and liabilities assumed requires us to make estimates and assumptions that affect our financial statements. Intangible assets acquired in connection with business combinations that have finite lives are amortized over their estimated useful lives. The estimated useful lives are based on estimates of the period during which the assets are expected to generate revenue. Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable. If an evaluation of the undiscounted future cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on either its appraised value or its discounted future cash flows.

Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We record an allowance for doubtful accounts as our best estimate of the amount of probable credit losses resulting from the inability or unwillingness of our customers to make required payments. We review the allowance at least monthly and charge off account balances when we determine that it is probable that the receivable will not be recovered.

Legal and Regulatory Matters

We are party to legal and regulatory proceedings with respect to a variety of matters. We evaluate the likelihood of an unfavorable outcome of these proceedings each quarter. Our judgments are subjective and are based on the status of the legal or regulatory proceedings, the merits of our defenses and consultation with outside legal counsel. Due to the inherent uncertainties of the legal and regulatory proceedings in the multiple jurisdictions in which we operate, our judgments may be different from the actual outcomes.

Recent Accounting Pronouncements

See Note 2 to our Financial Statements for a discussion of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We currently do not hedge against foreign currency fluctuations or aircraft fuel. The potential loss arising from adverse changes to the price and availability of aircraft fuel and interest rates is discussed below. The sensitivity analyses presented herein do not consider the effects that such adverse changes might have on our overall financial performance, nor do they consider additional actions we may take to mitigate our exposure to such changes. Variable rate leases are not considered market-sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. Market risk is estimated at a hypothetical 20% increase or decrease in the 2012 average cost per gallon of fuel. Based on actual 2012 fuel consumption for the Commercial Charter business segment, such an increase would have resulted in an increase to aircraft fuel expense of approximately $45.1 million in 2012. We have limited fuel risk on our Commercial Charter business. In the AMC Charter Segment, the contracted fuel prices are established and fixed by the AMC. We receive reimbursements from the AMC each month if the price of fuel paid by us to vendors for the AMC Charter flights exceeds the fixed price; if the price of fuel paid by us is less than the fixed price, then we pay the difference to the AMC. Therefore, we have limited exposure to changes in fuel prices in the AMC Charter Segment. ACMI and Dry Leasing do not create an aircraft fuel market risk, as the cost of fuel is borne by the customer.

Variable Interest Rates. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable rate debt instruments and on interest income generated from our cash and investment balances. As of December 31, 2012, approximately $40.2 million of our debt at face value had variable interest rates. If interest rates would have increased or decreased by a hypothetical 20% in the underlying rate as of December 31, 2012, our annual interest expense would have changed in 2012 by approximately $0.3 million.

Fixed Rate Debt. On December 31, 2012, we had approximately $1.3 billion of fixed rate long-term debt. If interest rates were 20% lower than the stated rate, the fair value of this debt would have been $64.6 million higher as of December 31, 2012.

Foreign Currency. We are exposed to market risk from changes in foreign currency exchange rates, interest rates and equity prices that could affect our results of operations and financial condition. Our largest exposure comes from the Brazilian real, the British pound and the Euro.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Atlas Air Worldwide Holdings, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Atlas Air Worldwide Holdings, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 15(a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
February 13, 2013

Atlas Air Worldwide Holdings, Inc.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2012	December 31, 2011
Assets		
Current Assets		
Cash and cash equivalents	$ 409,763	$ 187,111
Short-term investments	10,119	8,097
Accounts receivable, net of allowance of $3,172 and $1,931, respectively	127,704	93,213
Prepaid maintenance	22,293	35,902
Deferred taxes	26,390	10,580
Prepaid expenses and other current assets	36,726	58,934
Total current assets	632,995	393,837
Property and Equipment		
Flight equipment	2,209,782	1,466,384
Ground equipment	39,230	33,788
Less: accumulated depreciation	(185,419)	(159,123)
Purchase deposits for flight equipment	147,946	407,184
Property and equipment, net	2,211,539	1,748,233
Other Assets		
Long-term investments and accrued interest	140,498	135,735
Deposits and other assets	132,120	73,232
Intangible assets, net	35,533	39,961
Total Assets	$3,152,685	$2,390,998
Liabilities and Equity		
Current Liabilities		
Accounts payable	$ 20,789	$ 27,352
Accrued liabilities	152,467	175,298
Current portion of long-term debt	154,760	70,007
Total current liabilities	328,016	272,657
Other Liabilities		
Long-term debt	1,149,282	680,009
Deferred taxes	265,384	178,069
Other liabilities	121,899	118,888
Total other liabilities	1,536,565	976,966
Commitments and contingencies		
Equity		
Stockholders' Equity		
Preferred stock, $1 par value; 10,000,000 shares authorized; no shares issued	—	—
Common stock, $0.01 par value; 50,000,000 shares authorized; 27,672,924 and 27,462,116 shares issued, 26,443,441 and 26,304,764, shares outstanding (net of treasury stock), as of December 31, 2012 and 2011, respectively	277	275
Additional paid-in-capital	544,421	525,670
Treasury stock, at cost; 1,229,483 and 1,157,352 shares, respectively	(44,850)	(41,499)
Accumulated other comprehensive loss	(14,263)	(15,683)
Retained earnings	798,676	668,749
Total stockholders' equity	1,284,261	1,137,512
Noncontrolling interest	3,843	3,863
Total equity	1,288,104	1,141,375
Total Liabilities and Equity	$3,152,685	$2,390,998

See accompanying Notes to Consolidated Financial Statements

Atlas Air Worldwide Holdings, Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	For the Years Ended December 31, 2012	2011	2010
Operating Revenue			
ACMI	$ 682,189	$ 632,509	$ 543,853
AMC charter	488,063	442,725	388,994
Commercial charter	450,277	299,528	384,440
Dry leasing	11,843	9,695	7,178
Other	13,660	13,759	13,309
Total Operating Revenue	1,646,032	1,398,216	1,337,774
Operating Expenses			
Aircraft fuel	436,618	388,579	300,229
Salaries, wages and benefits	293,881	261,844	238,169
Aircraft rent	166,142	164,089	154,646
Maintenance, materials and repairs	165,069	167,749	174,029
Passenger and ground handling services	69,886	31,460	26,780
Depreciation and amortization	62,475	39,345	34,353
Navigation fees, landing fees and other rent	60,524	50,059	48,700
Travel	56,461	44,037	34,338
Gain on disposal of aircraft	(2,417)	(364)	(3,601)
Special charge	—	5,441	—
Other	110,902	94,877	102,245
Total Operating Expenses	1,419,541	1,247,116	1,109,888
Operating Income	226,491	151,100	227,886
Non-operating Expenses (Income)			
Interest income	(19,636)	(20,193)	(19,663)
Interest expense	64,532	42,120	40,034
Capitalized interest	(18,727)	(27,636)	(16,373)
Loss on early extinguishment of debt	576	—	—
Other income, net	(5,529)	(180)	(9,222)
Total Non-operating Expenses (Income)	21,216	(5,889)	(5,224)
Income before income taxes	205,275	156,989	233,110
Income tax expense	75,561	60,680	90,154
Net Income	129,714	96,309	142,956
Less: Net income (loss) attributable to noncontrolling interests	(213)	226	1,146
Net Income Attributable to Common Stockholders	$ 129,927	$ 96,083	$ 141,810
Earnings per share:			
Basic	$ 4.92	$ 3.66	$ 5.50
Diluted	$ 4.89	$ 3.64	$ 5.44
Weighted average shares:			
Basic	26,419	26,227	25,781
Diluted	26,549	26,422	26,088

See accompanying Notes to Consolidated Financial Statements

Atlas Air Worldwide Holdings, Inc.

Consolidated Statements of Comprehensive Income

(in thousands)

	For the Years Ended December 31,		
	2012	2011	2010
Net Income	$129,714	$ 96,309	$142,956
Other comprehensive income (loss):			
Interest rate derivatives:			
Net change in fair value	(713)	(24,887)	—
Reclassification into earnings	2,652	—	—
Income tax benefit (expense)	(704)	9,034	—
Foreign currency translation:			
Translation adjustment	256	(42)	45
Income tax benefit (expense)	122	22	(12)
Accumulated Postretirement Benefit Obligation:			
Amortization	—	(442)	(46)
Income tax benefit (expense)	—	164	17
Other comprehensive income (loss)	1,613	(16,151)	4
Comprehensive Income	131,327	80,158	142,960
Less: Comprehensive income (loss) attributable to noncontrolling interests	(20)	216	1,163
Comprehensive Income Attributable to Common Stockholders	$131,347	$ 79,942	$141,797

See accompanying Notes to Consolidated Financial Statements

Atlas Air Worldwide Holdings, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the Years Ended December 31, 2012	2011	2010
Operating Activities:			
Net Income Attributable to Common Stockholders	$ 129,927	$ 96,083	$ 141,810
Net income (loss) attributable to noncontrolling interests	(213)	226	1,146
Net Income	129,714	96,309	142,956
Adjustments to reconcile Net Income to net cash provided by operating activities:			
Depreciation and amortization	72,194	47,313	42,356
Accretion of debt securities discount	(8,560)	(8,341)	(7,998)
Provision for allowance for doubtful accounts	837	335	201
Special charge	—	5,441	—
Loss on early extinguishment of debt	576	—	—
Gain on disposal of aircraft	(2,417)	(364)	(3,601)
Deferred taxes	75,365	81,616	62,962
Stock-based compensation expense	18,202	12,528	14,065
Changes in:			
Accounts receivable	(25,217)	(12,914)	(14,839)
Prepaid expenses and other current assets	48,213	(50,303)	(7,415)
Deposits and other assets	(26,027)	(21,854)	(8,176)
Accounts payable and accrued liabilities	(24,383)	(6,808)	60,032
Net cash provided by operating activities	258,497	142,958	280,543
Investing Activities:			
Capital expenditures	(31,266)	(37,374)	(29,612)
Purchase deposits and delivery payments for flight equipment	(520,770)	(764,268)	(40,390)
Investment in debt securities	(6,658)	—	(100,090)
Investment in owner participant interest	—	—	(21,475)
Proceeds from short-term investments	4,342	6,165	24,374
Proceeds from insurance	3,300	—	—
Proceeds from disposal of aircraft	3,215	1,480	5,183
Net cash used for investing activities	(547,837)	(793,997)	(162,010)
Financing Activities:			
Proceeds from debt issuance	1,211,560	360,250	20,636
Proceeds from stock option exercises	—	4,733	5,197
Purchase of treasury stock	(3,351)	(9,251)	(5,854)
Excess tax benefit from stock-based compensation expense	551	3,117	1,155
Payment of debt issuance costs	(34,141)	(6,980)	(445)
Payments of debt	(662,627)	(102,571)	(164,110)
Net cash provided by (used for) financing activities	511,992	249,298	(143,421)
Net increase (decrease) in cash and cash equivalents	222,652	(401,741)	(24,888)
Cash and cash equivalents at the beginning of period	187,111	588,852	613,740
Cash and cash equivalents at the end of period	$ 409,763	$ 187,111	$ 588,852

See accompanying Notes to Consolidated Financial Statements

Atlas Air Worldwide Holdings, Inc.

Consolidated Statements of Stockholders' Equity

(in thousands, except share data)

	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance at December 31, 2009	$266	$(26,394)	$481,074	$ 471	$430,856	$ 886,273	$2,484	$ 888,757
Net Income	—	—	—	—	141,810	141,810	1,146	142,956
Other comprehensive income (loss)	—	—	—	(13)	—	(13)	17	4
Comprehensive Income (Loss)	—	—	—	—	—	141,797	1,163	142,960
Stock option and restricted stock compensation	—	—	14,065	—	—	14,065	—	14,065
Purchase of 126,224 shares of treasury stock	—	(5,854)	—	—	—	(5,854)	—	(5,854)
Exercise of 160,037 employee stock options	2	—	5,195	—	—	5,197	—	5,197
Issuance of 202,436 shares of restricted stock	2	—	(2)	—	—	—	—	—
Reversal of prior year deferred tax	—	—	3,810	—	—	3,810	—	3,810
Tax benefit on restricted stock and stock options	—	—	1,155	—	—	1,155	—	1,155
Balance at December 31, 2010	$270	$(32,248)	$505,297	$ 458	$572,666	$1,046,443	$3,647	$1,050,090
Net Income	—	—	—	—	96,083	96,083	226	96,309
Other comprehensive income (loss)	—	—	—	(16,141)	—	(16,141)	(10)	(16,151)
Comprehensive Income (Loss)	—	—	—	—	—	79,942	216	80,158
Stock option and restricted stock compensation	—	—	12,528	—	—	12,528	—	12,528
Purchase of 138,443 shares of treasury stock	—	(9,251)	—	—	—	(9,251)	—	(9,251)
Exercise of 122,354 employee stock options	1	—	4,732	—	—	4,733	—	4,733
Issuance of 383,839 shares of restricted stock	4	—	(4)	—	—	—	—	—
Tax benefit on restricted stock and stock options	—	—	3,117	—	—	3,117	—	3,117
Balance at December 31, 2011	$275	$(41,499)	$525,670	$(15,683)	$668,749	$1,137,512	$3,863	$1,141,375
Net Income	—	—	—	—	129,927	129,927	(213)	129,714
Other comprehensive income (loss)	—	—	—	1,420	—	1,420	193	1,613
Comprehensive Income (Loss)	—	—	—	—	—	131,347	(20)	131,327
Stock option and restricted stock compensation	—	—	18,202	—	—	18,202	—	18,202
Purchase of 72,131 shares of treasury stock	—	(3,351)	—	—	—	(3,351)	—	(3,351)
Issuance of 210,808 shares of restricted stock	2	—	(2)	—	—	—	—	—
Tax benefit on restricted stock and stock options	—	—	551	—	—	551	—	551
Balance at December 31, 2012	$277	$(44,850)	$544,421	$(14,263)	$798,676	$1,284,261	$3,843	$1,288,104

See accompanying Notes to Consolidated Financial Statements

Atlas Air Worldwide Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

1. Basis of Presentation

Our consolidated financial statements include the accounts of the holding company, Atlas Air Worldwide Holdings, Inc. ("AAWW") and its consolidated subsidiaries. AAWW is the parent company of its principal operating subsidiary, Atlas Air, Inc. ("Atlas"), and of Polar Air Cargo LLC ("Old Polar"). AAWW is also the parent company of several subsidiaries related to our dry leasing services (collectively referred to as "Titan"). In addition, we are the primary beneficiary of Global Supply Systems Limited ("GSS"), a consolidated subsidiary. AAWW has a 51% equity interest and 75% voting interest in Polar Air Cargo Worldwide, Inc. ("Polar"). We record our share of Polar's results under the equity method of accounting.

Noncontrolling interest represents the interest not owned by us and is recorded for consolidated entities in which we own less than 100% of the interest. All significant intercompany accounts and transactions have been eliminated. We account for investments in entities under the equity method of accounting when we hold between 20% and 50% ownership in the entity and exercise significant influence or when we are not the primary beneficiary of a variable interest entity. The terms "we," "us," "our," and the "Company" mean AAWW and all entities included in its consolidated financial statements.

We provide outsourced aircraft and aviation operating services throughout the world, serving Africa, Asia, Australia, Europe, the Middle East, North America and South America through: (i) contractual service arrangements, including those through which we provide aircraft to customers and value-added services, including crew, maintenance and insurance ("ACMI"), as well as those through which we provide crew, maintenance and insurance, with the customer providing the aircraft ("CMI"); (ii) military charter services provided to the U.S. Military Air Mobility Command (the "AMC") ("AMC Charter"); (iii) seasonal, commercial and ad-hoc charter services ("Commercial Charter"); and (iv) dry leasing or sub-leasing of aircraft and engines ("Dry Leasing" or "Dry Lease").

Except for per share data, all dollar amounts are in thousands unless otherwise noted.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and judgments that affect the amounts reported in the Financial Statements and the related disclosures. Actual results may differ from those estimates. Estimates are used in determining, among other items, asset lives, maintenance accruals, valuation allowances (including, but not limited to, those related to receivables, expendable inventory and deferred taxes), income tax accounting, business combinations and related intangible assets, self-insurance employee benefit accruals and contingent liabilities.

Revenue Recognition

ACMI and CMI revenue are typically recognized as the actual block hours are operated on behalf of a customer during a given month, as defined contractually. The time interval between when an aircraft departs the terminal until it arrives at the destination terminal is defined as "Block Hours". If a customer flies below the minimum contracted Block Hour guarantee, the contracted minimum revenue amounts are recognized as revenue. We recognize revenue for AMC and Commercial Charter upon flight departure.

We lease flight equipment, which may include aircraft and engines under operating leases, and record rental income on a straight-line basis over the term of the lease. Rentals received but unearned under the lease agreements are recorded in deferred revenue and included in Accrued liabilities until earned. In certain cases, leases provide for additional rentals based on usage, which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee and the resulting revenue is non-refundable.

The Company recognizes revenue for management and administrative support services when the services are provided.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and other cash investments that are highly liquid in nature and have original maturities of three months or less at acquisition.

Short-Term Investments

Short-term investments are primarily comprised of certificates of deposit, current portions of debt securities and money market funds.

Accounts Receivable

We perform a monthly evaluation of our accounts receivable and establish an allowance for doubtful accounts based on our best estimate of probable credit losses resulting from the inability or unwillingness of our customers to make required payments. Account balances are charged off against the allowance when we determine that it is probable that the receivable will not be recovered.

Escrow Deposits and Letters of Credit

We had $6.3 million as of December 31, 2012 and $6.7 million as of December 31, 2011, for certain deposits required in the normal course of business for various items including, but not limited to, surety and customs bonds, airfield privileges, judicial deposits, insurance and cash pledged under standby letters of credit related to collateral. These amounts are included in Deposits and other assets.

Long-term Investments

Long-term investments consist of debt securities, including accrued interest, for which management has the intent and ability to hold to maturity. These investments are classified as held-to-maturity and are reported at amortized cost. Interest on debt securities and accretion of discounts using the effective interest method are included in Interest income.

Expendable Parts

Expendable parts, materials and supplies for flight equipment are carried at average acquisition costs and are included in Prepaid expenses and other current assets. When used in operations, they are charged to maintenance expense. Allowances for excess and obsolescence for expendable parts expected to be on hand at the date aircraft are retired from service are provided over the estimated useful lives of the related aircraft and engines. These allowances are based on management estimates, which are subject to change as conditions in the business evolve. The net book value of expendable parts inventory was $27.5 million as of December 31, 2012 and $26.1 million at December 31, 2011. The allowance for expendable obsolescence was $8.9 million as of December 31, 2012 and $6.3 million at December 31, 2011.

Property and Equipment

We record property and equipment at cost and depreciate these assets on a straight-line basis over their estimated useful lives to their estimated residual values. Expenditures for major additions, improvements and flight equipment modifications are generally capitalized and depreciated over the shorter of the estimated life of the improvement or the modified assets' remaining lives or remaining lease term if any modifications or improvements are made to operating lease equipment. Substantially all property and equipment is specifically pledged as collateral for our indebtedness. Property under capital leases and related obligations are recorded at the lesser of an amount equal to (a) the present value of future minimum lease payments computed on the basis of our incremental borrowing rate or, when known, the interest rate implicit in the lease or (b) the fair value of the asset. The estimated useful lives of our property and equipment are as follows:

	Range
Flight equipment	6 to 40 years
Computer software and equipment	3 to 5 years
Ground handling equipment and other	3 to 5 years

Depreciation expense, including the amortization of capital leases, related to property and equipment was $60.2 million in 2012, $37.0 million in 2011 and $34.1 million in 2010.

Rotable parts are recorded in Property and equipment, net, and are depreciated over the average remaining fleet lives and written off when they are determined to be beyond economic repair. The net book value of rotable parts inventory was $82.8 million as of December 31, 2012 and $76.7 million as of December 31, 2011.

Capitalized Interest on Pre-delivery Deposits

Interest on funds used to finance the acquisition of aircraft up to the date the asset is ready for its intended use is capitalized and included in the cost of the asset if the asset is actively under construction. Included in capitalized interest is the interest paid on the pre-delivery deposit borrowings directly associated with the acquisition of aircraft. The remainder of capitalized interest recorded on the acquisition of aircraft is determined by taking the weighted average cost of funds associated with our other debt and applying it against the amounts paid as pre-delivery deposits. Pre-delivery deposits for aircraft include capitalized interest of $23.3 million as of December 31, 2012 and $49.8 million as of December 31, 2011.

Measurement of Impairment of Long-Lived Assets

We review long-lived assets for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. When undiscounted cash flows estimated to be generated for those assets are less than the carrying amount, we record impairment losses with respect to those assets based upon the amount by which the net book value of the assets exceeds their estimated fair value. In determining the fair value of the assets, we consider market trends, published values for similar assets, recent transactions involving sales of similar assets and/or quotes from independent third party appraisers. In making these determinations, we also use certain assumptions, including, but not limited to, the estimated undiscounted future net cash flows expected to be generated by the asset group, which are based on management assumptions such as asset utilization, length of service the asset will be used in our operations and estimated residual values.

During 2011, we recorded impairment charges on our 747-200 aircraft, as well as the related engines, rotable inventory and other equipment (see Note 4).

Variable Interest Entities and Off-Balance Sheet Arrangements

We hold a 49% interest in GSS, a private company. GSS is a variable interest entity and we are the primary beneficiary of GSS for financial reporting purposes. Atlas dry leases three 747-8F owned aircraft to GSS. The leases provide for payment of rent and a provision for maintenance costs associated with the aircraft. GSS provides ACMI services to British Airways Plc using these three aircraft. As of December 31, 2012, our investment in GSS was $2.9 million and our maximum exposure to losses from the entity is limited to our investment in GSS and any operating losses of GSS. GSS does not have any third-party debt obligations.

We hold a 50% interest in Global Aviation Technical Solutions Co, Ltd. ("GATS"), a joint venture with an unrelated third party. The purpose of the joint venture is to purchase rotable parts and provide repair services for those parts, primarily for our 747-8F aircraft. The joint venture is a variable interest entity and we have not consolidated GATS because we are not the primary beneficiary as we do not exercise financial control. As of December 31, 2012, our investment in GATS was $12.3 million and our maximum exposure to losses from the entity is limited to our investment, which is composed primarily of rotable inventory parts. GATS does not have any third-party debt obligations.

A portion of our operating aircraft are owned or effectively owned and leased through trusts established specifically to purchase, finance and lease aircraft to us. We have not consolidated any aircraft in the related trusts because we are not the primary beneficiary. Our maximum exposure under these operating leases is the remaining lease payments, which amounts are reflected in the future lease commitments more fully described in Note 8.

Income Taxes

Deferred income taxes are recognized for the tax consequences of reporting items in our income tax returns at different times than the items are reflected in our financial statements. These temporary differences result in deferred tax assets and liabilities that are calculated by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. If necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. We must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount, if any, of the valuation allowance.

In addition, we establish tax reserves when we believe that certain tax positions are subject to challenge and may not be sustained on audit. These reserves are based on subjective estimates and assumptions involving the relative filing positions and the potential exposure from audits and litigation.

Debt Issuance Costs

Costs associated with the issuance of debt are capitalized and amortized over the life of the respective debt obligation, using the effective interest method of amortization. Amortization of debt issuance costs was $2.2 million in 2012, $0.5 million in 2011 and $0.3 million in 2010, and was included as a component of Interest expense.

Aircraft Maintenance and Repair

Maintenance and repair costs for both owned and leased aircraft are charged to expense upon induction.

Prepaid Maintenance Deposits

Certain of our aircraft financing agreements require security deposits to our finance providers to ensure that we perform major maintenance as required. These are substantially refundable to us and are, therefore, accounted for as deposits and included in Prepaid maintenance and in Deposits and other assets. Such amounts, including the long-term portion, were $58.2 million as of December 31, 2012 and $53.5 million at December 31, 2011.

Foreign Currency

While most of our revenues are denominated in U. S. dollars, our results of operations may be exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated operating revenues and expenses. Our largest exposure comes from the Brazilian real, British pound and the Euro. We do not currently have a foreign currency hedging program related to our foreign currency-denominated transactions. Gains or losses resulting from foreign currency transactions are included in Non-operating expenses (income).

Stock-Based Compensation

We have various stock-based compensation plans for certain employees and outside directors, which are described more fully in Note 13. We recognize compensation expense, net of estimated forfeitures, on a straight-line basis over the vesting period for each award based on the fair value on grant date. We estimate grant date fair value for all option grants using the Black-Scholes-Merton option pricing model. We estimate option and restricted stock/unit forfeitures at the time of grant and periodically revise those estimates in subsequent periods if actual forfeitures differ from those estimates. As a result, we record stock-based compensation expense only for those awards that are expected to vest.

Litigation Accruals

We are party to certain legal and regulatory proceedings with respect to a variety of matters. We evaluate the likelihood of an unfavorable outcome of these proceedings under accounting guidance for contingencies. These judgments are subjective based on numerous factors, which may include the status of the legal or regulatory proceedings, the merits of our defenses and consultation with external legal counsel. The actual outcomes of these proceedings may differ materially from our judgments. Legal costs are accrued as incurred and recorded in Other operating expenses.

Supplemental Cash Flow Information

Cash interest paid to lenders is calculated on the face amount of our various debt instruments based on the contractual interest rates in effect during each payment period.

The amortization of debt discount shown as a reconciling item in cash flows from operating activities is the difference between interest expense and cash interest owed to lenders. This amount arises from the amortization of the difference between the fair value of our debt recorded on the balance sheet and the face amount of debt payable to lenders.

The following table summarizes interest and income taxes paid:

	2012	2011	2010
Interest paid	$ 54,790	$37,616	$34,200
Income taxes paid, net of refunds	$(27,371)	$ 4,236	$29,075

Reclassifications

Certain reclassifications have been made to prior periods' consolidated financial statement amounts and related note disclosures to conform to the current year's presentation.

Recently Adopted Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") amended its guidance on the presentation of comprehensive income to increase the prominence of items reported in other comprehensive income. The new guidance requires that all components of comprehensive income in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new guidance was effective as of the beginning of 2012 and its adoption did not have any impact on our financial condition, results of operations or cash flows.

3. DHL Investment and Polar

DHL Network Operations (USA), Inc. ("DHL"), a subsidiary of Deutsche Post AG ("DP"), holds a 49% equity interest and a 25% voting interest in Polar. Polar is a variable interest entity and we have not consolidated Polar because we are not the primary beneficiary as the risks associated with the direct costs of operation are with DHL. Concurrent with the investment, under a 20-year blocked space agreement that was subsequently amended (the "BSA"), Polar provides air cargo capacity to DHL through Polar's network for DHL Express services. In addition to the BSA, Atlas and Polar have a flight services agreement, whereby Atlas is compensated by Polar on a per Block Hour basis, subject to a monthly minimum Block Hour guarantee, at a predetermined rate that escalates annually. Under the flight services agreement, Atlas provides Polar with crew, maintenance and insurance for the aircraft. Under other separate agreements, Atlas and Polar supply administrative, sales and ground support services to one another. DP has guaranteed DHL's (and Polar's) obligations under the various transaction agreements described above. AAWW has agreed to indemnify DHL for and against various obligations of Polar and its affiliates. Collectively, these agreements are referred to herein as the "DHL Agreements". The DHL Agreements provide us with a guaranteed revenue stream from 747-400 aircraft that have been dedicated to Polar for outsourced airport-to-airport wide-body cargo aircraft solutions for the benefit of DHL and other customers' freight due to monthly minimum Block Hour guarantees over the life of the agreements.

In accordance with the DHL Agreements, Polar flies for DHL's trans-Pacific express network and DHL provides financial support and also assumed the risks and rewards of the operations of Polar. In addition to its trans-Pacific routes, Polar is also flying between the Asia Pacific regions, Middle East and Europe on behalf of DHL and other customers.

The BSA established DHL's capacity purchase commitments on Polar flights. DHL has the right to terminate the 20-year BSA at the tenth and fifteenth anniversaries of commencement, which was on October 27, 2008. Either party may terminate for cause (as defined) at any time. With respect to DHL, "cause" includes Polar's inability to meet certain departure and arrival criteria for an extended period of time and upon certain change-of-control events, in which case DHL may be entitled to liquidated damages from Polar. Under such circumstances, DHL is further entitled to have an affiliate assume any or all of the six 747-400 freighter subleases for the remainder of the term under each such sublease, with Polar liable up to an agreed amount of such lease obligations. In the event of any termination during the sublease term, DHL is required to pay the lease obligations for the remainder of the head lease and guarantee Polar's performance under the leases.

In addition to the six 747-400 freighter aircraft, three additional aircraft are operated by Atlas to support the Polar network and DHL through an alliance agreement whereby Atlas provides ACMI services to Polar as of December 31, 2012. We also provide charter capacity to Polar on an as-needed basis. Except for any liquidated damages that we could incur as described above, we do not have any continuing financial exposure to fund debt obligations or operating losses of Polar. The following table summarizes our transactions with Polar:

Revenue and Expenses:	2012	2011	2010
ACMI revenue from Polar	$259,757	$228,896	$185,456
Other revenue from Polar	$ 11,349	$ 11,349	$ 11,349
Ground handling and airport fees paid to Polar	$ 1,654	$ 1,683	$ 2,273
Accounts receivable/payable as of December 31:	2012	2011	
Receivables from Polar	$ 4,264	$ 2,944	
Payables to Polar	$ 140	$ 121	
Aggregate Carrying Value of Polar Investment as of December 31:	2012	2011	
	$ 4,870	$ 4,870	

4. Special Charge

We record impairment charges on long-lived assets used in operations when events and circumstances ("Triggering Events") indicate that the assets may be impaired. In 2011, we determined that Triggering Events occurred, performed an impairment test and concluded that the carrying value of our 747-200 fleet was no longer recoverable.

We view the 747-200 fleet, as well as the related engines, rotable inventory and other equipment as one asset group in developing our cash flow models. In determining fair value, we considered the effects of the current market environment, age of the assets, marketability and excess capacity. Our estimate of fair value was not based on distressed sales or forced liquidations. Instead, it appropriately considered the current market conditions in conjunction with other indicators and represents a Level 3 input, as defined in Note 10. The fair value for each of the aircraft and spare engines remaining in service was adjusted based on estimates of maintenance status. For engines and airframes that are permanently parked, fair value was determined to be scrap value.

In 2011, we recorded a fleet retirement charge of $5.4 million. Of this amount, $4.1 million related to an impairment of the 747-200 fleet, as well as the related engines, rotable inventory and other equipment to their estimated fair value or scrap value, as appropriate. Our remaining three 747-200 aircraft and related spare engines were parked during the first quarter of 2012 and had a net book value of $5.2 million that was transferred to other non-current assets, of which the majority relates to engines. In addition, we recorded a $1.3 million charge related to employee termination benefits for 747-200 crewmembers.

5. Intangible Assets, net

The following table presents our Intangible assets, net as of December 31:

	2012	2011
Fair value adjustment on operating leases	$ 45,531	$ 45,531
Lease intangibles	10,205	10,205
Customer relationship	2,438	2,164
Less: accumulated amortization	(22,641)	(17,939)
	$ 35,533	$ 39,961

Fair value adjustment on operating leases represents the capitalized discount recorded to adjust leases of our 747-400 aircraft to fair market value in 2004. The lease intangible resulted from the acquisition of the owner participant interest in aircraft N499MC in 2010. The customer relationship intangible asset primarily resulted from the consolidation of GSS in 2009.

Amortization expense related to intangible assets amounted to $4.7 million in 2012, $4.7 million in 2011 and $2.7 million in 2010.

The estimated future amortization expense of intangible assets as of December 31, 2012 is as follows:

2013	$ 4,555
2014	4,348
2015	4,126
2016	3,345
2017	2,834
Thereafter	16,325
Total	$35,533

6. Accrued Liabilities

Accrued liabilities consisted of the following as of December 31:

	2012	2011
Maintenance	$ 38,475	$ 54,239
Salaries, wages and benefits	32,734	43,698
Aircraft fuel	19,882	25,583
Deferred revenue	18,619	12,592
Other	42,757	39,186
Accrued liabilities	$152,467	$175,298

7. Debt

Our debt obligations, as of December 31:

	2012	2011
Ex-Im Bank guaranteed notes	$ 560,078	$ —
Term loans	450,652	420,436
EETCs	293,312	329,580
Total debt	1,304,042	750,016
Less current portion of debt	(154,760)	(70,007)
Long-term debt	1,149,282	680,009

At December 31, 2012 and 2011, we had $46.8 million and $51.9 million, respectively, of unamortized discount related to the fair market value adjustments recorded against debt.

Description of our Debt Obligations

Many of our financing instruments contain limitations on our ability to, among other things, pay certain dividends or make certain other restricted payments, consummate certain asset sales, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

Ex-Im Bank Guaranteed Notes

On January 30, 2012, we entered into a term loan facility for up to $864.8 million with Apple Bank for Savings, guaranteed by the Export-Import Bank of the United States ("Ex-Im Bank") to finance up to six 747-8F aircraft deliveries (the "Ex-Im Bank Facility"). The Ex-Im Bank Facility consists of up to six separate term loans, each secured by a mortgage on a 747-8F aircraft. In connection with entry into the Ex-Im Bank Facility, we have agreed to pay usual and customary commitment and other fees associated with this type of financing. Borrowings under the Ex-Im Bank Facility will initially accrue interest at a variable rate, payable quarterly at London InterBank Offered Rate ("LIBOR"), plus a margin. The Ex-Im Bank Facility provides options to refinance the loans through the issuance of bonds in the capital markets or to convert the loans to a fixed rate. The Ex-Im Bank Facility contains customary covenants and events of default. In addition, there are certain operating conditions under the Ex-Im Bank Facility that we must meet.

Each of the borrowings obtained under the Ex-Im Bank Facility were initially funded as variable-rate loans secured by an aircraft and were subsequently refinanced with the issuance of fixed-rate notes with principal and interest payable quarterly.

The following table summarizes the terms and balances for each note issued under the Ex-Im Bank Facility as of December 31 (in millions):

	Issue Date	Face Value	Collateral Aircraft Tail Number	Term	Fixed Interest Rate	2012	2011
First 2012 Ex-Im Guaranteed Note	2012	$142.0	N850GT	12 years	2.02%	$136.8	$ —
Second 2012 Ex-Im Guaranteed Note	2012	142.7	N851GT	12 years	1.73%	140.0	—
Third 2012 Ex-Im Guaranteed Note	2012	142.8	N852GT	12 years	1.56%	140.1	—
Fourth 2012 Ex-Im Guaranteed Note	2012	143.2	N853GT	12 years	1.48%	143.2	—
						$560.1	$ —

Term Loans

We have entered into various term loans to finance the acquisition of aircraft. Each term loan requires payment of principal and interest paid quarterly in arrears. Funds available under each term loan agreement are subject to certain up-front and commitment fees, and funds drawn under the loan agreements bear interest at LIBOR, plus a margin. Each facility is guaranteed by us and are subject to customary covenants and events of default.

The following table summarizes the terms and balances for each term loan outstanding as of December 31(in millions):

	Issue Date	Face Value	Collateral Aircraft Tail Number	Term	Interest Rate Type	Interest Rate at 2012	Interest Rate at 2011	2012	2011
First 2012 Term Loan	2012	$ 35.7	N464MC, N465MC N640GT, N641GT	5 years	Fixed	6.91%	—	$ 30.4	$ —
Second 2012 Term Loan	2012	8.5	N642GT	5 years	Fixed	6.89%	—	7.5	—
Third 2012 Term Loan	2012	26.0	MSN 29681	7 years	Fixed	4.27%	—	26.0	—
First 2011 Term Loan	2011	120.3	G-GSSD	12 years	Fixed	6.16%	6.16%	113.6	119.0
Second 2011 Term Loan	2011	120.0	G-GSSE	12 years	Fixed	6.37%	6.37%	114.5	120.0
Third 2011 Term Loan	2011	120.0	G-GSSF	12 years	Fixed	6.37%	6.37%	114.5	120.0
2010 Term Loan	2010	8.1	B-2808	50 months	Fixed	4.33%	4.33%	4.0	5.9
First 2008 Term Loan	2008	58.4	N419MC	5 years	Variable	2.61%	2.62%	23.5	32.4
Second 2008 Term Loan	2008	41.6	N429MC	5 years	Variable	2.45%	2.81%	16.7	23.1
								$450.7	$420.4

In January 2013, we prepaid the amounts outstanding under the First and Second 2008 Term Loans.

Leveraged Lease Structure

In three separate transactions in 1998, 1999 and 2000, we issued enhanced equipment trust certificates ("EETCs") to finance the acquisition of twelve 747-400F aircraft, five of which are financed as leveraged leases.

In a leveraged lease, the owner trustee is the owner of record for the aircraft. Wells Fargo Bank Northwest, National Association ("Wells Fargo") serves as the owner trustee with respect to the leveraged leases in each of our EETC transactions. As the owner trustee of the aircraft, Wells Fargo serves as the lessor of the aircraft under the EETC lease between us and the owner trustee. Wells Fargo also serves as trustee for the beneficial owner of the aircraft, the owner participant. The original owner participant for each aircraft invested (on an equity basis) approximately 20% of the original cost of the aircraft. The remaining approximately 80% of the aircraft cost was financed with debt issued by the owner trustee on a non-recourse basis in the form of equipment notes.

The equipment notes were generally issued in three series, for each aircraft, designated as Series A, B and C equipment notes. The loans evidenced by the equipment notes were funded by the public offering of EETCs. Like the equipment notes, the EETCs were issued in three series, for each EETC transaction designated as Series A, B and C EETCs. Each series of EETCs was issued by the trustee for separate Atlas pass through trusts with the same designation as the series of EETCs issued. Each of these pass through trustees is also the holder and beneficial owner of the equipment notes bearing the same series designation.

We could be subject to additional monthly lease rentals ("AMLR"), which could require payment of up to an additional $0.1 million per month in rent on each of the five leased EETC aircraft, subject to an $11.0 million per aircraft limit over the remaining term. The AMLR payments would be applied to the underlying notes in the leveraged leases, and would only arise if we exceed certain financial targets and if it is determined that the then fair market monthly rental for the aircraft exceeds a certain level. We have not made any AMLR payments and do not anticipate making any AMLR payments in 2013. We perform this test annually in the third quarter.

In connection with each of these secured debt financings, we executed equipment notes with original interest rates ranging from 6.88% to 9.70% and according to the terms of the equipment notes, principal payments vary and are payable monthly through each maturity.

With respect to the seven EETC-financed aircraft that are currently owned by us, there is no leveraged lease structure or EETC lease. We are the beneficial owner of the aircraft and the issuer of the equipment notes with respect thereto. The equipment notes issued with respect to owned aircraft are with full recourse to us.

The following table summarizes the terms and balances for each EETC outstanding as of December 31(in millions):

	Issue Date	Face Value	Collateral Aircraft Tail Number	Term	Fixed Equipment Note Rates	Effective Interest Rate	2012	2011
2000 EETC	2000	$108.5	N409MC	20 years	8.71% to 9.70%	11.31%	$ 51.5	$ 55.2
1999 EETC	1999	108.2	N476GT	20 years	6.88% to 8.77%	13.94%	36.0	40.5
	1999	108.4	N496MC	20 years	6.88% to 8.77%	13.94%	45.9	50.2
	1999	109.9	N499MC	20 years	6.88% to 8.77%	7.52%	48.8	54.7
1998 EETC	1998	105.6	N475GT	20 years	7.38% to 8.01%	13.89%	44.8	49.9
	1998	103.1	N493MC	20 years	7.38% to 8.01%	13.72%	45.4	50.8
	1998	107.9	N477GT	20 years	7.38% to 8.01%	7.54%	20.9	28.3
							$293.3	$329.6

PDP Financing

In 2010, we entered into a $125.6 million revolving pre-delivery deposit financing facility (the "2010 PDP Facility"). The 2010 PDP Facility was intended to fund a portion of our obligations to make pre-delivery deposits for the then remaining 747-8F aircraft on order from The Boeing Company ("Boeing"). In 2012, we elected to terminate the 2010 PDP Facility since it was no longer needed to finance our pre-delivery payments.

Future Cash Payments for Debt

The following table summarizes the cash required to be paid by year and the carrying value of our debt reflecting the terms that were in effect as of December 31, 2012:

2013	$ 160,178
2014	125,410
2015	121,123
2016	123,318
2017	122,675
Thereafter	698,123
Total debt cash payments	1,350,827
Less: fair value debt discount	(46,785)
Debt	$1,304,042

8. Leases and Aircraft Purchase Commitments

Aircraft, Real Estate and Operating Leases

The following table summarizes rental expenses in:

	2012	2011	2010
Aircraft	$166,142	$164,089	$154,646
Offices, vehicles and other	$ 10,161	$ 9,008	$ 8,487

As of December 31, 2012, 15 of our 40 operating aircraft were leased, all of which were operating leases with initial lease term expiration dates ranging from 2014 to 2025, with an average remaining lease term of 8.9 years. Certain of our operating leases contain renewal options and escalations. In addition, we lease engines under short-term lease agreements on an as-needed basis. We record rent expense on a straight-line basis over the lease term.

Aircraft Purchase Commitments

In 2006, we entered into an agreement with Boeing providing for the purchase of 12 747-8F aircraft (the "Boeing 747-8F Agreement"). In September 2011, we exercised our termination rights in connection with three early build 747-8F aircraft, reducing our order to nine. In addition, the Boeing 747-8F Agreement provides us with rights to purchase up to an additional 13 747-8F aircraft.

As of December 31, 2012, we purchased and took delivery of seven of the nine aircraft on order. Estimated remaining expenditures under the Boeing 747-8F Agreement as of December 31, 2012, including estimated amounts for contractual price escalations and delivery payments, are $212.5 million in 2013.

The following table summarizes our aircraft and spare engine purchase commitments and the minimum annual rental commitments as of the periods indicated under non-cancelable aircraft, real estate and other operating leases with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2012:

	Aircraft Purchase Commitments	Aircraft Operating Leases	Other Operating Leases	Total
2013	$217,489	$ 146,909	$ 5,072	$ 369,470
2014	—	139,434	4,673	144,107
2015	—	132,216	4,205	136,421
2016	—	129,632	79	129,711
2017	—	129,480	81	129,561
Thereafter	—	730,202	444	730,646
Total payments	$217,489	$1,407,873	$14,554	$1,639,916

As discussed in Note 3, Polar Dry Leases aircraft from Old Polar that are leased from a third party and are included in the table above under aircraft operating leases. The following table summarizes the contractual amount of minimum Dry Lease income under these non-cancelable aircraft Dry Leases, reflecting the terms that were in effect as of December 31, 2012:

	Dry Lease Income
2013	$ 63,360
2014	63,360
2015	63,360
2016	63,360
2017	63,360
Thereafter	52,800
	$369,600

Guarantees and Indemnifications

In the ordinary course of business, we enter into numerous real estate leasing, equipment and aircraft financing arrangements that have various guarantees included in the contracts. These guarantees are primarily in the form of indemnities. In both leasing and financing transactions, we typically indemnify the lessors and any financing parties against tort liabilities that arise out of the use, occupancy, manufacture, design, operation or maintenance of the leased premises or financed aircraft, regardless of whether these liabilities relate to the negligence of the indemnified parties. Currently, we believe that any future payments required under many of these guarantees or indemnities would be immaterial, as most tort liabilities and related indemnities are covered by insurance (subject to deductibles). However, payments under certain tax indemnities related to certain of our financing arrangements, if applicable, could be material, and would not be covered by insurance, although we believe that these payments are not probable. Certain leased premises, such as maintenance and storage facilities, typically include indemnities of such parties for any environmental liability that may arise out of or relate to the use of the leased premise. We also provide standard indemnification agreements to officers and directors in the ordinary course of business.

Financings and Guarantees

Our financing arrangements typically contain a withholding tax provision that requires us to pay additional amounts to the applicable lender or other financing party, if withholding taxes are imposed on such lender or other financing party as a result of a change in the applicable tax law.

These increased costs and withholding tax provisions continue for the entire term of the applicable transaction and there is no limitation on the maximum additional amount we could be required to pay under such provisions. Any failure to pay amounts due under such provisions generally would trigger an event of default and, in a secured financing transaction, would entitle the lender to foreclose upon the collateral to realize the amount due.

9. Income Taxes

The significant components of the provision for income taxes are as follows:

	2012	2011	2010
Current:			
Federal	$ —	$(22,082)	$26,710
State and local	173	682	482
Foreign	23	464	—
Total current expense (benefit)	196	(20,936)	27,192
Deferred:			
Federal	69,352	77,252	57,365
State and local	4,867	2,639	(391)
Foreign	1,146	1,725	5,988
Total deferred expense	75,365	81,616	62,962
Total income tax expense	$75,561	$ 60,680	$90,154

The domestic and foreign earnings before income taxes are as follows:

	2012	2011	2010
United States	$204,034	$155,899	$229,585
Foreign	1,241	1,090	3,525
	$205,275	$156,989	$233,110

A reconciliation of differences between the U.S. federal statutory income tax rate and the effective income tax rates for the periods defined below is as follows:

	2012	2011	2010
U.S. federal statutory tax	35.0%	35.0%	35.0%
State and local taxes based on income, net of federal benefit	1.6%	1.5%	1.5%
Non-deductible legal settlements	0.0%	0.0%	2.5%
Other expenses not deductible for tax purposes	0.7%	0.8%	0.5%
Favorable resolution of income tax issues on prior returns	(1.2%)	0.0%	0.0%
Tax effect of foreign operations in relation to U.S. tax rate	0.8%	0.8%	0.3%
Other	(0.1%)	0.5%	(1.1%)
	36.8%	38.6%	38.7%

During 2012, we resolved income tax examinations in Hong Kong for the periods 2001 through 2010. In addition, the statute of limitations expired related to certain income tax benefits claimed on our U.S. federal income tax returns for prior periods. The change in the effective tax rate from 2011 to 2012 was primarily due to the favorable impact of these two items.

Deferred tax assets and liabilities represent the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The net deferred tax asset (liability) was comprised of the following as of December 31:

	Assets (Liabilities)			
	2012		2011	
	Current	Noncurrent	Current	Noncurrent
Fixed assets	$ —	$(593,483)	$ —	$(333,083)
Net operating loss carryforwards and credits	21,251	356,689	—	185,296
Aircraft leases	—	10,959	—	9,933
Interest rate derivatives	—	8,330	—	9,034
Stock-based compensation	—	8,251	—	4,433
Accrued compensation	7,079	—	11,249	—
Maintenance expense	(2,444)	718	(184)	(263)
Equity investments in affiliates	—	(668)	—	(90)
Revaluation of debt	—	(2,748)	—	(2,843)
Accrued expenses	(457)	(3,081)	(517)	(4,154)
Acquisition of EETC debt	—	(9,353)	—	(6,368)
Other	3,102	4,775	2,387	5,283
Valuation allowance	(2,375)	(45,320)	(2,539)	(45,149)
	$26,156	$(264,931)	$10,396	$(177,971)

	Assets (Liabilities)			
	2012		2011	
	Current	Noncurrent	Current	Noncurrent
Deferred taxes included within:				
Deferred taxes	$26,390	$ —	$10,580	$ —
Accrued liabilities	(234)	—	(184)	—
Deferred taxes	—	(265,384)	—	(178,069)
Deposits and other assets	—	453	—	98
	$26,156	$(264,931)	$10,396	$(177,971)

As of December 31, 2012 and 2011, we had U.S. federal tax net operating losses ("NOLs") of approximately $882.5 million and $355.4 million, respectively, net of unrecognized tax benefits and valuation allowances, which will expire through 2032, if not utilized. The increase in NOLs during 2012 resulted from the impact of 100% bonus tax depreciation on four 747-8F aircraft placed in service during the year. We had U.S. federal tax credits of $4.8 million and $4.9 million as of December 31, 2012 and 2011, respectively. Additionally, as of December 31, 2012 and 2011, we had foreign NOLs for Hong Kong of approximately $59.5 million and $25.4 million, respectively, and foreign NOLs for Singapore of approximately $21.5 million and $10.7, respectively.

Section 382 of the Internal Revenue Code (the "Code") imposes an annual limitation on the amount of a corporation's U.S. federal taxable income that can be offset by NOLs if it experiences an "ownership change". A reorganization in 2004 and an offering of our stock in 2009 constituted ownership changes. Accordingly, the use of our NOLs generated prior to these ownership changes is subject to the annual limitation. If certain substantial changes in our ownership occur prospectively, there could be an additional annual limitation on the amount of utilizable carryforwards. Certain tax attributes, including NOLs, reflected on our federal income tax returns, as filed, differ significantly from those reflected in the Financial Statements.

On each reporting date, management assesses whether we are more likely than not to realize some or all of our deferred tax assets. After our assessment, we maintained a valuation allowance against $47.0 million of our deferred tax assets as of December 31, 2012 and 2011. The valuation allowance is attributable to a limitation on NOL utilization resulting from the ownership change under Section 382. Due to this limitation, we expect a portion of our NOLs generated in 2004 and prior years to eventually expire unused.

Included in Prepaid expenses and other current assets are tax receivables of $0.6 million and $30.0 million as of December 31, 2012 and 2011, respectively. In 2012, we received a refund of $27.6 million of U.S. federal income taxes paid for 2010.

A reconciliation of the beginning and ending unrecognized income tax benefits is as follows for:

	2012	2011	2010
Beginning balance	$75,951	$75,681	$77,678
Additions for tax positions related to the current year	310	333	484
Additions for tax positions related to prior years	307	21	—
Reductions for tax positions related to prior years	(3,050)	(84)	(2,481)
Ending balance	$73,518	$75,951	$75,681

If recognized, all of the unrecognized income tax benefits of $73.5 million as of December 31, 2012, would favorably impact the effective income tax rate. We will maintain a liability for unrecognized income tax benefits until these uncertain positions are resolved or until the expiration of the applicable statute of limitations, if earlier.

Based on a decision in a recent court case, we expect to claim income tax benefits in 2013 related to certain of our aircraft. As a result, we anticipate that our recognized and unrecognized income tax benefits may increase by a significant amount. We are not yet in a position to estimate the amount of benefits to which we may be entitled.

Our policy is to record tax-related interest expense and penalties, if applicable, as a component of income tax expense. In 2012 and 2011, we recorded tax-related interest expense of $0.6 million and $2.0 million, respectively. As of December 31, 2012 and 2011, the cumulative liability for tax-related interest was $3.9 million and $3.3 million, respectively. We have not recorded any liability for tax-related penalties, and the tax authorities historically have not assessed tax-related penalties against us.

For U.S. federal income tax purposes, the 2009 through 2011 income tax returns remain subject to examination. The Internal Revenue Service is currently examining the 2009 and 2010 federal income tax returns. We also file income tax returns in multiple states. Generally, the 2009 through 2011 income tax returns remain subject to examination in those states. Our New York state tax returns for 2008 through 2010 are currently under examination.

10. Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Inputs used to measure fair value are classified in the following hierarchy:

- Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 Other inputs that are observable directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, or inactive quoted prices for identical assets or liabilities in inactive markets;
- Level 3 Unobservable inputs reflecting assumptions about the inputs used in pricing the asset or liability.

We endeavor to utilize the best available information in measuring fair value.

We maintain Cash and cash equivalents and Short-term investments, which include cash on hand, demand deposits, other cash investments that are highly liquid in nature and have original maturities of three months or less at acquisition, money market funds, certificates of deposit and the current portion of debt securities. The carrying value of Cash and cash equivalents and Short-term investments is based on cost, which approximates fair value.

Long-term investments consist of debt securities for which we have both the ability and the intent to hold until maturity. These investments are classified as held-to-maturity and reported at amortized cost. The fair value of our Long-term investments was based on a discounted cash flow analysis using the contractual cash flows of the investments and a discount rate derived from unadjusted quoted interest rates for debt securities of comparable risk. Such debt securities represent investments in Pass-Through Trust Certificates related to EETCs issued by Atlas in 1998, 1999 and 2000. Interest on debt securities and accretion of discounts using the effective interest method are included in Interest income.

The fair value of our EETCs was estimated based on Level 3 inputs. We obtained Level 2 inputs of quoted market prices of equipment notes issued under our EETCs and used them as a basis for valuing the EETCs.

The fair values of our term loans and the Ex-Im Bank guaranteed notes were based on a discounted cash flow analysis using current borrowing rates for instruments with similar terms.

The fair value of our interest rate derivatives was based on Level 2 inputs utilized in expected cash flow models. The incorporated market inputs include the implied forward LIBOR yield curve for the same period as the future interest swap settlements.

The following table summarizes the carrying amount, estimated fair value and classification of our financial instruments as of December 31:

	2012				
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 409,763	$ 409,763	$409,763	$ —	$ —
Short-term investments	10,119	10,119	—	—	10,119
Long-term investments and accrued interest	140,498	177,740	—	—	177,740
	$ 560,380	$ 597,622	$409,763	$ —	$ 187,859
Liabilities					
Ex-Im Bank guaranteed notes	$ 560,078	$ 556,742	$ —	$ —	$ 556,742
Term loans	450,652	461,530	—	—	461,530
EETCs	293,312	325,187	—	—	325,187
	$1,304,042	$1,343,459	$ —	$ —	$1,343,459

	2011				
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$187,111	$187,111	$187,111	$ —	$ —
Short-term investments	8,097	8,097	—	—	8,097
Long-term investments and accrued interest	135,735	167,765	—	—	167,765
	$330,943	$362,973	$187,111	$ —	$175,862
Liabilities					
Interest rate derivatives	$ 24,887	$ 24,887	$ —	$24,887	$ —
Term loans	420,436	420,436	—	—	420,436
EETCs	329,580	362,350	—	—	362,350
	$774,903	$807,673	$ —	$24,887	$782,786

The following table presents the carrying value, gross unrealized gain (loss) and fair value of our long-term investments by contractual maturity as of December 31:

	2012			2011		
	Carrying Value	Gross Unrealized Gain (Loss)	Fair Value	Carrying Value	Gross Unrealized Gain (Loss)	Fair Value
Debt securities						
Due after one but within five years	$ 8,365	$ 1,404	$ 9,769	$ —	$ —	$ —
Due after five but within ten years	$132,133	$35,838	$167,971	$135,735	$32,030	$167,765
Total	$140,498	$37,242	$177,740	$135,735	$32,030	$167,765

Interest Rate Derivatives

We were exposed to changes in interest rates for two debt issuances related to the financing of two Boeing 747-8F aircraft that we purchased. We used forward-starting interest rate swaps to effectively fix the interest rate on two 747-8F financings in the fourth quarter of 2011. The use of forward-starting interest rate swaps effectively converted our floating-rate debt issuance to a fixed rate.

In May 2011, we entered into two forward-starting interest rate swaps with a total notional value of $237.5 million to hedge the risk of changes in quarterly interest payments due to fluctuations in the forward 90-day LIBOR swap rate for debt issuances in the fourth quarter of 2011. We designated those forward-starting interest rate swaps as cash flow hedges.

As of December 31, 2011, the fair value of those forward-starting interest rate swaps was $24.9 million, offset by cash collateral of $19.9 million, resulting in a net carrying value of $5.0 million included within Accrued liabilities. We recorded unrealized pre-tax losses of $0.7 million and after-tax losses of $0.5 million in Other comprehensive loss for changes in the fair value of our forward-starting interest rate swaps for year ended December 31, 2012.

On January 12, 2012, we terminated both forward-starting interest rate swaps, which converted a previously unrealized loss of $25.6 million into a realized loss in Accumulated other comprehensive income (loss). There was no ineffectiveness associated with these hedges upon their termination. The two term loans associated with these hedges were converted to fixed-rate loans beginning after their first payment.

As of December 31, 2012, there was $22.9 million of unamortized realized loss related to the forward-starting interest rate swaps remaining in Accumulated other comprehensive income (loss). We recognized $2.7 million of realized loss in earnings as a component of Interest expense in 2012. Realized losses expected to be reclassified into earnings within the next 12 months are $3.1 million as of December 31, 2012.

11. Segment Reporting

We have the following reportable segments: ACMI, AMC Charter, Commercial Charter and Dry Leasing. We use an economic performance metric ("Direct Contribution") that shows the profitability of each segment after allocation of direct ownership costs. Direct Contribution consists of Income before income taxes and excludes the following: special charges, pre-operating expenses, nonrecurring items, gains on the disposal of aircraft, unallocated revenue and unallocated fixed costs. Direct ownership costs include crew costs, maintenance, fuel, ground operations, sales costs, aircraft rent, interest expense related to aircraft debt, interest income on debt securities and aircraft depreciation. Unallocated income and expenses include corporate overhead, non-aircraft depreciation, interest income, capitalized interest, foreign exchange gains and losses, other revenue and other non-operating costs, including pre-operating expenses. Management uses Direct Contribution to measure segment profitability as it shows each segment's contribution to unallocated fixed costs. Each segment has different operating and economic characteristics that are separately reviewed by our senior management.

Management allocates the costs attributable to aircraft operation and ownership among the various segments based on the aircraft type and activity levels in each segment. Depreciation and amortization expense, aircraft rent, maintenance expense, and other aircraft related expenses are allocated to segments based upon aircraft utilization because certain individual aircraft are utilized across segments interchangeably. In addition, certain ownership costs are directly apportioned to the ACMI segment. Other allocation methods are standard activity-based methods that are commonly used in the industry.

The ACMI segment provides aircraft, crew, maintenance and insurance services to customers. Also included in the ACMI segment are the results of operations for CMI. CMI provides crew, maintenance and insurance services, with the customer providing the aircraft. Under ACMI and CMI contracts, customers guarantee a monthly level of operation at a predetermined rate for a defined period of time. The customer bears the commercial revenue risk and the obligation for other direct operating costs, including fuel.

The AMC Charter segment primarily provides full planeload charter flights to the AMC. In addition to cargo flights, the AMC Charter segment includes passenger flights, which we began providing in the second quarter of 2011. We also earn commissions on subcontracting certain flying of oversized cargo and less than full planeload missions, or in connection with flying cargo into areas of military conflict where we cannot perform the services on our own. Revenue from the AMC Charter business is typically derived from one-year contracts on a cost-plus basis with the AMC. Our current AMC contract runs from October 1, 2012 through September 30, 2013. Although we are responsible for the direct operating costs of the aircraft, the price paid for fuel consumed during AMC flights is fixed by the U.S. Military. We receive reimbursement from the AMC each month if the price of fuel paid by us to vendors for AMC missions exceeds the fixed price. Alternatively, if the price of fuel paid by us is less than the fixed price, we pay the difference to the AMC each month.

The Commercial Charter segment provides full planeload air cargo and passenger aircraft charters to charter brokers, cruise-ship operators, freight forwarders, direct shippers and airlines. Charters are often paid in advance and we typically bear the direct operating costs.

The Dry Leasing segment provides for the leasing of aircraft and engines to customers.

Other represents revenue for services that are not allocated to any segment, including administrative and management support services and flight simulator training.

The following table sets forth Operating Revenue and Direct Contribution for our reportable business segments reconciled to Operating Income and Income before Income Taxes:

Operating Revenue:	2012	2011	2010
ACMI	$ 682,189	$ 632,509	$ 543,853
AMC Charter	488,063	442,725	388,994
Commercial Charter	450,277	299,528	384,440
Dry Leasing	11,843	9,695	7,178
Other	13,660	13,759	13,309
Total Operating Revenue	$1,646,032	$1,398,216	$1,337,774
Direct Contribution:			
ACMI	$ 191,497	$ 148,320	$ 127,679
AMC Charter	99,591	86,962	111,091
Commercial Charter	32,079	40,200	111,717
Dry Leasing	4,598	4,631	4,643
Total Direct Contribution for Reportable Segments	327,765	280,113	355,130
Add back (subtract):			
Unallocated income and expenses	(124,331)	(118,047)	(125,621)
Loss on early extinguishment of debt	(576)	—	—
Special charge	—	(5,441)	—
Gain on disposal of aircraft	2,417	364	3,601
Income before Income Taxes	205,275	156,989	233,110
Add back (subtract):			
Interest income	(19,636)	(20,193)	(19,663)
Interest expense	64,532	42,120	40,034
Capitalized interest	(18,727)	(27,636)	(16,373)
Loss on early extinguishment of debt	576	—	—
Other income, net	(5,529)	(180)	(9,222)
Operating Income	$ 226,491	$ 151,100	$ 227,886

We are exposed to a concentration of revenue to the AMC and Polar (see Note 3). No other customer accounted for 10.0% or more of our Total Operating Revenue. Accounts receivable from the AMC were $14.0 million and $21.5 million as of December 31, 2012 and December 31, 2011, respectively. We have not experienced credit issues with either of these customers.

Depreciation and amortization expense:	2012	2011	2010
ACMI	$34,965	$22,057	$15,087
AMC Charter	10,720	5,879	8,597
Commercial Charter	7,415	4,294	5,791
Dry Leasing	4,873	3,031	742
Unallocated	4,502	4,084	4,136
Total Depreciation and Amortization	$62,475	$39,345	$34,353

12. Labor and Legal Proceedings

Labor

Pilots and flight dispatchers of Atlas and Polar are represented by the International Brotherhood of Teamsters (the "IBT"). These employees represented approximately 52.3% of our workforce as of December 31, 2012. We are subject to risks of work interruption or stoppage as permitted by the Railway Labor Act of 1926 (the "Railway Labor Act") and may incur additional administrative expenses associated with union representation of our employees.

In September 2011, we completed, and have since implemented, a five-year collective bargaining agreement, which will not become amendable until September 2016. The terms of the agreement resulted in a single workforce that serves both Atlas and Polar.

In November 2012, we completed, and have since implemented, a five-year collective bargaining agreement with the Atlas and Polar dispatchers. These dispatchers have been represented by the IBT since 2009.

Legal Proceedings

Department of Justice Investigation and Related Litigation

In 2010, Old Polar entered into a plea agreement with the United States Department of Justice (the "DOJ") relating to the previously disclosed DOJ investigation concerning alleged manipulation by cargo carriers of fuel surcharges and other rate components for air cargo services (the "DOJ Investigation").

As a result of the DOJ Investigation, the Company and Old Polar have been named defendants, along with a number of other cargo carriers, in several class actions in the United States arising from allegations about the pricing practices of a number of air cargo carriers that have now been consolidated for pre-trial purposes in the United States District Court for the Eastern District of New York. The consolidated complaint alleges, among other things, that the defendants, including the Company and Old Polar, manipulated the market price for air cargo services sold domestically and abroad through the use of surcharges, in violation of United States, state, and European Union antitrust laws. The suit seeks treble damages and injunctive relief.

In 2007, the Company and Old Polar commenced an adversary proceeding in bankruptcy court against each of the plaintiffs in this class action litigation seeking to enjoin the plaintiffs from prosecuting claims against the Company and Old Polar that arose prior to 2004, the date on which the Company and Old Polar emerged from bankruptcy. In 2007, the plaintiffs consented to the injunctive relief requested and the bankruptcy court entered an order enjoining plaintiffs from prosecuting Company claims arising prior to 2004.

The court in the antitrust class actions has heard and decided a number of procedural motions. Among those was the plaintiffs' motion to join Polar Air Cargo Worldwide, Inc. as an additional defendant, which the court granted on April 13, 2011. There was substantial pre-trial written discovery and document production, and a number of depositions were taken. The case is currently in the class certification phase, with additional depositions occurring. The plaintiffs' motion for class certification was filed on October 28, 2011, and the Company filed its response on May 25, 2012. We are unable to reasonably predict the court's ruling on the motion or the ultimate outcome of the litigation.

The Company, Old Polar and a number of other cargo carriers have also been named as defendants in civil class action suits in the provinces of British Columbia, Ontario and Quebec, Canada that are substantially similar to the class action suits in the United States. The plaintiffs in the British Columbia case have indicated they do not intend to pursue their lawsuit against the Company and Old Polar. We are unable to reasonably predict the outcome of the litigation in Ontario and Quebec.

If the Company or Old Polar were to incur an unfavorable outcome in connection with one or more of the matters described above, such outcome is not expected to materially affect our business, financial condition, results of operations, and/or cash flows.

Brazilian Customs Claim

Old Polar was cited for two alleged customs violations in Sao Paulo, Brazil, relating to shipments of goods dating back to 1999 and 2000. Each claim asserts that goods listed on the flight manifest of two separate Old Polar scheduled service flights were not on board the aircraft upon arrival and therefore were improperly brought into Brazil. The two claims, which also seek unpaid customs duties, taxes and penalties from the date of the alleged infraction, are approximately $10.0 million in aggregate based on December 31, 2012 exchange rates.

In both cases, we believe that the amounts claimed are substantially overstated due to a calculation error when considering the type and amount of goods allegedly missing, among other things. Furthermore, we may seek appropriate indemnity from the shipper in each claim as may be feasible. In the pending claim for one of the cases, we have received an administrative decision dismissing the claim in its entirety, which remains subject to a mandatory appeal by the Brazil customs authorities. As required to defend such claims, we have made deposits pending resolution of these matters. The balances were $6.3 million as of December 31, 2012 and $6.5 million as of December 31, 2011, and are included in Deposits and other assets.

We are currently defending these and other Brazilian customs claims and the ultimate disposition of these claims, either individually or in the aggregate, is not expected to materially affect our financial condition, results of operations or cash flows.

Trademark Matters

Since 2005, we have been involved in ongoing litigation in Europe against Atlas Transport, an unrelated and unaffiliated entity, over the use of the name "Atlas". Following application by us to register the mark "ATLAS AIR" in the European Union ("EU"), opposition from Atlas Transport and follow-up filings by us, the Office for Harmonization in the Internal Market ("OHIM"), which handles trademark matters in the EU, declared Atlas Transport's own trademark "ATLAS" partially invalid because of the prior existence of our Benelux trademark registration. In 2008, OHIM's First Board of Appeal upheld the lower panel's decision, and Atlas Transport appealed that decision to the EU General Court (formally the Court of First Instance), which upheld the court's decision on May 18, 2011. Atlas Transport appealed that ruling to the European Court of Justice ("ECJ"). On March 9, 2012, the ECJ denied the appeal, bringing to an end that aspect of the OHIM proceedings. On May 14, 2012, the Company filed a request for OHIM to resume another aspect of the proceedings, which had been suspended.

In 2007, Atlas Transport also filed a lawsuit in the Netherlands challenging the validity of our Benelux trademark. In 2009, following completion of its proceedings, the court issued a judgment in favor of us. Atlas Transport has appealed that decision to the Dutch Court of Appeal, but the judgment took effect immediately upon entry.

In 2009, Atlas Transport instituted a trademark infringement lawsuit against us in the regional court in Hamburg, Germany. The amended complaint alleges that Atlas Air has been unlawfully using Atlas Transport's trademark in Germany without permission and should be required to render information on the scope of use and pay compensation. In a supplementary motion, Atlas Transport asserts a cease and desist claim against Atlas Air, to be considered if the court denies the claim for compensation. On May 31, 2011, the court dismissed the case and Atlas Transport filed an appeal, which remains pending.

We believe that the ultimate disposition of these claims, either individually or in the aggregate, will not materially affect our financial condition, results of operations or cash flows.

Other

We have certain other contingencies incident to the ordinary course of business. Management believes that the ultimate disposition of such other contingencies is not expected to materially affect our financial condition, results of operations or cash flows.

13. Stock-Based Compensation Plans

In 2004, we implemented a Long-Term Incentive Plan (the "2004 LTIP"). The 2004 LTIP provided for awards of up to approximately 2.8 million shares of AAWW's common stock to employees in various forms. These included non-qualified options, incentive stock options, share appreciation rights, restricted shares, restricted share units, performance shares and performance units, dividend equivalents and other share-based awards. In 2007, the stockholders approved a revised Long-Term Incentive Plan (the "2007 Plan"), which replaced the 2004 LTIP. An aggregate of 0.6 million shares of common stock was reserved for issuance to participants under the 2007 Plan. No new awards have been made under the 2004 LTIP since the adoption of the 2007 Plan in May 2007. Awards outstanding under the 2004 LTIP will continue to be governed by the terms of that plan and agreements under which they were granted. The 2007 Plan limits the terms of awards to ten years and prohibits the granting of awards more than ten years after the effective date of the 2007 Plan. The stockholders approved an additional 0.8 million shares in 2011, 0.5 million shares in 2010 and 1.1 million shares in 2008 of our common stock to be reserved under the 2007 Plan.

As of December 31, 2012, the 2007 Plan had a total of 1.1 million shares of common stock available for future award grants to management and members of the board of directors. Our compensation expense for both plans was $16.8 million in 2012, $11.4 million in 2011 and $12.8 million in 2010. Income tax benefit recognized for share-based compensation arrangements was $6.7 million in 2012, $4.8 million in 2011 and $5.4 million in 2010. The excess cash tax effect classified as a financing cash inflow was a benefit of $0.6 million in 2012, a benefit of $3.1 million in 2011 and a benefit of $1.2 million in 2010.

Non-qualified Stock Options

The portion of the 2007 Plan and the 2004 LTIP applicable to employees is administered by the compensation committee of the board of directors, which also establishes the terms of the awards.

Non-qualified stock options granted under both the 2007 Plan and the 2004 LTIP vest over a three or four year period and expire seven to ten years from the date of grant. As of December 31, 2012, options to acquire a total of 1.3 million shares of common stock have been granted to management under both plans. No options have been granted since 2007. While non-qualified stock options may be granted at any price, they have never been granted with an exercise price less than the fair market value of the stock on the date of grant.

A summary of our options as of December 31, 2012 and changes during the year then ended is presented below:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2011	69,473	$50.89		
Granted	—	—		
Exercised	—	—		
Forfeited, net of adjustments	—	—		
Outstanding as of December 31, 2012	69,473	$50.89	3.3	$146
Exercisable as of December 31, 2012	69,473	$50.89	3.3	$146

No options were exercised in 2012. The total intrinsic value of options exercised in 2011 was $3.2 million and $3.6 million in 2010. The cash received from options exercised was $4.7 million in 2011 and $5.2 million in 2010.

As of December 31, 2012, there was no unrecognized compensation cost related to non-vested stock options granted and all options have vested.

Restricted Share Awards

Restricted shares granted under the 2007 Plan and the 2004 LTIP vest and are expensed over three, four or five year periods. Restricted share awards have been granted in both shares and units. As of December 31, 2012, a total of 2.1 million restricted shares have been granted under both plans. All shares were valued at their fair market value on the date of issuance. Unrecognized compensation cost as of December 31, 2012 is $16.6 million and will be recognized over the remaining weighted average life of 2.2 years.

A summary of our restricted shares as of December 31, 2012 and changes during the year then ended are presented below:

Restricted Share Awards	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested as of December 31, 2011	541,030	$24.48
Granted	232,208	49.12
Vested	(210,808)	46.37
Forfeited	(375)	50.11
Unvested as of December 31, 2012	562,055	$26.44

The total fair value, on vesting date, of shares vested, was $9.8 million in 2012, $14.3 million in 2011 and $10.5 million in 2010.

Performance Share Awards

Performance shares granted under the 2007 Plan are expensed over three years which generally is the requisite service period. Awards generally become vested if (1) we achieve certain specified performance levels compared to a peer group of companies during a three-year period starting in the grant year and ending on December 31 three years later (the "Performance Period"), and (2) the employee remains employed by us through the determination date which can be no later than four months following the end of the Performance Period. Partial vesting may occur for certain employee terminations. Performance share awards have been granted to executives in shares and units. All shares are valued at their fair market value on the date of issuance. The estimated compensation expense recognized for performance share awards is net of estimated forfeitures. We assess the performance levels in the first quarter of each year for the prior year after each of the peer companies has filed its financial statements. We review the results, adjust the estimated performance level and record any change to compensation cost. As of December 31, 2012, a total of 0.8 million performance shares have been granted. Unrecognized compensation cost as of December 31, 2012 is $9.7 million and will be recognized over the remaining weighted average life of 1.7 years.

A summary of our performance shares as of December 31, 2012 and changes during the year then ended are presented below:

Performance Share Awards	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested as of December 31, 2011	273,899	$46.73
Granted	170,151	49.89
Vested	—	—
Forfeited	—	—
Unvested as of December 31, 2012	444,050	$47.94

The total fair value, on vesting date, of shares vested in 2012 was zero, $11.5 million in 2011 and $6.7 million in 2010.

14. Profit Sharing, Incentive and Retirement Plans

Profit Sharing and Incentive Plans

We have an annual incentive compensation program for management employees. The program provides for payments to eligible employees based upon our financial performance, service performance and attainment of individual performance goals, among other things. In addition, our profit sharing plan allows IBT-represented crewmembers to receive payments from the plan based upon Atlas' financial performance. The profit sharing plan is subject to a minimum financial performance threshold. For both plans, we had accruals of $14.9 million as of December 31, 2012 and $18.2 million as of December 31, 2011 in Accrued liabilities. We recognized compensation expense associated with both plans totaling $20.5 million in 2012, $21.9 million in 2011 and $29.2 million in 2010.

401(k) and 401(m) Plans

Participants in our retirement plan may contribute a portion of their annual compensation to a 401(k) plan on a pre-tax basis, subject to aggregate limits under the Code. In addition to 401(k) contributions, participants may contribute a portion of their eligible compensation to a 401(m) plan on an after-tax basis. On behalf of participants in the plan who make elective compensation deferrals, we provide a matching contribution subject to certain limitations. Employee contributions in the plan are vested at all times and our matching contributions are subject to a three-year cliff vesting provision, except for employees who are represented by a collective bargaining agreement and are subject to a three-year graded vesting provision. We recognized compensation expense associated with the plan matching contributions totaling $7.5 million in 2012, $6.7 million in 2011 and $5.2 million in 2010.

15. Treasury Stock

We record the repurchase of shares of common stock at cost based on the settlement date of the transaction. These shares are classified as treasury stock, which is a reduction to stockholders' equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

In 2008, we announced a stock repurchase program, which authorized the repurchase of up to $100 million of our common stock. Purchases may be made at our discretion from time to time on the open market, through negotiated transactions, block purchases or exchange or non-exchange transactions. As of December 31, 2012, we had repurchased 700,243 shares of our common stock for approximately $18.9 million, at an average cost of $26.99 per share under this program. We have not repurchased any shares under this program since 2008.

In addition, we repurchased 72,131 and 138,443 shares of common stock from management in connection with the vesting of awards at an average price of $46.46 per share in 2012 and $66.82 per share in 2011, and held the shares as treasury shares. The payments were used to pay the statutory tax withholdings of employees related to restricted shares that had previously vested.

16. Earnings Per Share

Basic earnings per share ("EPS") represent net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the measurement period. Diluted EPS represent net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the measurement period while also giving effect to all potentially dilutive common shares that were outstanding during the period. Anti-dilutive options that were out of the money for the years ended December 31, 2012, 2011 and 2010 were de minimis and excluded.

The calculations of basic and diluted EPS were as follows:

	2012	2011	2010
Numerator:			
Net Income Attributable to Common Stockholders	$129,927	$96,083	$141,810
Denominator:			
Basic EPS weighted average shares outstanding	26,419	26,227	25,781
Effect of dilutive stock options and restricted stock	130	195	307
Diluted EPS weighted average shares outstanding	26,549	26,422	26,088
EPS:			
Basic	$ 4.92	$ 3.66	$ 5.50
Diluted	$ 4.89	$ 3.64	$ 5.44

Diluted shares reflect the potential dilution that could occur from stock options and restricted shares using the treasury stock method. The calculation does not include restricted shares and units in which performance or market conditions were not satisfied of 0.4 million in 2012, 0.3 million in 2011 and 0.3 million in 2010.

17. Accumulated Other Comprehensive Income (Loss)

The following table summarizes the components of Accumulated other comprehensive income (loss):

	Interest Rate Derivatives	Foreign Currency Translation	Accumulated Postretirement Benefit Obligation	Total
Balance as of December 31, 2010	$ —	$180	$ 278	$ 458
Net change in fair value	(24,887)	—	—	(24,887)
Reclassification into earnings	—	—	—	—
Translation adjustment	—	(21)	—	(21)
Amortization	—	—	(442)	(442)
Tax effect	9,034	11	164	9,209
Balance as of December 31, 2011	(15,853)	170	—	(15,683)
Net change in fair value	(713)	—	—	(713)
Reclassification into earnings	2,652	—	—	2,652
Translation adjustment	—	125	—	125
Amortization	—	—	—	—
Tax effect	(704)	60	—	(644)
Balance as of December 31, 2012	$(14,618)	$355	$ —	$(14,263)

18. Selected Quarterly Financial Information (unaudited)

The following tables summarize the 2012 and 2011 quarterly results:

2012*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Operating Revenue	$359,304	$424,705	$409,251	$452,772
Operating Income	20,579	56,118	62,265	87,529
Net Income Attributable to Common Stockholders	$ 12,835	$ 30,852	$ 33,858	$ 52,382
EPS:				
Basic	$ 0.49	$ 1.17	$ 1.28	$ 1.98
Diluted	$ 0.48	$ 1.16	$ 1.27	$ 1.97

2011**	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Operating Revenue	$297,606	$349,574	$362,876	$388,160
Operating Income	16,491	37,619	43,500	53,490
Net Income Attributable to Common Stockholders	$ 10,516	$ 23,847	$ 28,206	$ 33,514
EPS:				
Basic	$ 0.40	$ 0.91	$ 1.08	$ 1.27
Diluted	$ 0.40	$ 0.90	$ 1.07	$ 1.27

* Included in the fourth quarter of 2012 is an insurance gain of $6.3 million related to flood damage at a warehouse.

** Included in the fourth quarter of 2011 is $5.4 million for asset impairment and employee termination charges related to the retirement of the 747-200 fleet.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

We carried out an evaluation, under the supervision and with the participation of our management, including our President and Chief Executive Officer ("Principal Executive Officer") and our Senior Vice President and Chief Financial Officer ("Principal Financial Officer"), of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as of the end of the period covered by this Report. Based on this evaluation, our Principal Executive Officer and our Principal Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as defined in the Exchange Act Rule 13a-15(f). Management conducted an assessment of our internal control over financial reporting based on the framework established by the Committee of Sponsoring

Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on the assessment, management concluded that, as of December 31, 2012, our internal control over financial reporting is effective. Our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The required information is incorporated by reference from our Proxy Statement to be filed with respect to our 2013 Annual Meeting of Stockholders. Information concerning the executive officers is included below. We have adopted a code of conduct that applies to all of our employees, along with a Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer and members of the board of directors (the "Code of Ethics"). The Code of Ethics is monitored by our Audit Committee, and includes certain provisions regarding disclosure of violations and waivers of, and amendments to, the Code of Ethics by covered parties. A copy of the Code of Ethics is available on our website at www.atlasair.com.

The following is a list of the names, ages and background of our current executive officers:

William J. Flynn. Mr. Flynn, age 59, has been our President and Chief Executive Officer since June 2006. Mr. Flynn has a 30 year career in international supply chain management and freight transportation. Prior to joining us, Mr. Flynn served as President and Chief Executive Officer of GeoLogistics Corporation since 2002 where he led a successful turnaround of the company's profitability and the sale of the company in September 2005. Prior to his tenure at GeoLogistics, Mr. Flynn served as a Senior Vice President at CSX Transportation, one of the largest Class 1 railroads operating in the U. S., from 2000 to 2002. Mr. Flynn spent over 20 years with Sea-Land Service, Inc., a global provider of container shipping services. He served in roles of increasing responsibility in the U.S., Latin America and Asia. Mr. Flynn ultimately served as head of the company's Asia operations. Mr. Flynn is also a director of Republic Services, Inc. During the previous five years, he served as a director of Horizon Lines, Inc. Mr. Flynn holds a Bachelors degree in Latin American studies from the University of Rhode Island and a Masters degree in the same field from the University of Arizona.

John W. Dietrich. Mr. Dietrich, age 48, has been Executive Vice President and Chief Operating Officer since September 2006. Prior thereto, Mr. Dietrich was Senior Vice President, General Counsel and Chief Human Resources Officer from February 2004. He was named Vice President and General Counsel in March 2003, where he was also responsible for our Human Resources and Corporate Communications functions. Mr. Dietrich joined Atlas in 1999 as Associate General Counsel. Prior to joining us, he was a litigation attorney at United Airlines from 1992 to 1999, where he provided legal counsel to all levels of management, particularly on employment and commercial litigation issues. He also serves as a director of the National Air Courier Association. Mr. Dietrich earned a Bachelors of Science degree from Southern Illinois University and received his Juris Doctorate, *cum laude*, from John Marshall Law School. He is a member of the New York, Illinois and Colorado Bars.

Adam R. Kokas. Mr. Kokas, age 41, has been our Senior Vice President, General Counsel and Secretary since October 2006 and our Chief Human Resources Officer since November 2007. Mr. Kokas joined us from Ropes & Gray LLP, where he was a partner in their Corporate Department, focusing on general corporate, securities, transactions and business law matters. Prior to joining Ropes & Gray, Mr. Kokas was a partner at Kelley Drye & Warren LLP, where he joined as an associate in 2001. At both Kelley Drye and Ropes & Gray, Mr. Kokas represented us in a variety of matters, including corporate finance and merger and acquisition transactions, corporate governance matters, strategic alliances, securities matters, and other general corporate issues. Mr. Kokas earned a Bachelor of Arts degree from Rutgers University and is a *cum laude* graduate of the Boston University School of Law, where he was an Edward M. Hennessey scholar. Mr. Kokas is a member of the New York and New Jersey Bars. Mr. Kokas has also been the Chairman of the Board of the Cargo Airline Association (a non-profit trade organization) since June 2011.

Michael T. Steen. Mr. Steen, age 46, has been Executive Vice President and Chief Commercial Officer since November 2010. Prior to November 2010, he was our Senior Vice President and Chief Marketing Officer from April 2007. Mr. Steen joined us from Exel plc where he served as Senior Vice President of Sales and Marketing. Mr. Steen led the sales and marketing activities for Exel Freight's management and technology sector. Following Exel's acquisition by Deutsche Post World Net, he held senior-level positions with the merged company in global supply chain logistics. Prior to joining Exel, he served in a variety of roles with KLM Cargo over 11 years, including Vice President of the Americas, Head of Global Sales and Marketing for the Logistics Unit and Director of Sales for EMEA. Mr. Steen has also been a member of the Board of Directors of TIACA (a not-for-profit trade association for the air cargo industry) since November 2007 and serves as its Chairman since January 2011. Mr. Steen earned a degree in economic science from Katrinelund in Gothenburg, Sweden, and is an alumnus of the Advanced Executive Program at the Kellogg School of Management at Northwestern University.

Spencer Schwartz. Mr. Schwartz, age 46, has been Senior Vice President and Chief Financial Officer since June 2010. Prior to June 2010, he was our Vice President and Corporate Controller from November 2008. Mr. Schwartz joined us from MasterCard Incorporated, where he was employed for over 12 years and served as Group Head of Global Risk Management; Senior Vice President and Business Financial Officer; Senior Vice President, Corporate Controller and Chief Accounting Officer; and Vice President of Taxation. Prior to joining MasterCard, Mr. Schwartz held financial positions of increasing responsibility with Price Waterhouse LLP (now PricewaterhouseCoopers LLP) and Carl Zeiss, Inc. Mr. Schwartz earned a Bachelors degree in Accounting from The Pennsylvania State University and a Masters degree in Business Administration, with a concentration in management, from New York University's Leonard N. Stern School of Business. He is a certified public accountant.

Keith H. Mayer. Mr. Mayer, age 47, has been Vice President and Corporate Controller since November 2010. Mr. Mayer joined us from PepsiCo, Inc. ("PepsiCo"). In his most recent role at PepsiCo, he served as Chief Financial Officer of an international coffee partnership between PepsiCo and Starbucks Corporation. Mr. Mayer also served PepsiCo in a variety of roles since 1999, including Director of External Reporting, Assistant Controller for PepsiCo International, Senior Group Manager of Financial Accounting for Frito-Lay North America, and Group Manager of Technical Accounting. Prior to joining PepsiCo, Mr. Mayer held financial positions of increasing responsibility with Coopers & Lybrand LLP (now PricewaterhouseCoopers LLP). Mr. Mayer earned a Bachelors degree in Accounting from the University of Bridgeport where he graduated *magna cum laude*. He is a certified public accountant.

Executive Officers are elected by our board of directors, and their terms of office continue until the next annual meeting of the board of directors or until their successors are elected and have qualified. There are no family relationships among our executive officers.

ITEM 11. *EXECUTIVE COMPENSATION*

The required information is incorporated by reference from our Proxy Statement to be filed with respect to our 2013 Annual Meeting of Stockholders.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The required information is incorporated by reference from our Proxy Statement to be filed with respect to our 2013 Annual Meeting of Stockholders.

The following table summarizes the securities authorized for issuance under our equity compensation plans at December 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,504,509	$2.35(1)	676,464
Total	1,504,509	$2.35	676,464

(1) Includes 1,435,036 of restricted and performance shares and units, which have no exercise price and 69,473 stock options having an average exercise price of $50.89.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The required information is incorporated by reference from our Proxy Statement to be filed with respect to our 2013 Annual Meeting of Stockholders.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The required information is incorporated by reference from our Proxy Statement to be filed with respect to our 2013 Annual Meeting of Stockholders.

PART IV

ITEM 15. ***EXHIBITS, FINANCIAL STATEMENT SCHEDULES***

(a) 1. Financial Statements:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2012 and 2011

Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

2. Financial Statement Schedule:

Schedule II—Valuation of Qualifying Accounts

All other schedules have been omitted because they are not applicable, not required or the information is included elsewhere in the Financial Statements or Notes thereto.

3. Exhibits: (see accompanying Exhibit Index included after the signature page of this Report for a list of exhibits filed or furnished with or incorporated by reference in this Report).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on February 13, 2013.

ATLAS AIR WORLDWIDE HOLDINGS, INC.
(Registrant)

By: /s/ William J. Flynn
William J. Flynn
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on February 13, 2013 on behalf of the Registrant and in the capacities indicated.

Signature	Capacity
* Eugene I. Davis Eugene I. Davis	Chairman of the Board
/s/ William J. Flynn William J. Flynn	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Spencer Schwartz Spencer Schwartz	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Keith H. Mayer Keith H. Mayer	Vice President and Corporate Controller (Principal Accounting Officer)
* Robert F. Agnew Robert F. Agnew	Director
* Timothy J. Bernlohr Timothy J. Bernlohr	Director
* James S. Gilmore, III James S. Gilmore, III	Director
* Carol B. Hallett Carol B. Hallett	Director
* Frederick McCorkle Frederick McCorkle	Director
* Duncan J. McNabb Duncan J. McNabb	Director

*By: /s/ William J. Flynn
William J. Flynn,
as Attorney-in-fact for each of the persons indicated

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
For the Year ended December 31, 2012				
Allowances deducted in the balance sheet from the assets to which they apply:				
Allowance for doubtful accounts	$1,931	$837	$ 404(a)	$3,172
For the Year ended December 31, 2011				
Allowances deducted in the balance sheet from the assets to which they apply:				
Allowance for doubtful accounts	$1,900	$335	$(304)(a)	$1,931
For the Year ended December 31, 2010				
Allowances deducted in the balance sheet from the assets to which they apply:				
Allowance for doubtful accounts	$2,412	$201	$(713)(a)	$1,900

(a) Primarily represents the write-off of accounts net of recoveries

EXHIBIT INDEX

Exhibit Number	Description
3.1(5)	Certificate of Incorporation of the Company.
3.2(18)	Amended and Restated By-Laws of Atlas Air Worldwide Holdings, Inc., dated as of October 1, 2010.
4.1.1(1)	Form of 8.707% Atlas Air Pass Through Certificates, Series 2000-1A (included in Exhibit 4.1.21).
4.1.2(1)	Form of 9.057% Atlas Air Pass Through Certificates, Series 2000-1B (included in Exhibit 4.1.22).
4.1.3(1)	Form of 9.702% Atlas Air Pass Through Certificates, Series 2000-1C (included in Exhibit 4.1.23).
4.1.4(3)	7.20% Atlas Air Pass Through Certificate 1999-1A-1, Certificate No. A-1-1.
4.1.5(3)	7.20% Atlas Air Pass Through Certificate 1999-1A-1, Certificate No. A-1-2.
4.1.6(3)	6.88% Atlas Air Pass Through Certificate 1999-1A-2, Certificate No. A-2-1.
4.1.7(3)	7.63% Atlas Air Pass Through Certificate 1999-1B-1, Certificate No. B-1.
4.1.8(3)	8.77% Atlas Air Pass Through Certificate 1999-1C-1, Certificate No. C-1.
4.1.9(2)	Pass Through Trust Agreement, dated as of February 9, 1998, between Atlas Air, Inc. and Wilmington Trust Company, as Trustee, relating to the Atlas Air Pass Through Trust 1998-1A-0.
4.1.10(2)	Pass Through Trust Agreement, dated as of February 9, 1998, between Atlas Air, Inc. and Wilmington Trust Company, as Trustee, relating to the Atlas Air Pass Through Trust 1998-1A-S.
4.1.11(2)	Pass Through Trust Agreement, dated as of February 9, 1998, between Atlas Air, Inc. and Wilmington Trust Company, as Trustee, relating to the Atlas Air Pass Through Trust 1998-1B-0.
4.1.12(2)	Pass Through Trust Agreement, dated as of February 9, 1998, between Atlas Air, Inc. and Wilmington Trust Company, as Trustee, relating to the Atlas Air Pass Through Trust 1998-1B-S.
4.1.13(2)	Pass Through Trust Agreement, dated as of February 9, 1998, between Atlas Air, Inc. and Wilmington Trust Company, as Trustee, relating to the Atlas Air Pass Through Trust 1998-1C-0.
4.1.14(2)	Pass Through Trust Agreement, dated as of February 9, 1998, between Atlas Air, Inc. and Wilmington Trust Company, as Trustee, relating to the Atlas Air Pass Through Trust 1998-1C-S.
4.1.15(3)	Pass Through Trust Agreement, dated as of April 13, 1999, between Wilmington Trust Company, as Trustee, and Atlas Air, Inc..
4.1.16(3)	Trust Supplement No. 1999-1A-1, dated April 13, 1999, between Wilmington Trust Company, as Trustee, and Atlas Air, Inc. to Pass Through Trust Agreement, dated as of April 1, 1999.
4.1.17(3)	Trust Supplement No. 1999-1A-2, dated April 13, 1999, between Wilmington Trust Company, as Trustee, and Atlas Air, Inc. to Pass Through Trust Agreement, dated as of April 1, 1999.
4.1.18(3)	Trust Supplement No. 1999-1B, dated April 13, 1999, between Wilmington Trust Company, as Trustee, and Atlas Air, Inc. to Pass Through Trust Agreement, dated as of April 1, 1999.
4.1.19(3)	Trust Supplement No. 1999-1C, dated April 13, 1999, between Wilmington Trust Company, as Trustee, and Atlas Air, Inc. to Pass Through Trust Agreement, dated as of April 1, 1999.
4.1.20(1)	Pass Through Trust Agreement, dated as of January 28, 2000, between Wilmington Trust Company, as Trustee and Atlas Air, Inc..
4.1.21(1)	Trust Supplement No. 2000-1A, dated January 28, 2000, between Wilmington Trust Company, as Trustee, and Atlas Air, Inc. to Pass Through Trust Agreement, dated as of January 28, 2000.

Exhibit Number	Description
4.1.22(1)	Trust Supplement No. 2000-1B, dated January 28, 2000, between Wilmington Trust Company, as Trustee, and Atlas Air, Inc. to Pass Through Trust Agreement, dated as of January 28, 2000.
4.1.23(1)	Trust Supplement No. 2000-1C, dated January 28, 2000, between Wilmington Trust Company, as Trustee, and Atlas Air, Inc. to Pass Through Trust Agreement, dated as of January 28, 2000
4.1.24(2)	Note Purchase Agreement, dated as of February 9, 1998, among the Company, Wilmington Trust Company and First Security Bank, National Association ("Note Purchase Agreement 1998")
4.1.25(1)	Form of Leased Aircraft Participation Agreement (Participation Agreement among Atlas Air, Inc., Lessee, First Security Bank, National Association, Owner Trustee, and Wilmington Trust Company, Mortgagee and Loan Participant) (Exhibit A-1 to Note Purchase Agreement 1998).
4.1.26(1)	Form of Owned Aircraft Participation Agreement (Participation Agreement between Atlas Air, Inc., Owner, and Wilmington Trust Company, as Mortgagee, Subordination Agent and Trustee) (Exhibit C-1 to Note Purchase Agreement 1998).
4.1.27(1)	Form of Lease (Lease Agreement between First Security Bank, National Association, Lessor, and Atlas Air, Inc., Lessee) (Exhibit A-2 to Note Purchase Agreement 1998).
4.1.28(3)	Note Purchase Agreement, dated as of April 13, 1999, among Atlas Air, Inc., Wilmington Trust Company, as Trustee, Wilmington Trust Company, as Subordination Agent, First Security Bank, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent ("Note Purchase Agreement 1999").
4.1.29(3)	Form of Leased Aircraft Participation Agreement (Participation Agreement among Atlas Air, Inc., Lessee, First Security Bank, National Association, Owner Trustee, and Wilmington Trust Company, Mortgagee and Loan Participant) (Exhibit A-1 to Note Purchase Agreement 1999).
4.1.30(3)	Form of Lease (Lease Agreement between First Security Bank, National Association, Lessor, and Atlas Air, Inc., Lessee) (Exhibit A-2 to Note Purchase Agreement 1999).
4.1.31(3)	Form of Owned Aircraft Participation Agreement (Participation Agreement between Atlas Air, Inc., Owner, and Wilmington Trust Company, as Mortgagee, Subordination Agent and Trustee) (Exhibit C-1 to Note Purchase Agreement 1999).
4.1.32(1)	Note Purchase Agreement, dated as of January 28, 2000, among Atlas Air, Inc., Wilmington Trust Company, as Trustee, Wilmington Trust Company, as Subordination Agent, First Security Bank, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent ("Note Purchase Agreement 2000").
4.1.33(1)	Form of Leased Aircraft Indenture (Trust Indenture and Mortgage between First Security Bank, National Association, Owner Trustee, and Wilmington Trust Company, Mortgagee) (Exhibit A-3 to Note Purchase Agreement 2000).
4.1.34(1)	Form of Leased Aircraft Trust Agreement (Exhibit A-5 to Note Purchase Agreement 2000).
4.1.35(1)	Form of Owned Aircraft Indenture (Trust Indenture and Mortgage between Atlas Air, Inc., Owner, and Wilmington Trust Company, as Mortgagee) (Exhibit C-2 to Note Purchase Agreement 2000).
4.1.36(3)	Form of Leased Aircraft Indenture (Trust Indenture and Mortgage between First Security Bank, National Association, Owner Trustee, and Wilmington Trust Company, Mortgagee) (Exhibit A-3 to Note Purchase Agreement 2000).
4.1.37(3)	Form of Leased Aircraft Trust Agreement (Exhibit A-5 to Note Purchase Agreement 2000).
4.1.38(3)	Form of Owned Aircraft Indenture (Trust Indenture and Mortgage between Atlas Air, Inc., Owner, and Wilmington Trust Company, as Mortgagee) (Exhibit C-2 to Note Purchase Agreement 2000).

Exhibit Number	Description
4.1.39(9)	Leased Aircraft Restructure Agreement with regard to Aircraft N491MC, dated July 27, 2004, by and among Atlas Air, Inc., Wells Fargo Bank Northwest, National Association as Owner Trustee, Wilmington Trust Company as Mortgagee, Class A Trustee and Subordination Agent, and DAF Investments, Ltd. as Owner Participant, together with schedule of substantially identical documents omitted from filing pursuant to Rule 12b-31 promulgated under the Exchange Act.
4.1.40(8)	1998 Class A Pass Through Trust Supplement, dated July 27, 2004, between the Company and Wilmington Trust Company as Class A Trustee.
4.1.41(8)	Amendment to 1999 Class A-1 Pass Through Trust Supplement, dated July 27, 2004, between the Company and Wilmington Trust Company as Class A-1 Trustee
4.1.42(8)	Amendment to 2000 Class A Pass Through Trust Supplement between the Company and Wilmington Trust Company as Class A Trustee dated July 27, 2004.
4.1.43(9)	Trust Indenture and Mortgage Supplement No. 3, dated July 27, 2004, by and between Wells Fargo Bank Northwest, National Association (f/k/a First Security Bank, National Association), Owner Trustee, and Wilmington Trust Company, Mortgagee, pertaining to Aircraft N491MC, together with schedule of substantially identical documents omitted from filing pursuant to Rule 12b-31 promulgated under the Exchange Act.
4.2(20)	Facility Agreement, among Atlas Air, Inc. (as Borrower), Each Loan Participant Identified on Schedule I thereto, Norddeutsche Landesbank Girozentrale (as Agent) and Bank of Utah (as Security Agent).
4.3(22)	Participation Agreement, dated as of January 30, 2012, among Helios Leasing I LLC, as Lessor, Helios Leasing Trust, as Lessor Parent, Wilmington Trust Company, as Trustee, Atlas Air, Inc., as Lessee, Wilmington Trust Company, as Indenture Trustee, Apple Bank for Savings, as Initial Guaranteed Lender, Wells Fargo Bank Northwest, National Association, as Security Trustee, and Export-Import Bank of the United States. (Portions of this document have been redacted and filed separately with the Securities and Exchange Commission.).
4.4(23)	Indenture, dated as of May 1, 2012, by and among Helios Leasing I LLC, Apple Bank for Savings, Wilmington Trust Company, not in its individual capacity but solely as Indenture Trustee, Wells Fargo Bank Northwest, National Association, and Export-Import Bank of the United States.
4.5(23)	Secured Fixed Rate Global Note, dated June 19, 2012.
4.6(23)	Secured Fixed Rate Global Note, dated July 31, 2012.
4.7	Secured Fixed Rate Global Note dated October 10, 2012, which is filed herewith as Exhibit 4.7.
4.8	Secured Fixed Rate Global Note dated December 12, 2012, which is filed herewith as Exhibit 4.8.
10.1(9)	Lease Agreement, dated July 29, 1998, between First Security Bank, National Association and Atlas Air, Inc. with respect to Aircraft N491MC, together with schedule of substantially identical documents omitted from filing pursuant to Rule 12b-31 promulgated under the Exchange Act.
10.1.1(9)	Amendment No. 1 to Lease Agreement dated as of July 27, 2004 between Wells Fargo Bank Northwest, National Association (f/k/a First Security Bank, National Association), as Lessor and Atlas Air, Inc., as Lessee with respect to Aircraft N491MC, together with schedule of substantially identical documents omitted from filing pursuant to Rule 12b-31 promulgated under the Exchange Act.
10.2(10)	Employment Agreement, dated April 21, 2006, between Atlas Air, Inc. and William J. Flynn.
10.2.1(15)	Amendment, dated as of December 31, 2008, to the Employment Agreement between Atlas Air, Inc. and William J. Flynn.

Exhibit Number	Description
10.2.2(16)	Amendment, dated as of July 1, 2011, to the Employment Agreement between Atlas Air, Inc. and William J. Flynn.
10.3(9)	Lease, dated July 16, 2002, between Tuolumne River Aircraft Finance, Inc. as Lessor and Atlas Air, Inc., as Lessee with respect to Aircraft N416MC, together with schedule of substantially identical documents omitted from filing pursuant to Rule 12b-31 promulgated under the Exchange Act.
10.3.1(9)	Amendment Agreement, dated August 1, 2003, between Tuolumne River Aircraft Finance, Inc., as Lessor and Atlas Air, Inc. as Lessee in respect of Lease dated July 16, 2002 with respect to Aircraft N416MC, together with schedule of substantially identical documents omitted from filing pursuant to Rule 12b-31 promulgated under the Exchange Act.
10.4(9)	Sublease, dated October 24, 2001, between General Electric Capital Corporation, as Sublessor and Polar Air Cargo, Inc. as Sublessee with respect to Aircraft N450PA, together with schedule of substantially identical documents omitted from filing pursuant to Rule 12b-31 promulgated under the Exchange Act
10.4.1(9)	Amendment Agreement, dated August 1, 2003, between General Electric Capital Corporation, as Sublessor and Polar Air Cargo, Inc. as Sublessee in respect of Sublease, dated October 24, 2001, with respect to Aircraft N450PA, together with schedule of substantially identical documents omitted from filing pursuant to Rule 12b-31 promulgated under the Exchange Act.
10.4.2(8)	Second Amendment Agreement, dated January 31, 2005, between General Electric Capital Corporation, as Sublessor and Polar Air Cargo, Inc. as Sublessee in respect of Sublease, dated October 24, 2001, with respect to Aircraft N450PA, together with schedule of substantially identical documents omitted from filing pursuant to Rule 12b-31 promulgated under the Exchange Act.
10.5(9)	Lease Agreement, dated July 24, 2002, between Charles River Aircraft Finance, Inc. as Lessor and Polar Air Cargo, Inc. as Lessee with respect to Aircraft N454PA
10.5.1(9)	Amendment Agreement, dated August 1, 2003, between Charles River Aircraft Finance, Inc. as Lessor and Polar Air Cargo, Inc. as Lessee in respect of Lease Agreement dated July 24, 2002 with respect to Aircraft N454PA.
10.5.2(9)	Second Amendment Agreement, dated January 31, 2005, between Charles River Aircraft Finance, Inc. as Lessor and Polar Air Cargo, Inc. as Lessee in respect of Lease Agreement, dated July 24, 2002, with respect to Aircraft N454PA.
10.6.1(11)	Purchase Agreement No. 3134, dated as of September 8, 2006, between The Boeing Company and Atlas Air, Inc. (Portions of this document have been redacted and filed separately with the Securities and Exchange Commission).
10.6.2(18)	Supplemental Agreement No. 1 to Purchase Agreement No. 3134 between The Boeing Company and Atlas Air, Inc. (Portions of this document have been redacted and filed separately with the Securities and Exchange Commission).
10.6.3(18)	Supplemental Agreement No. 2 to Purchase Agreement No. 3134 between The Boeing Company and Atlas Air, Inc. (Portions of this document have been redacted and filed separately with the Securities and Exchange Commission).
10.7(9)	Engine Maintenance Contract, dated April 30, 2004, between the Company and MTU Maintenance Hannover GmbH, with regard to CF6 80C2 Engines in the 1998 EETC Transaction together with schedule of substantially identical documents omitted from filing pursuant to Rule 12b-31 promulgated under the Exchange Act.
10.8(11)	Amended and Restated Employment Agreement, dated as September 19, 2006, between Atlas Air, Inc. and John W. Dietrich.

Exhibit Number	Description
10.8.1(15)	Amendment, dated as of December 31, 2008, to the Amended and Restated Employment Agreement between Atlas Air, Inc. and John W. Dietrich.
10.8.2(16)	Amendment, dated as of July 1, 2011, to the Employment Agreement between Atlas Air, Inc. and John W. Dietrich.
10.9(16)	Atlas Air Worldwide Holdings, Inc. Annual Incentive Program for Senior Executives, amended as of July 1, 2011.
10.10(9)	Contract, dated October 1, 2004, between HQ AMC/A34TM and the Company.
10.11(24)	Atlas Air Worldwide Holdings, Inc. 2007 Incentive Plan (as amended).
10.11.1(15)	Atlas Air Worldwide Holdings, Inc. Long Term Cash Incentive Program.
10.11.2(22)	Form of Restricted Stock Unit Agreement.
10.11.3(22)	Form of Performance Share Unit Agreement.
10.12(16)	Benefits Program for Executive Vice President and Senior Vice Presidents, Amended and Restated as of July 1, 2011.
10.13(25)	Board of Directors Compensation Program.
10.14(14)	Atlas Air, Inc. Profit Sharing Plan.
10.14.1(15)	Amendment, dated as of December 31, 2008, to Atlas Air, Inc. Profit Sharing Plan.
10.15(12)	Atlas Air Worldwide Holdings, Inc. Amended and Restated 2004 Long Term Incentive and Share Award Plan.
10.16(7)	Form of Directors and Officers Indemnification Agreement.
10.17(6)	Amendment No. 1 to Stock Purchase Agreement/Amendment No. 1 to Transaction Guarantee Agreement, dated as of April 13, 2007, among Polar Air Cargo Worldwide, Inc., DHL Network Operations (USA), Inc. and Deutsche Post AG.
10.18(12)	Stock Purchase Agreement with DHL.
10.19(13)	Blocked Space Agreement, dated June 28, 2007, between Polar Air Cargo Worldwide, Inc. and DHL Network Operations (USA), Inc. (Portions of this document have been redacted and filed separately with the Securities and Exchange Commission.).
10.20(13)	Amendment No. 1, dated as of July 30, 2007, to Blocked Space Agreement between Polar Air Cargo Worldwide, Inc. and DHL Network Operations (USA), Inc.
10.21(13)	Flight Services Agreement, dated as of June 28, 2007, between Atlas Air, Inc. and Polar Air Cargo Worldwide, Inc. (Portions of this document have been redacted and filed separately with the Securities and Exchange Commission.).
10.22(13)	Indemnity Agreement, dated as of June 28, 2007, among Atlas Air Worldwide Holdings, Inc., Polar Air Cargo Worldwide, Inc. and DHL Network Operations (USA), Inc.
10.23(13)	Contribution Agreement, dated as of June 28, 2007, between Atlas Air Worldwide Holdings, Inc. and Polar Air Cargo Worldwide, Inc. (Portions of this document have been redacted and filed separately with the Securities and Exchange Commission.).
10.24(23)	Atlas Air, Inc. 401(K) Restoration and Voluntary Deferral Plan.
10.25(21)	Plea Agreement, dated September 2, 2010, between the United States of America and Polar Air Cargo, L.L.C.
14.1(6)	Atlas Air Worldwide Holdings, Inc. Code of Ethics applicable to the Chief Executive Officer, Senior Financial Officers and members of the Board of Directors.

Exhibit Number	Description
21.1	Subsidiaries List, which is filed herewith as Exhibit 21.1.
23.1	Consent of PricewaterhouseCoopers LLP, which is filed herewith as Exhibit 23.1.
24.1	Power of Attorney, which is filed herewith as Exhibit 24.1.
31.1	Certification pursuant to Section 302 of Sarbanes Oxley Act of 2002 by Chief Executive Officer, which is filed herewith as Exhibit 31.1.
31.2	Certification pursuant to Section 302 of Sarbanes Oxley Act of 2002 by Chief Financial Officer, which is filed herewith as Exhibit 31.2.
32.1	Certification of periodic financial report pursuant to Section 906 of Sarbanes Oxley Act of 2002, which is filed herewith as Exhibit 32.1.
32.2	Certification of periodic financial report pursuant to Section 906 of Sarbanes Oxley Act of 2002, which is filed herewith as Exhibit 32.2.
101.INS	XBRL Instance Document. *
101.SCH	XBRL Taxonomy Extension Schema Document. *
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. *
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. *
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document. *
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. *

* Attached as Exhibit 101 to this report are the following, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and December 31, 2011, (ii) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010, (v) Consolidated Statements of Stockholders' Equity for the years ended December 30, 2012, 2011 and 2010 and (vi) Notes to Consolidated Financial Statements. In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

(1) Incorporated by reference to the exhibits to Atlas Air's Registration Statement on Form S-4 (No. 333-36268).

(2) Incorporated by reference to the exhibits to Atlas Air's Annual Report on Form 10-K for the year ended December 31, 1997.

(3) Incorporated by reference to the exhibits to Atlas Air's Registration Statement on Form S-3 (No. 333-71833).

(4) Incorporated by reference to the exhibits the Company's Current Report on Form 8-K dated February 16, 2001.

(5) Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated June 23, 2005.

(6) Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

(7) Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated November 14, 2005.

(8) Incorporated by reference to exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

(9) Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2004.

(10) Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

(11) Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(12) Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

(13) Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

(14) Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

(15) Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

(16) Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

(17) Incorporated by reference to Exhibit 3 to the Company's Current Report on Form 8-K dated October 1, 2010.

(18) Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

(19) Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 21, 2011.

(20) Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

(21) Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

(22) Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

(23) Incorporated by reference to the exhibits in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

(24) Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 1, 2012.

(25) Incorporated by reference to the exhibits in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Eugene I. Davis
Chairman of the Board
Atlas Air Worldwide Holdings, Inc.
Chairman & Chief Executive Officer
PIRINATE Consulting Group

Robert F. Agnew
President & Chief Executive Officer
Morten Beyer & Agnew

Timothy J. Bernlohr
Managing Member
TJB Management Consulting, LLC

William J. Flynn
President & Chief Executive Officer
Atlas Air Worldwide Holdings, Inc.

James S. Gilmore, III
Attorney at Law & Business Consultant
Former Governor of Virginia

Carol B. Hallett
Of Counsel
U.S. Chamber of Commerce

Frederick McCorkle
Independent Businessman,
Lieutenant General, Retired
United States Marine Corps

Duncan J. McNabb
Independent Businessman,
General, Retired
United States Air Force

EXECUTIVE MANAGEMENT

William J. Flynn
President & Chief Executive Officer

John W. Dietrich
Executive Vice President &
Chief Operating Officer

Michael T. Steen
Executive Vice President &
Chief Commercial Officer

Adam R. Kokas
Senior Vice President, General
Counsel, Chief Human Resources
Officer & Secretary

Spencer Schwartz
Senior Vice President &
Chief Financial Officer

COMPANY INFORMATION

Stock Exchange

The common stock of Atlas Air Worldwide Holdings, Inc. is traded on the NASDAQ Global Select Market℠ under the symbol AAWW.

Corporate Office

Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue
Purchase, New York 10577-2543

Independent Accountants

PricewaterhouseCoopers LLP
Florham Park, New Jersey

Stock Transfer Agent

Computershare
P.O. Box 43006
Providence, Rhode Island 02940-3006
Telephone: 1-877-296-3711
(Inside U.S., U.S. territories & Canada)
Telephone: 1-201-680-6685
(Outside U.S., U.S. territories & Canada)
www.computershare.com/investor

Website

www.atlasair.com

Investor Information

Securities analysts and investors may write to Investor Relations at the Corporate Office, call 1-914-701-8200, or email InvestorRelations@atlasair.com.


ATLAS AIR
WORLDWIDE

ATLAS AIR POLAR TITAN

2000 Westchester Avenue
Purchase, New York 10577-2543
www.atlasair.com


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